UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Virtus Investment Partners, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

92828Q109

(CUSIP Number)

Bank of Montreal

Laura Ryan

111 W. Monroe Street

Chicago, IL 60603

Tel. No.: (312) 461-2575

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92828Q109

1	Names of Reporting Persons. Bank of Montreal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC*
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☒
6	Citizenship or Place of Organization Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 1,724,128**
8 Shared Voting Power 100***
9 Sole Dispositive Power 1,724,128**
10 Shared Dispositive Power 100***

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,724,228 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not applicable	☐
13	Percent of Class Represented by Amount in Row (11) 23.0%**
14	Type of Reporting Person (See Instructions) HC, BK

*	The source of funds for acquiring the shares of Series B Preferred Stock (as defined below) was the working capital of Harris Bankcorp, Inc. (“Harris”), a wholly-owned subsidiary of Harris Financial Corp. (“HFC”), which is a wholly-owned subsidiary of Bank of Montreal (“BMO”, and together with Harris and HFC, the “Reporting Persons”).
**	BMO, Bank of Montreal Holding Inc. (a wholly-owned subsidiary of BMO), Bank of Montreal Securities Canada Limited (a wholly-owned subsidiary of Bank of Montreal Holding Inc.), BMO Nesbitt Burns Corporation Limited (a wholly-owned subsidiary of Bank of Montreal Securities Canada Limited) and BMO Nesbitt Burns Inc. (a wholly-owned subsidiary of BMO Nesbitt Burns Corporation Limited) are the beneficial owners of 2 shares of common stock of Virtus Investment Partners, Inc., formerly known as Virtus Holdings, Inc. (the “Issuer”). The Reporting Persons are the beneficial owners of 45,000 shares of Series B Voting Convertible Preferred Stock (the “Series B Preferred Stock”) of the Issuer. As of the date of this Statement on Schedule 13D, each share of Series B Preferred Stock is convertible into 38.3139 shares of common stock of the Issuer, and the entire 45,000 shares of Series B Preferred Stock beneficially owned by the Reporting Persons are convertible, in the aggregate, into 1,724,126 shares of common stock covered by this report. The number of shares issuable upon the conversion of the Series B Preferred Stock may be adjusted from time to time in accordance with certain customary anti-dilution protection provisions and the amount of accumulated and unpaid dividends as set forth in the certificate of designations of the Series A Non-Voting Convertible Preferred Stock and the Series B Preferred Stock. In the event that all of the shares of the Series B Preferred Stock beneficially

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owned by the Reporting Persons are converted into common stock of the Issuer at the current conversion rate of 38.3139 shares of common stock per each share of Series B Preferred Stock, based upon the 7,496,202 shares of common stock of the Issuer outstanding as of December 31, 2008 (including the shares of common stock issuable upon conversion of the Series B Preferred Stock beneficially owned by the Reporting Persons), the Reporting Persons would own 23.0% of the outstanding shares of common stock of the Issuer.

***	100 shares of common stock of the Issuer (the “Trust Shares”) are held in a bona fide fiduciary capacity in certain trust or investment accounts for the account of third parties. 91 shares of the Trust Shares are beneficially owned by the Reporting Persons and Harris N.A., which is a wholly-owned subsidiary of Harris, and 9 shares of the Trust Shares are beneficially owned by BMO, HFC, Harris RIA Holdings, Inc., a wholly-owned subsidiary of HFC, and Sullivan, Bruyette, Speros & Blayney, Inc. (“Harris SBSB”), a wholly-owned subsidiary of Harris RIA Holdings, Inc.

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CUSIP No. 92828Q109

1	Names of Reporting Persons. Harris Financial Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC*
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☒
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 1,724,126**
8 Shared Voting Power 100***
9 Sole Dispositive Power 1,724,126**
10 Shared Dispositive Power 100***

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,724,226 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not applicable	☐
13	Percent of Class Represented by Amount in Row (11) 23.0%**
14	Type of Reporting Person (See Instructions) HC, CO

*	The source of funds for acquiring the shares of Series B Preferred Stock was the working capital of Harris.
**	The Reporting Persons are the beneficial owners of 45,000 shares of Series B Preferred Stock of the Issuer. As of the date of this Statement on Schedule 13D, each share of Series B Preferred Stock is convertible into 38.3139 shares of common stock of the Issuer, and the entire 45,000 shares of Series B Preferred Stock beneficially owned by the Reporting Persons are convertible, in the aggregate, into 1,724,126 shares of common stock covered by this report. The number of shares issuable upon the conversion of the Series B Preferred Stock may be adjusted from time to time in accordance with certain customary anti-dilution protection provisions and the amount of accumulated and unpaid dividends as set forth in the certificate of designations of the Series A Non-Voting Convertible Preferred Stock and the Series B Preferred Stock. In the event that all of the shares of the Series B Preferred Stock beneficially owned by the Reporting Persons are converted into common stock of the Issuer at the current conversion rate of 38.3139 shares of common stock per each share of Series B Preferred Stock, based upon the 7,496,202 shares of common stock of the

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Issuer outstanding as of December 31, 2008 (including the shares of common stock issuable upon conversion of the Series B Preferred Stock beneficially owned by the Reporting Persons), the Reporting Persons would own 23.0% of the outstanding shares of common stock of the Issuer.

***	The Trust Shares are held in a bona fide fiduciary capacity in certain trust or investment accounts for the account of third parties. 91 shares of the Trust Shares are beneficially owned by the Reporting Persons and Harris N.A. and 9 shares of the Trust Shares are beneficially owned by BMO, HFC, Harris RIA Holdings, Inc. and Harris SBSB.

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CUSIP No. 92828Q109

1	Names of Reporting Persons. Harris Bankcorp, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☒
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 1,724,126*
8 Shared Voting Power 91**
9 Sole Dispositive Power 1,724,126*
10 Shared Dispositive Power 91**

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,724,217 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not applicable	☐
13	Percent of Class Represented by Amount in Row (11) 23.0%*
14	Type of Reporting Person (See Instructions) HC, CO

*	The Reporting Persons are the beneficial owners of 45,000 shares of Series B Preferred Stock of the Issuer. As of the date of this Statement on Schedule 13D, each share of Series B Preferred Stock is convertible into 38.3139 shares of common stock of the Issuer, and the entire 45,000 shares of Series B Preferred Stock beneficially owned by the Reporting Persons are convertible, in the aggregate, into 1,724,126 shares of common stock covered by this report. The number of shares issuable upon the conversion of the Series B Preferred Stock may be adjusted from time to time in accordance with certain customary anti-dilution protection provisions and the amount of accumulated and unpaid dividends as set forth in the certificate of designations of the Series A Non-Voting Convertible Preferred Stock and the Series B Preferred Stock. In the event that all of the shares of the Series B Preferred Stock beneficially owned by the Reporting Persons are converted into common stock of the Issuer at the current conversion rate of 38.3139 shares of common stock per each share of Series B Preferred Stock, based upon the 7,496,202 shares of common stock of the Issuer outstanding as of December 31, 2008 (including the shares of common stock issuable upon conversion of the Series B Preferred Stock beneficially owned by the Reporting Persons), the Reporting Persons would own 23.0% of the outstanding shares of common stock of the Issuer.

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**	The Trust Shares are held in a bona fide fiduciary capacity in certain trust or investment accounts for the account of third parties. 91 shares of the Trust Shares are beneficially owned by the Reporting Persons and Harris N.A.

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Item 1. Security and Issuer

The class of equity securities to which this Statement on Schedule 13D relates are the common stock, par value $0.01 per share (the “Common Stock”), of Virtus Investment Partners, Inc., a Delaware corporation, formerly known as Virtus Holdings, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 100 Pearl St., 9th Floor, Hartford, CT 06103.

The information set forth in the Exhibits to this Statement on Schedule 13D is hereby expressly incorporated herein by reference, and the responses to each item of this Statement on Schedule 13D are qualified in their entirety by the provisions of such Exhibits.

Item 2. Identity and Background

This Statement on Schedule 13D is being filed by Bank of Montreal (“BMO”), a chartered bank in Canada, Harris Financial Corp. (“HFC”), a Delaware corporation, and Harris Bankcorp, Inc. (“Harris”), a Delaware corporation (collectively, the “Reporting Persons”). The Reporting Persons entered into an agreement of joint filing, dated January 12, 2009, a copy of which is attached as Exhibit 2.01.

BMO wholly owns HFC. HFC wholly owns Harris. Bank of Montreal Holding Inc. is a wholly-owned subsidiary of BMO. Bank of Montreal Securities Canada Limited is a wholly-owned subsidiary of Bank of Montreal Holding Inc. BMO Nesbitt Burns Corporation Limited is a wholly-owned subsidiary of Bank of Montreal Securities Canada Limited. BMO Nesbitt Burns Inc. is a wholly-owned subsidiary of BMO Nesbitt Burns Corporation Limited. Harris N.A. is a wholly-owned subsidiary of Harris. Sullivan, Bruyette, Speros & Blayney, Inc. (“Harris SBSB”) is a wholly-owned subsidiary of Harris RIA Holdings, Inc., which in turn is a wholly-owned subsidiary of HFC.

The principal office of BMO is 100 King Street West, 1 First Canadian Place, Toronto, Ontario, M5X 1A1. The principal office of HFC is 111 W. Monroe Street, Chicago, Illinois 60603. The principal office of Harris is 111 W. Monroe Street, Chicago, Illinois 60603.

BMO is a chartered bank under the Bank Act of Canada. HFC is a financial holding company. Harris is a bank holding company headquartered in Chicago.

The name, residence or business address, position, present principal occupation or employment, the name and, if other than any Reporting Person, the principal business and address of any corporation or organization in which such employment is conducted and citizenship of each director and executive officer of each Reporting Person are set forth in the attached Schedule A.

Except as described below, during the last five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, none of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

During the period Ms. Guylaine Saucier was a director of Nortel Networks Corporation (“Nortel”), Nortel and its principal operating subsidiary Nortel Networks Limited (“NNL”) failed to file certain of their financial statements on a timely basis. In light of the foregoing, on May 17, 2004 the Ontario Securities Commission issued an order prohibiting, effective immediately, all trading by directors, officers and certain then current and former employees in the securities of Nortel and NNL. Two other Canadian securities commissions issued similar orders. The last of the cease trade orders were lifted by the relevant securities commissions in Canada on June 23, 2005. Ms. Guylaine Saucier is no longer a director of Nortel.

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Item 3. Source and Amount of Funds or Other Consideration

Of the shares reported hereby as beneficially owned by the Reporting Persons, 100 shares of Common Stock (the “Trust Shares”) are held in a bona fide fiduciary capacity in certain trust or investment accounts for the account of third parties. 91 shares of the Trust Shares are beneficially owned by the Reporting Persons and Harris N.A. and 9 shares of the Trust Shares are beneficially owned by BMO, HFC, Harris RIA Holdings, Inc. and Harris SBSB. The Trust Shares and the 2 shares of Common Stock (the “Allocated Shares”) reported hereby as beneficially owned by BMO, Bank of Montreal Holding Inc., Bank of Montreal Securities Canada Limited, BMO Nesbitt Burns Corporation Limited and BMO Nesbitt Burns Inc. were received by the Reporting Persons or their subsidiaries through pro rata distribution of the Common Stock as part of the spin-off of the Issuer from The Phoenix Companies, Inc. on December 31, 2008. No consideration was paid by the Reporting Persons or their subsidiaries in receipt of the Trust Shares.

On October 30, 2008, Harris entered into an Investment and Contribution Agreement (the “Investment Agreement”), by and among Harris, Phoenix Investment Management Company, the Issuer and The Phoenix Companies, Inc. Pursuant to the Investment Agreement, Harris agreed to purchase certain securities of the Issuer in a two step transaction as follows: (i) 9,783 shares of Series A Non-Voting Convertible Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”), for an aggregate purchase price of $1 at the first closing (which occurred on October 31, 2008), and (ii) 35,217 shares of the Series B Voting Convertible Preferred Stock, par value $0.01 per share (the “Series B Preferred Stock” and, together with the Series A Preferred Stock, the “Preferred Stock”), for an aggregate purchase price of $35 million at the second closing (which occurred on December 31, 2008). In accordance with the Investment Agreement, at the second closing, Harris also exchanged all of the shares of Series A Preferred Stock it acquired at the first closing for the same number of shares of the Series B Preferred Stock. After giving effect to the purchase at the second closing and the exchange, the Reporting Persons beneficially own in the aggregate 45,000 shares of Series B Preferred Stock. The source of the consideration paid to acquire the Series A Preferred Stock on October 31, 2008 and the Series B Preferred Stock on December 31, 2008 was working capital of Harris.

Item 4. Purpose of Transaction

As of the date of this Statement on Schedule 13D, except as set forth below, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed in Schedule A, has any current plans or proposals that relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, as part of their ongoing evaluation of this investment, the Reporting Persons may formulate new plans or proposals which could relate to or which could result in one or more of the actions referred to in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Trust Shares and the Allocated Shares were received by the Reporting Persons or their subsidiaries through pro rata distribution of the Common Stock as part of the spin-off of the Issuer from The Phoenix Companies, Inc. on December 31, 2008. The shares of Preferred Stock were acquired for investment purposes only. The 45,000 shares of Series B Preferred Stock beneficially owned by the Reporting Persons, if converted into Common Stock at the current conversion rate of 38.3139 shares of Common Stock per each share of Preferred Stock, will result in the Reporting Persons beneficially owning, in the aggregate, 1,724,126 shares of Common Stock (in addition to the Trust Shares and the Allocated Shares). The Reporting Persons currently intend to hold any shares of Common Stock to be issued upon conversion of any shares of the Series B Preferred Stock or to be acquired in the future for investment purposes only.

Board of Directors Membership

In accordance with the Investment Agreement, the Issuer has agreed to promptly cause one person nominated by Harris and one person elected by the holders of the Preferred Stock in accordance with the certificate of designations of the Preferred Stock to be elected or appointed to the board of directors of the Issuer (the “Board of Directors”). So

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long as Harris beneficially owns at least 10% of the outstanding shares of Common Stock (including for this purpose any shares of Common Stock issuable upon the conversion of the Preferred Stock and certain additional securities Harris may acquire pursuant to its additional financing right (as described below)), subject to satisfaction of certain requirements, the Issuer will be required to recommend to its stockholders the election of a designate of Harris to the Board of Directors at the Issuer’s annual meeting. For as long as at least 66 2/3% of the aggregate shares of the Series B Preferred Stock issued on the second closing remain outstanding, the holders of a majority of the then outstanding shares of the Series B Preferred Stock shall have the exclusive right, voting separately as a class, to appoint and elect one director.

Restrictions On Transfer

Until the thirty-month anniversary of the date of the second closing, Harris is not permitted to transfer, sell, assign or otherwise dispose of (“Transfer”) any Preferred Stock, or shares of Common Stock issuable upon conversion of any shares of Preferred Stock, acquired pursuant to the Investment Agreement; provided, that, except for Transfers pursuant to Rule 144 under the Securities Act of 1933 or a registered offering, any Transfer permitted in accordance with the provisions of the Investment Agreement must not (i) cause certain regulatory events or consequences set forth in the Investment Agreement or (ii) be made to certain competitors of the Issuer or their controlled affiliates. Notwithstanding the foregoing, Harris will be permitted to Transfer any portion or all of its Preferred Stock or shares of Common Stock issuable upon conversion of any shares of Preferred Stock at any time under the following circumstances: (1) Transfers to any affiliate under common control with Harris’ ultimate parent entity but only if the transferee agrees in writing for the benefit of the Issuer to be bound by the terms of the Investment Agreement; (2) Transfers pursuant to a merger, tender offer or exchange offer or other business combination, acquisition of assets or similar transaction or change of control involving the Issuer or certain of its subsidiaries; (3) Transfers commenced after the commencement of bankruptcy or insolvency proceedings; (4) Transfers made in connection with a pledge to a financial institution to secure a bona fide debt financing and any foreclosure of such pledge and subsequent sale of the securities; and (5) Transfers made with the prior written consent of the Issuer.

Standstill and Voting Limitations

In addition, pursuant to the Investment Agreement, Harris agreed that, until the three-year anniversary of the second closing date, without the prior written approval of the Issuer, neither Harris nor any of its controlled affiliates will (a) acquire beneficial ownership of any Common Stock or other securities issued by the Issuer if such acquisition would result in Harris and its affiliates having beneficial ownership of more than 23.0% of the outstanding shares of Common Stock, other than solely as a result of the exercise of the additional financing right or any other rights, entitlements or obligations set forth in the Investment Agreement, the certificate of incorporation of the Issuer or the certificate of designations of the Preferred Stock; provided, however, that Harris or its controlled affiliates will, directly or indirectly, be entitled to acquire in any trading market on which securities issued by the Issuer or certain of its subsidiaries are listed or quoted beneficial ownership of any Common Stock or other securities issued by the Issuer, so long as such acquisition would not result in Harris’ having beneficial ownership of Common Stock representing more than 24.9% of the outstanding shares of Common Stock (calculated on a fully diluted basis) at the time of acquisition or, subject to certain exceptions, so long as any resulting increase in the beneficial ownership of Harris and its affiliates (as a percentage of the outstanding fully-diluted Common Stock) is less than or equal to a prior reduction in such beneficial ownership resulting from the issuance by the Issuer of shares of Common Stock (or securities convertible into or exchangeable therefor) pursuant to any employee benefit plan or other equity-based awards to employees or directors; (b) enter into or otherwise be involved in or part of, any acquisition transaction, merger or other business combination relating to all or part of the Issuer or certain of its subsidiaries or any acquisition transaction for all or part of the assets of the Issuer or certain of its subsidiaries or any of their respective businesses; (c) make, or in any way participate in, certain solicitations of proxies to vote, or seek to advise or influence any person or entity with respect to the voting of, any voting securities of the Issuer or certain of its subsidiaries; (d) call or seek to call a meeting of the stockholders of the Issuer or certain of its subsidiaries or initiate any stockholder proposal for action by stockholders of the Issuer or certain of its subsidiaries, form, join or in any way participate in a group with respect to any voting securities of the Issuer, or seek, propose or otherwise act alone or in concert with others, to influence or control the management, the Board of Directors or policies of the Issuer or certain of its subsidiaries; or (e) bring any action or otherwise act to contest the validity of the standstill provisions of the Investment Agreement described above or seek a release of the restrictions contained therein, or make a request to amend or waive any provision of such provision. Harris also agreed that until the three year anniversary of the second closing date it will

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vote in favor of the slate of directors recommended by the Board of Directors at each meeting of the Issuer’s stockholders for the election of such directors. Notwithstanding the aforementioned, the restrictions set forth above will be suspended upon the occurrence of certain events, including without limitation, if it is publicly disclosed that the Issuer is seeking any purchaser for a controlling interest in its business; another person or group which is unaffiliated with Harris has offered or proposed to acquire a controlling interest in the Issuer or assets representing, at least fifty percent of the market capitalization of the Issuer and the Issuer has approved or recommended that the stockholders of the Issuer accept such offer; if a party unaffiliated with Harris shall have acquired control of the Board of Directors through the solicitation of proxies or otherwise; with respect to any acquisition by Harris of any assets or securities of the Issuer as debtor, in a transaction subject to the approval of the United States Bankruptcy Court pursuant to proceedings under the United States Bankruptcy Code; with respect to the sale or exchange by Harris of securities in a tender or exchange offer initiated by a person other than Harris or its affiliates, or with respect to any action by the Investment Agreement or necessary to consummate the transactions contemplated thereby.

In accordance with the certificate of designations of the Preferred Stock, at any time that any person or group holds directly or indirectly shares of Preferred Stock representing in the aggregate in excess of 24.9% of the total voting power of the outstanding shares of Common Stock, such number of shares as represents such excess voting power will become nonvoting for all purposes, except as may be required by the General Corporation Law of the State of Delaware, and will, without limitation, not have any right to vote or consent under the provisions of the certificate of designations of the Preferred Stock and will not be considered “outstanding” for purposes of any vote or consent; provided, that such voting limitation will terminate (i) if at any time Harris beneficially owns securities of the Issuer representing in excess of 33 1/3% of the outstanding shares of Common Stock but clause (iii) below is not applicable, provided, however, that the exception set forth in this clause (i) will not apply (A) if Harris’s beneficial ownership of securities representing such excess voting power will not have resulted in and will not constitute an assignment of the investment advisory contracts to which the Issuer or any subsidiary that is a registered investment adviser is a party or (B) in the event that the Issuer or any such subsidiary shall have received the requisite approvals of the board of directors or trustees and shareholder of such entity in respect of any such assignment; (ii) if at any time a person or group other than Harris and its affiliates acquires beneficial ownership in excess of 24.9% of the outstanding shares of Common Stock or in excess of 24.9% of the total voting power of the outstanding shares of Common Stock or (iii) if at any time Harris beneficially owns securities of the Issuer representing in excess of 50% of the outstanding shares of Common Stock Common Stock.

Additional Financing Right and Right to Appoint an Additional Director

In accordance with the Investment Agreement, subject to certain conditions, if at any time prior to the twenty-four month anniversary of the second closing, the Issuer proposes to issue to any person any Common Stock or a Common Stock equivalent security of the Issuer (such issuance, a “Qualifying Issuance”) other than in connection with certain equity compensation arrangements, for mergers or acquisitions in which shares of Common Stock are exchanged for equity securities of the acquired entity, or pursuant to any stock split, stock dividend or recapitalization by the Issuer, Harris will be afforded the right to provide additional financing to the Issuer in lieu of the Qualifying Issuance through a purchase of additional shares of Series B Preferred Stock or a new series of Preferred Stock identical to the Series B Preferred Stock (except with respect to conversion price) up to a principal amount of $25 million. Harris must exercise such additional financing right within twenty business days after receipt of any notice of intention to initiate a Qualifying Issuance from the Issuer. In the event that Harris exercises its additional financing right and beneficially owns in excess of 33% of the outstanding shares of Common Stock (including for this purpose shares of Common Stock issuable upon conversion of the Preferred Stock) after giving effect to such additional financing right, it will be granted the right to appoint one additional member to the Board of Directors so long as such additional right would not give rise to certain regulatory events or consequences set forth in the Investment Agreement.

The Put Right and the Call Option

Pursuant to the Investment Agreement, at any time on or after the three-year anniversary of the first closing, Harris will have the right (the “Put Right”), to require the Issuer to repurchase, all of the Series A Preferred Stock purchased by Harris in the first closing (or the shares of Series B Preferred Stock which were issued and delivered to Harris on the second closing in exchange for all the Series A Preferred Stock held

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by Harris) on not less than five days’ notice from Harris to the Issuer, for a purchase price (the “Put Price”) equal to the liquidation preference of such shares of Series A Preferred Stock (including all accumulated and unpaid dividends and accrued interest thereon to the closing date of the Put Right). The Put Price will be payable by the Issuer in cash or, at the election of the Issuer, in the form of two senior promissory notes of the Issuer each having an aggregate principal amount equal to one half of the Put Price of the Issuer, paying interest at LIBOR plus 300 basis points per annum, the first maturing on the one-year anniversary of the closing date of the Put Right and the second maturing on the two-year anniversary of the closing date for the Put Right. In addition, the Issuer will have the option at any time after the consummation of the first closing and prior to any exercise of the Put Right by Harris to repurchase from Harris, all of the shares of Series A Preferred Stock (or the shares of Series B Preferred Stock which were issued and delivered to Harris on the second closing in exchange for all the Series A Preferred Stock held by Harris) then held by Harris, on not less than five days notice from the Issuer to Harris, for a purchase price (the “Call Price”) equal to the liquidation preference of such shares of Preferred Stock (including all accumulated and unpaid dividends and accrued interest thereon to the Put Closing Date) and payable in cash on the date of the closing of the Call Option. Notwithstanding the aforementioned, the Put Right and the Call Option will expire if at the time that the second closing is consummated or at anytime thereafter the average closing price for the Common Stock during any five consecutive trading day period exceeds the conversion price per share of the Preferred Stock, as adjusted from time to time, or in the event that Harris converts any or all of the Series A Preferred Stock received by it in the first closing or the shares of Series B Preferred Stock which were issued and delivered to Harris on the second closing in exchange for all the Series A Preferred Stock held by Harris into Common Stock. In the event that Harris converts less than all of such shares of Preferred Stock, the Put Right and the Call Option will expire only with respect to such converted shares. If all or any part of the Issuer’s obligations pursuant to the Put Right and the Call Option will not be punctually paid when due, The Phoenix Companies, Inc. will, immediately upon demand by Harris, pay the amount due to Harris.

Registration Right

Pursuant to the Investment Agreement, the Issuer has granted Harris certain rights to require the Issuer to register the shares of Common Stock issuable upon conversion of the Preferred Stock under the Securities Act of 1933 for public resale.

Other

Information set forth in response to this Item 4 is qualified in its entirety by reference to the Investment Agreement and the certificate of designations of the Preferred Stock which are attached as Exhibit 4.01 and Exhibit 4.02, respectively, to this Statement on Schedule 13D and are incorporated herein by reference.

The Reporting Persons expect to evaluate on an ongoing basis the Issuer’s financial condition, results of operations, business and prospects, the market price of the Common Stock, conditions in securities markets generally and in the market for shares of companies like the Issuer, general economic and industry conditions and other factors that the Reporting Persons deem relevant to their investment decisions. Based on such evaluations, and subject to the provisions of the Investment Agreement, the Reporting Persons may at any time or from time to time determine to acquire additional Common Stock, or Preferred Stock or other securities convertible into or exchangeable for Common Stock or derivatives relating to Common Stock, or dispose of Common Stock, Preferred Stock or other securities convertible into or exchangeable for Common Stock or derivatives relating to Common Stock that the Reporting Persons own or may hereafter acquire, through open market or privately negotiated transactions or otherwise, at such prices and on such terms as they deem advisable. The Reporting Persons intend to monitor closely their investment in the Issuer. The Reporting Persons and their representatives and advisers intend to discuss from time to time with members of the Board of Directors and management of the Issuer the performance of the Issuer, personnel matters, strategic or extraordinary transactions and similar matters, in each case subject to Harris’s rights and obligations under the Investment Agreement. The Reporting Persons and their representatives and advisers may communicate with other shareholders, industry participants and other interested parties concerning the Issuer. Based on the Reporting Persons’ continuing evaluation of the foregoing factors, the Reporting Persons reserve the right to change their plans and intentions at any time or from time to time, as they deem appropriate. In addition, the Reporting Persons or their subsidiaries may from time to time purchase and sell equity securities of the Issuer in a fiduciary or similar capacity for the account of third parties.

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Item 5. Interest in Securities of the Issuer

(a) As of the date of this Statement on Schedule 13D, the Trust Shares are held in a bona fide fiduciary capacity in certain trust or investment accounts for the account of third parties. 91 shares of the Trust Shares are beneficially owned by the Reporting Persons and Harris N.A. and 9 shares of the Trust Shares are beneficially owned by BMO, HFC, Harris RIA Holdings, Inc. and Harris SBSB.

As of the date of this Statement on Schedule 13D, the Allocated Shares are beneficially owned by BMO, Bank of Montreal Holding Inc., Bank of Montreal Securities Canada Limited, BMO Nesbitt Burns Corporation Limited and BMO Nesbitt Burns Inc.

As of the date of this Statement on Schedule 13D, the Reporting Persons beneficially own, in the aggregate, 45,000 shares of Series B Preferred Stock for their own account. As of the date of this Statement on Schedule 13D, each share of Series B Preferred Stock is convertible into 38.3139 shares of Common Stock, and the entire 45,000 shares of Series B Preferred Stock beneficially owned by the Reporting Persons are convertible, in the aggregate, into 1,724,126 shares of Common Stock. The number of shares issuable upon the conversion of the Series B Preferred Stock may be adjusted from time to time in accordance with certain customary anti-dilution protection provisions and the amount of accumulated and unpaid dividends as set forth in the certificate of designations of the Preferred Stock. In the event that all of the shares of the Series B Preferred Stock beneficially owned by the Reporting Persons are converted into Common Stock at the current conversion rate of 38.3139 shares of Common Stock per one share of Series B Preferred Stock, based upon the 7,496,202 shares of Common Stock of the Issuer outstanding as of December 31, 2008 (including the shares of Common Stock issuable upon conversion of the Series B Preferred Stock beneficially owned by the Reporting Persons), the Reporting Persons would own 23.0% of the outstanding shares of Common Stock.

Harris may convert the shares of Series B Preferred Stock at any time. Upon the delivery to the Issuer of a written consent or consents by holders of a majority in liquidation preference of the then outstanding shares of Preferred Stock approving a mandatory conversion of the Preferred Stock, all of the shares of the Preferred Stock then outstanding will be automatically converted into shares of Common Stock. Under certain circumstances, no holder of Preferred Stock will be entitled to receive shares of Common Stock upon their conversion to the extent (but only to the extent) that such receipt would cause such converting holder to become, directly or indirectly, a beneficial owner of more than 24.9% of the shares of Common Stock outstanding and such receipt would result in the assignment of the investment advisory contracts to which the Issuer or any of its subsidiaries that is a registered investment adviser is a party. In addition, if for twenty trading days in any thirty consecutive trading day period the aggregate closing price of the Common Stock exceeds 175% of the then applicable conversion price of the Preferred Stock, the Issuer may elect to cause each share of the Preferred Stock held by a holder of the Preferred Stock to be converted into shares of Common Stock, unless such holder of the Preferred Stock elects instead to forfeit thereafter its right to receive dividends paid on outstanding shares of Common Stock based on the number of shares of Common Stock into which such shares of Preferred Stock could be converted.

At any time after the six-year anniversary of the date of the first closing, all (but not less than all) of the outstanding shares of Preferred Stock will be redeemed at a price per share equal to the liquidation preference of the Preferred Stock thereof plus interest thereon, from the last dividend payment date to the effective date of such redemption, at a rate of LIBOR plus 3 percent per annum pursuant to written notice delivered to the holders of Preferred Stock by the Issuer, in its sole discretion. In addition, at any time and from time to time no earlier than the seven-year anniversary of the date of the first closing, shares of Preferred Stock will be redeemed by the Issuer, at the option of the holder, at a price per share equal to the liquidation preference of the Preferred Stock plus interest from the last dividend payment date to the effective date of such redemption, at a rate of LIBOR plus 3 percent per annum after receipt by the Issuer from any holder of Preferred Stock of written notice requesting redemption of all or any portion of the outstanding shares of Preferred Stock held by such holder.

The terms of the Preferred Stock are provided in the certificates of designations of the Preferred Stock, which is filed as Exhibit 4.02 and is hereby incorporated by reference herein.

(b) BMO, Bank of Montreal Holding Inc., Bank of Montreal Securities Canada Limited, BMO Nesbitt Burns Corporation Limited and BMO Nesbitt Burns Inc. have the sole power to vote and to dispose of the Allocated Shares. The Reporting Persons and Harris N.A. have shared power to vote and to dispose of 91 shares of the Trust Shares. BMO, HFC, Harris RIA Holdings, Inc. and Harris SBSB have shared power to vote and to dispose of 9 shares of the Trust Shares. The Reporting Persons have the sole power to vote and to dispose of the 45,000 Preferred Shares and would have sole power to vote and to dispose of the shares of Common Stock issuable upon the conversion of the Preferred Stock.

(c) Pursuant to the Investment Agreement and in accordance with a certain escrow agreement, dated as of December 30, 2008 and entered into between Harris, Phoenix Investment Management Company and Computershare Trust Company, N.A. as escrow agent, on December 31, 20008, Harris purchased 35,000 shares of Series B Preferred Stock for an aggregate purchase price of $35 million from Phoenix Investment Management Company. The shares of Preferred Stock and the consideration paid by Harris for the purchase of such shares were delivered by the escrow agent to Harris and Phoenix Investment Management Company, respectively, promptly following the date of the second closing.

13

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth, or incorporated by reference, in Items 3, 4 and 5 hereof is incorporated by reference in response to this Item 6.

On May 18, 2006, Phoenix Investment Counsel, Inc. (“PIC”), a wholly-owned subsidiary of Phoenix Equity Planning Corporation, which is a wholly-owned subsidiary of the Issuer, acquired the rights to advise, distribute and administer the Insight Funds from Harris Investment Management, Inc. (“HIM”), which is a wholly-owned subsidiary of Harris, for $4.1 million.

Pursuant to the Transaction Agreement (the “Transaction Agreement”), dated March 28, 2006, by and among HIM, PIC, HFC and the Issuer (formerly known as Phoenix Investment Partners, Ltd.), during its first four years, PIC is required to make additional annual payments to HIM related to the purchase of contracts of certain money market funds based upon the net profits earned on those funds (as defined in the Transaction Agreement). PIC made an annual payment of $1.1 million in 2007 related to the first year of the Transaction Agreement and made an annual payment of $1.2 million in 2008 related to the second year of the Transaction Agreement. HIM continues to act as sub-advisor to majority of the Insight Funds. Provisions of the Transaction Agreement require that PIC make additional payments to HIM should PIC terminate HIM for reasons other than cause.

Additionally, HIM and PIC entered into a Strategic Partnership Agreement (the “Strategic Partnership Agreement”), dated March 28, 2006, whereby HIM would be available to PIC as a sub-advisor for non-Harris funds. HIM was subsequently appointed a sub-advisor to certain funds. In accordance with the Strategic Agreement, if the sub-advisory fees HIM earns in the first five years of the agreement do not reach a specified amount, PIC must pay HIM an amount as predetermined by the agreement. PIC would be required to pay a maximum amount of $20.0 million under the agreement. If PIC were to terminate the contracts without cause, the termination costs would be based on $35.0 million, adjusted by a factor for the percentage of original assets that remain. To date PIC has made payments totalling $12.0 million.

Information set forth in response to this Item 6 is qualified in its entirety by reference to the Transaction Agreement and the Strategic Partnership Agreement which are attached as Exhibit 6.01 and Exhibit 6.02, respectively, to this Statement on Schedule 13D and are incorporated herein by reference.

Except as described in this Item 6, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7. Material to be Filed as Exhibits

Exhibit 2.01: Agreement of Joint Filing among the Reporting Persons, dated January 12, 2009.

Exhibit 4.01: Investment and Contribution Agreement, dated as of October 30, 2008, by and among Harris, Phoenix Investment Management Company, the Issuer and The Phoenix Companies, Inc.

Exhibit 4.02: Certificate of Designations of Series A Non-Voting Convertible Preferred Stock and Series B Voting Convertible Preferred Stock of the Issuer.

14

Exhibit 6.01: Transaction Agreement, dated as of March 28, 2006, by and among Harris Investment Management, Inc., Phoenix Investment Counsel, Inc., HFC and the Issuer.

Exhibit 6.02: Strategic Partnership Agreement, dated as of March 28, 2006, by and between Harris Investment Management, Inc. and Phoenix Investment Counsel, Inc.

15

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF

BANK OF MONTREAL

The name, address, position, present principal occupation or employment of each of the directors and executive officers of Bank of Montreal (“BMO”) are set forth below.

Name	Address	Position/Principal Occupation/Employment	Citizenship
Robert Murray Astley	574 Strathmere Court Waterloo, Ontario, Canada N2T 2K2	Director of BMO; Corporate Director	Canadian

Stephen E. Bachand	325 Ponte Vedra Blvd. Ponte Vedra Beach, FL 32082	Director of BMO; Director of Harris Financial Corp.; Corporate Director	American

David Ross Beatty	c/o Beatinvest Limited 98 Teddington Park Toronto, Ontario, Canada M4N 2C8	Director of BMO; Chairman and Chief Executive Officer of Beatinvest Limited, an investment services company	Canadian

Robert Chevrier	c/o Société de gestion Roche Inc. 200, Avenue des Sommets, Apt 2001 Ile des Soeurs, Verdun, Quebec, Canada H3E 2B4	Director of BMO; President of Société de gestion Roche Inc., a management and investment company	Canadian

George A. Cope	c/o Bell Canada 483 Bay Street, Floor 6N Toronto, Ontario, Canada M5G 2C9	Director of BMO; President and Chief Executive Officer of BCE Inc. and Bell Canada, each a telecommunications company	Canadian

William A. Downe	c/o Bank of Montreal 100 King Street West, 1 First Canadian Place Toronto, Ontario, Canada M5X 1A1	Director, President and Chief Executive Officer of BMO; Director and Vice Chairman of the Board of Directors of Harris Financial Corp.	American and Canadian

Ronald Farmer	c/o Mosaic Capital Partners 65 Front St. E Suite 200 Toronto, Ontario, Canada M5E 1B5	Director of BMO; Managing Director of Mosaic Capital Partners, a Toronto-based holding company with interests in several private companies	Canadian

David Galloway	c/o Bank of Montreal 100 King Street West, 1 First Canadian Place Toronto, Ontario, Canada M5X 1A1	Director and Chairman of the Board of Directors of BMO; Director of Harris Financial Corp.	Canadian

Harold N. Kvisle	c/o TransCanada Corporation 450 – 1st St. SW Calgary, Alberta, Canada T2P 5H1	Director of BMO; President and Chief Executive Officer of TransCanada Corporation, a North American energy company focused on natural gas transmission and power generation	Canadian

Eva Lee Kwok	c/o Amara International Investment Corp. Ste 238-1501, West Broadway, Vancouver, British Columbia, Canada V6J 4Z6	Director of BMO; Chairman and Chief Executive Officer of Amara International Investment Corp., a private corporation focused on real estate and land development, cross-cultural management and strategic partnerships	Canadian

Bruce H. Mitchell	c/o Permian Industries Limited First Canada Place, Suite 5330, Box 183 Toronto, Ontario, Canada M5X 1A6	Director of BMO; President and Chief Executive Officer of Permian Industries Limited, a management and holding company with interests in the North American food processing and technology industries	Canadian

Philip S. Orsino	61 Yorkville Avenue Suite 1001 Toronto, Ontario, Canada M5R 1B7	Director of BMO; Corporate Director	Canadian

16

Name	Address	Position/Principal Occupation/Employment	Citizenship
Martha C. Piper	6028 Chancellor Boulevard Vancouver, British Columbia, Canada V6T 1E7	Director of BMO; Corporate Director	American and Canadian

Robert Prichard	c/o Torstar Corp. 1 Yonge Street Toronto, Ontario, Canada M5E 1P9	Director of BMO; President and Chief Executive Officer of Torstar Corporation, a media company	British and Canadian

Jeremy H. Reitman	c/o Reitmans (Canada) Limited 250 Sauvé Street West Montreal, Quebec, Canada H3L 1Z2	Director of BMO; President and Chief Executive Officer of Reitmans (Canada) Limited, a retailer of apparel and accessories for women and men	Canadian

Guylaine Saucier	c/o Bank of Montreal 100 King Street West, 1 First Canadian Place Toronto, Ontario, Canada M5X 1A1	Director of BMO; Corporate Director	Canadian

Nancy Christine Southern	c/o ATCO Ltd and Canadian Utilities Limited 909-11th Avenue SW Suite 1600 Calgary, Alberta, Canada T2R 1N6	Director of BMO; President and Chief Executive Officer of ATCO Ltd. and Canadian Utilities Limited, which are part of the ATCO Group; ATCO Group is a holding company, with companies actively engaged in power generation, utilities, logistics and energy services, industrials and technologies	Canadian

Don M. Wilson III	543 North Street Greenwich, Connecticut 06830	Director of BMO; Corporate Director	American

Ellen Costello	c/o Harris Bank 111 W. Monroe Street Chicago, IL 60603	Executive Officer, Personal and Commercial Banking US of BMO; President and Chief Executive Officer of Harris Financial Corp.; Chairman of the Board of Directors of Harris Bankcorp, Inc. and Chief Executive Officer of Harris Bankcorp, Inc.	American

Simon Fish	c/o Bank of Montreal 100 King Street West, 1 First Canadian Place Toronto, Ontario, Canada M5X 1A1	Executive Vice President and General Counsel of BMO Financial Group	British

Thomas E. Flynn	c/o Bank of Montreal 100 King Street West, 1 First Canadian Place Toronto, Ontario, Canada M5X 1A1	Executive Vice President and Chief Risk Officer of BMO Financial Group; Director of Harris Financial Corp.	Canadian

Barry K. Gilmour	c/o Bank of Montreal 100 King Street West, 1 First Canadian Place Toronto, Ontario, Canada M5X 1A1	Group Head, Technology and Operations of BMO Financial Group	Canadian

Thomas Voysey Milroy	c/o Bank of Montreal 100 King Street West, 1 First Canadian Place Toronto, Ontario, Canada M5X 1A1	Chief Executive Officer, Deputy Chairman of BMO Capital Markets, BMO Financial Group	Canadian

Gilles G. Ouellette	c/o Bank of Montreal 100 King Street West, 1 First Canadian Place Toronto, Ontario, Canada M5X 1A1	President and Chief Executive Officer of Private Client Group of BMO; Executive Vice President of Harris Financial Corp. and Harris Bankcorp, Inc.	Canadian

Rose M. Patten	c/o Bank of Montreal 100 King Street West, 1 First Canadian Place Toronto, Ontario, Canada M5X 1A1	Senior Executive Vice President, Head of Human Resources and Senior Leadership Advisor of BMO Financial Group	Canadian

Russel C. Robertson	c/o Bank of Montreal 100 King Street West, 1 First Canadian Place Toronto, Ontario, Canada M5X 1A1	Interim Chief Financial Officer of BMO Financial Group	Canadian

Franklin J. Techar	c/o Bank of Montreal 55 Bloor Street West, 16th floor Toronto, Ontario M4W 3N5	President and Chief Executive Officer, Personal and Commercial Banking Canada of BMO Financial Group	American

17

DIRECTORS AND EXECUTIVE OFFICERS OF

HARRIS FINANCIAL CORP.

The name, address, position, present principal occupation or employment of each of the directors and executive officers of Harris Financial Corp. (“HFC”) are set forth below.

Name	Address	Position/Principal Occupation/Employment	Citizenship
Stephen E. Bachand	325 Ponte Vedra Blvd. Ponte Vedra Beach, FL 32082	Director of HFC; Director of Bank of Montreal; Corporate Director	American

Pastora San Juan Cafferty	c/o University of Chicago School of Social Service Administration 969 East 60th Street Chicago, IL 60637	Director of HFC; Professor Emerita of University of Chicago	American

Frank M. Clark	c/o Commonwealth Edison 440 South LaSalle Street, 33 rd Floor Chicago, IL 60605	Director of HFC; Chairman and Chief Executive Officer of Commonwealth Edison, a utilities company	American

Susan T. Congalton	c/o California Amforge Corporation 1520 Kensington Rd, Suite 112 Oak Brook, IL 60523	Director of HFC; Chairman and Chief Executive Officer of California Amforge Corporation, a forgings production company	American

Ellen Costello	c/o Harris Bank 111 W. Monroe Street Chicago, IL 60603	President and Chief Executive Officer of HFC; Chairman of the Board of Directors of Harris Bankcorp, Inc. and Chief Executive Officer of Harris Bankcorp, Inc.; Executive Officer, Personal and Commercial Banking US of Bank of Montreal	American

William A. Downe	c/o Bank of Montreal 100 King Street West, 1 First Canadian Place Toronto, Ontario, Canada M5X 1A1	Director and Vice Chairman of the Board of Directors of HFC; Director, President and Chief Executive Officer of Bank of Montreal	American and Canadian

Thomas E. Flynn	c/o Bank of Montreal 100 King Street West, 1 First Canadian Place Toronto, Ontario, Canada M5X 1A1	Director of HFC; Executive Vice President and Chief Risk Officer of BMO Financial Group	Canadian

David Galloway	c/o Bank of Montreal 100 King Street West, 1 First Canadian Place Toronto, Ontario, Canada M5X 1A1	Director of HFC; Director and Chairman of the Board of Directors of Bank of Montreal	Canadian

Wilbur H. Gantz	c/o Ovation Pharmaceuticals, Inc. 4 Parkway North Suite 200 Deerfield, IL 60015	Director of HFC; Executive Chairman of Ovation Pharmaceuticals, Inc., a biopharmaceutical company	American

Leo M. Henikoff	c/o Harris Bank 111 W. Monroe Street Chicago, IL 60603	Director and Chairman of the Board of Directors of HFC	American

Karen E. Maidment	c/o Bank of Montreal 100 King Street West, 1 First Canadian Place Toronto, Ontario, Canada M5X 1A1	Director of HFC; Chief Financial and Administrative Officer of Bank of Montreal	Canadian

Jerome A. Peribere	c/o Dow AgroSciences 9330 Zionsville Road Indianapolis, IN 46268	Director of HFC; President and Chief Executive Officer of Dow AgroSciences, an agricultural company	French

John Rau	c/o Miami Corporation 410 North Michigan Avenue, Suite 590 Chicago, IL 60611	Director of HFC; President and Chief Executive Officer of Miami Corporation, a distributor of automotive and marine interior and exterior trim products	American

Richard E. Terry	c/o Harris Bank 111 W. Monroe Street Chicago, IL 60603	Director of HFC	American

18

Name	Address	Position/Principal Occupation/Employment	Citizenship
Michael J. Van Handel	c/o Manpower Inc. 100 Manpower Place Milwaukee, WI 53212	Director of HFC; Executive Vice President and Chief Financial Officer of Manpower Inc., an employment service provider	American

Peter B. McNitt	c/o Harris Bank, 111 W. Monroe Street Chicago, IL 60603	Director and Vice Chairman of the Board of Directors of HFC and Harris Bankcorp, Inc.; Head of Business Banking of HFC and Harris Bankcorp, Inc.	American

Charles R. Tonge	c/o Harris Bank, 111 W. Monroe Street Chicago, IL 60603	Director and Vice Chairman of the Board of Directors of HFC and Harris Bankcorp, Inc.	American

Yasmin T. Bates-Brown	c/o Harris Bank 111 W. Monroe Street Chicago, IL 60603	Executive Vice President, Community Affairs and Economic Development of HFC and Harris Bankcorp, Inc.; Director of Harris Bankcorp, Inc.	American

Christopher J. McComish	c/o Harris Bank 111 W. Monroe Street Chicago, IL 60603	Executive Vice President, Head of Retail of HFC and Harris Bankcorp, Inc.	American

David R. Casper	c/o Harris Bank 111 W. Monroe Street Chicago, IL 60603	Executive Managing Director Co-Head of U.S. Investment and Corporate Banking of HFC and Harris Bankcorp, Inc.; Director of Harris Bankcorp, Inc.	American

Emilia DiMenco	c/o Harris Bank 111 W. Monroe Street Chicago, IL 60603	Executive Vice President of HFC and Harris Bankcorp, Inc.	American

Terry Jenkins	c/o Harris Bank 111 W. Monroe Street Chicago, IL 60603	Executive Vice President, President of Private Banking of HFC and Harris Bankcorp, Inc.; Director of Harris Bankcorp, Inc.	Canadian

Marnie Jane Kinsley	c/o Harris Bank 111 W. Monroe Street Chicago, IL 60603	Executive Vice President of HFC and Harris Bankcorp, Inc.; Executive Managing Director of BMO Capital Markets Corp., a subsidiary of Bank of Montreal	Canadian

Michael W. Lewis	c/o Harris Bank 111 W. Monroe Street Chicago, IL 60603	Executive Vice President of HFC and Harris Bankcorp, Inc.	American

Cecily Mistarz	c/o Harris Bank 111 W. Monroe Street Chicago, IL 60603	Executive Vice President of HFC and Harris Bankcorp, Inc.	American

Gilles G. Ouellette	c/o Bank of Montreal 100 King Street West, 1 First Canadian Place Toronto, Ontario, Canada M5X 1A1	Executive Vice President of HFC and Harris Bankcorp, Inc.; President and Chief Executive Officer of Private Client Group Bank of Montreal	Canadian

Deirdre C. Drake	c/o Harris Bank 111 W. Monroe Street Chicago, IL 60603	Senior Vice President, Human Resources of HFC and Harris Bankcorp, Inc.	American

Pamela C. Piarowski	c/o Harris Bank 111 W. Monroe Street Chicago, IL 60603	Senior Vice President, Chief Financial Officer, Treasurer of HFC and Harris Bankcorp, Inc.	American

Michael R. Oberholtzer	c/o Harris Bank 111 W. Monroe Street Chicago, IL 60603	Senior Vice President, Information Technology of HFC and Harris Bankcorp, Inc.	American

Pamela L. Salaway	c/o Harris Bank 111 W. Monroe Street Chicago, IL 60603	Chief Risk Officer of HFC and Harris Bankcorp, Inc.	American

19

Name	Address	Position/Principal Occupation/Employment	Citizenship
Justine Fedak	c/o Harris Bank 111 W. Monroe Street Chicago, IL 60603	Senior Vice President, Head of Marketing and Customer Strategies of HFC and Harris Bankcorp, Inc.	Canadian

Julia Fredricks	c/o Harris Bank 111 W. Monroe Street Chicago, IL 60603	Chief Compliance Officer of HFC and Harris Bankcorp, Inc.	American

Gail S. Palac	c/o Harris Bank 111 W. Monroe Street Chicago, IL 60603	Senior Vice President, Chief Auditor of US Operations of HFC and Harris Bankcorp, Inc.	American

Craig T. Ingram	c/o Harris Bank 111 W. Monroe Street Chicago, IL 60603	Senior Vice President, Business Continuity Planning of HFC and Harris Bankcorp, Inc.	American

20

DIRECTORS AND EXECUTIVE OFFICERS OF

HARRIS BANKCORP, INC.

The name, address, position, present principal occupation or employment of each of the directors and executive officers of Harris Bankcorp, Inc.(“Harris”) are set forth below.

Name	Address	Position/Principal Occupation/Employment	Citizenship
Yasmin T. Bates-Brown	c/o Harris Bank 111 W. Monroe Street Chicago, IL 60603	Director of Harris; Executive Vice President, Community Affairs and Economic Development of Harris and Harris Financial Corp.	American

David R. Casper	c/o Harris Bank 111 W. Monroe Street Chicago, IL 60603	Director of Harris; Executive Managing Director Co-Head of U.S. Investment and Corporate Banking of Harris and Harris Financial Corp.	American

Ellen Costello	c/o Harris Bank 111 W. Monroe Street Chicago, IL 60603	Chairman of the Board of Directors of Harris and Chief Executive Officer of Harris; President and Chief Executive Officer of Harris Financial Corp.; Executive Officer, Personal and Commercial Banking US of Bank of Montreal	American

Terry Jenkins	c/o Harris Bank 111 W. Monroe Street Chicago, IL 60603	Director of Harris; Executive Vice President, President of Private Banking of Harris and Harris Financial Corp.	Canadian

Peter B. McNitt	c/o Harris Bank 111 W. Monroe Street Chicago, IL 60603	Director and Vice Chairman of the Board of Directors of Harris and Harris Financial Corp.; Head of Business Banking of Harris and Harris Financial Corp.	American

Charles R. Tonge	c/o Harris Bank 111 W. Monroe Street Chicago, IL 60603	Director and Vice Chairman of the Board of Directors of Harris and Harris Financial Corp.	American

Christopher J. McComish	c/o Harris Bank 111 W. Monroe Street Chicago, IL 60603	Executive Vice President, Head of Retail of Harris and Harris Financial Corp.	American

Emilia DiMenco	c/o Harris Bank 111 W. Monroe Street Chicago, IL 60603	Executive Vice President of Harris and Harris Financial Corp.	American

Marnie Jane Kinsley	c/o Harris Bank 111 W. Monroe Street Chicago, IL 60603	Executive Vice President of Harris and Harris Financial Corp.; Executive Managing Director of BMO Capital Markets Corp., a subsidiary of Bank of Montreal	Canadian

Michael W. Lewis	c/o Harris Bank 111 W. Monroe Street Chicago, IL 60603	Executive Vice President of Harris and Harris Financial Corp.	American

Cecily Mistarz	c/o Harris Bank 111 W. Monroe Street Chicago, IL 60603	Executive Vice President of Harris and Harris Financial Corp.	American

Gilles G. Ouellette	c/o Bank of Montreal 100 King Street West, 1 First Canadian Place Toronto, Ontario, Canada M5X 1A1	Executive Vice President of Harris and Harris Financial Corp.; President and Chief Executive Officer of Private Client Group of Bank of Montreal	Canadian

Deirdre C. Drake	c/o Harris Bank 111 W. Monroe Street Chicago, IL 60603	Senior Vice President, Human Resources of Harris and Harris Financial Corp.	American

Pamela C. Piarowski	c/o Harris Bank 111 W. Monroe Street Chicago, IL 60603	Senior Vice President, Chief Financial Officer, Treasurer of Harris and Harris Financial Corp.	American

Michael R. Oberholtzer	c/o Harris Bank 111 W. Monroe Street Chicago, IL 60603	Senior Vice President, Information Technology of Harris and Harris Financial Corp.	American

21

Name	Address	Position/Principal Occupation/Employment	Citizenship
Pamela L. Salaway	c/o Harris Bank 111 W. Monroe Street Chicago, IL 60603	Chief Risk Officer of Harris and Harris Financial Corp.	American

Justine Fedak	c/o Harris Bank 111 W. Monroe Street Chicago, IL 60603	Senior Vice President, Head of Marketing and Customer Strategies of Harris and Harris Financial Corp.	Canadian

Julia Fredricks	c/o Harris Bank 111 W. Monroe Street Chicago, IL 60603	Chief Compliance Officer of Harris and Harris Financial Corp.	American

Gail S. Palac	c/o Harris Bank 111 W. Monroe Street Chicago, IL 60603	Senior Vice President, Chief Auditor of US Operations of Harris and Harris Financial Corp.	American

Craig T. Ingram	c/o Harris Bank 111 W. Monroe Street Chicago, IL 60603	Senior Vice President, Business Continuity Planning of Harris and Harris Financial Corp.	American

22

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 12, 2009

Bank of Montreal

/s/ Blair Morrison
Signature

Blair Morrison
Vice-President and Corporate Secretary
(Name/Title)

Harris Financial Corp.

/s/ Terry Jenkins
Signature

Terry Jenkins
Executive Vice President
(Name/Title)

Harris Bankcorp, Inc.

/s/ Terry Jenkins
Signature

Terry Jenkins
Executive Vice President
(Name/Title)

23

Exhibit 2.01

AGREEMENT OF JOINT FILING

In accordance with Rule 13d-1(k), promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing of a Statement on Schedule 13D, and any amendments thereto, with respect to the shares of Series B Voting Convertible Preferred Stock and common stock, par value $0.01, of Virtus Investment Partners, Inc., a Delaware corporation, and that this Agreement of Joint Filing may be included as an Exhibit to such filing and each amendment thereto; provided that, as contemplated by Rule 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

This Agreement of Joint Filing may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement of Joint Filing.

IN WITNESS WHEREOF, each of the undersigned hereby executes this Agreement of Joint Filing as of January 12, 2009.

Bank of Montreal

/s/ Blair Morrison
Signature

Blair Morrison
Vice-President and Corporate Secretary
(Name/Title)

Harris Financial Corp.

/s/ Terry Jenkins
Signature

Terry Jenkins
Executive Vice President
(Name/Title)

Harris Bankcorp, Inc.

/s/ Terry Jenkins
Signature

Terry Jenkins
Executive Vice President
(Name/Title)

24

Exhibit 4.01

EXECUTION VERSION

INVESTMENT AND CONTRIBUTION AGREEMENT

BY AND AMONG

PHOENIX INVESTMENT MANAGEMENT COMPANY,

VIRTUS HOLDINGS, INC.,

HARRIS BANKCORP, INC.

AND

THE PHOENIX COMPANIES, INC.

Dated as of

October 30, 2008

i

ii

iii

INVESTMENT AND CONTRIBUTION AGREEMENT (this “Agreement”), dated as of October 30, 2008, by and among PHOENIX INVESTMENT MANAGEMENT COMPANY, a Delaware corporation (“PIMCO”), VIRTUS HOLDINGS, INC., a Delaware corporation (the “Company”), HARRIS BANKCORP, INC., a Delaware corporation (the “Investor”), and THE PHOENIX COMPANIES, INC., a Delaware corporation (“PNX”).

WHEREAS, PIMCO owns all of the shares of common stock, par value $0.01, of Virtus Investment Partners, Inc., a Delaware corporation (“Virtus” and the common stock thereof, “Virtus Common Stock”);

WHEREAS, PIMCO desires to contribute (the “Contribution”) to the Company all of the Virtus Common Stock owned by it in exchange for all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company (“Common Stock”) and all of the issued and outstanding shares of Series A Non-Voting Participating Convertible Preferred Stock, par value $0.01 per share, of the Company (the “Series A Preferred Stock”) and Series B Voting Participating Convertible Preferred Stock, par value $0.01 per share, of the Company (the “Series B Preferred Stock,” and together with the Series A Preferred Stock, the “Preferred Stock”);

WHEREAS, immediately after the Contribution, PIMCO desires to sell to the Investor, and the Investor desires to purchase from PIMCO, subject to the terms and conditions hereof, all of the Series A Preferred Stock owned by PIMCO;

WHEREAS, PIMCO is a direct wholly-owned subsidiary of PNX;

WHEREAS, PNX and Virtus expect to enter into a Separation Agreement (as defined herein) whereby, subject to the terms and conditions thereof, PNX will, after the contribution by PIMCO of all of the outstanding shares of the Company to PNX in accordance with the Separation Agreement, including the transfer of all the assets and liabilities of the Virtus Business (as defined herein) and subject to the terms and conditions of the Separation Agreement, distribute (the “Distribution”) to PNX’s stockholders all the shares of Common Stock; and

WHEREAS, immediately prior to the Distribution, PIMCO desires to sell to the Investor, and the Investor desires to purchase from PIMCO, subject to the terms and conditions hereof, all of the Series B Preferred Stock owned by PIMCO;

NOW, THEREFORE, the parties hereto, intending to be legally bound, hereby agree as follows.

ARTICLE I

DEFINITIONS

(a) As used in this Agreement, the following terms shall have the following meanings:

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person. For the purposes of this Agreement, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Applicable Law” means (a) any United States Federal, state, local or foreign law, statute, rule, regulation, order, writ, injunction, judgment, decree or permit of any Governmental Authority and (b) any rule or listing requirement of any national stock exchange or Commission recognized trading market on which securities issued by the Company or any of the Subsidiaries are listed or quoted.

“Board of Directors” means the board of directors of the Company.

“Business Day” means any day other than a Saturday, a Sunday, or a day when banks in The City of New York, New York are authorized by Applicable Law to be closed.

“Capital Stock” means (i) with respect to any Person that is a corporation, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock and (ii) with respect to any other Person, any and all partnership or other equity interests of such Person.

“Certificate of Designations” means the Certificate of Designations of Series A Non-Voting Convertible Preferred Stock and Series B Voting Convertible Preferred Stock of Virtus Holdings, Inc.

“Client” of a Person means any other Person to which such Person or any of its controlled Affiliates provides investment management or investment advisory services, including any sub-advisory services, relating to securities or other financial instruments, commodities, real estate or any other type of asset, pursuant to an investment advisory arrangement.

“Closing Price” of the Common Stock or any other securities means, as of any date of determination:

(a) the closing sale price (or if no closing sale price is reported, the last reported sale price) of shares of the Common Stock or such other securities on the New York Stock Exchange on that date; or

(b) if the Common Stock or such other securities are not traded on the New York Stock Exchange on that date, the closing sale price of shares of Common Stock or such other securities as reported in composite transactions for the principal U.S. national or regional securities exchange on which the Common Stock or such other securities are so traded on that date (or, if no closing sale price is reported, the last reported sale price of shares of the Common Stock or such other securities on the principal U.S. national or regional securities exchange on which the Common Stock or such other securities are so traded on that date); or

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(c) if the Common Stock or such other securities are not traded on a U.S. national or regional securities exchange on that date, the last quoted bid price on that date for the Common Stock or such other securities in the over-the-counter market as reported by Pink OTC Markets Inc. or a similar organization; or

(d) if the Common Stock or such other securities are not so quoted by Pink OTC Markets Inc. or a similar organization on that date, the market price of the Common Stock or such other securities on that date as determined by a nationally recognized independent investment banking not affiliated with the Company retained by the Company for this purpose.

For the purposes of this Agreement, all references herein to the closing sale price and the last reported sale price of the Common Stock on the New York Stock Exchange shall be such closing sale price and last reported sale price as reflected on the website of the New York Stock Exchange (www.nyse.com) and as reported by Bloomberg Professional Service; provided that in the event that there is a discrepancy between the closing sale price and the last reported sale price as reflected on the website of the New York Stock Exchange and as reported by Bloomberg Professional Service, the closing sale price and the last reported sale price on the website of the New York Stock Exchange shall govern.

If during a period applicable for calculating the Closing Price of Common Stock or any other security any event occurs that requires an adjustment to the Conversion Rate (as defined in the Certificate of Designations), the Closing Price of the Common Stock or such other security shall be calculated for such period in a manner determined by the Company in good faith and in accordance with the provisions of the Certificate of Designations to appropriately reflect the impact of such event on the price of the Common Stock or such other security during such period.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commission” means the United States Securities and Exchange Commission.

“Commodity Exchange Act” means the Commodity Exchange Act, as from time to time amended, and the rules and regulations of the Commission promulgated thereunder.

“Common Stock” has the meaning set forth in the recitals to this Agreement and, unless the context otherwise requires, includes the associated Series C Junior Participating Preferred Stock purchase rights issuable in respect of such shares pursuant to the Rights Agreement.

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“Common Stock-Equivalent Security” means securities of the Company more than 50% of the principal amount, liquidation preference or stated value of which is convertible into or exchangeable or exercisable for, shares of Common Stock. Any offerings of units of multiple securities, one or more of which securities is Common Stock or a Common-Stock-Equivalent Security, shall not constitute an offering of Common Stock-Equivalent Securities unless more than 50% of the aggregate principal amount, liquidation preference and/or stated value of all securities comprising such unit is attributable to Common Stock or is convertible into or exchangeable or exercisable for, shares of Common Stock.

“Compensation Committee of the Company”, means the compensation committee of the Company, one of the members of which will be Investor Designate.

“Competitor” means any investment adviser registered or licensed under Applicable Law, including without limitation the Investment Advisers Act, engaged primarily in sponsoring or managing retail mutual funds in the United States and having aggregate assets under management in excess of $40 billion located anywhere in the world.

“Contract” means any contract, lease, loan agreement, mortgage, security agreement, trust indenture, note, bond, license or other agreement (whether written or oral) or instrument.

“Conversion Shares” means the shares of Common Stock issuable upon the conversion of the Series A Preferred Stock and Series B Preferred Stock in accordance with the terms of the Certificate of Designations.

“Draft Form 10” means the amended registration statement on Form 10 filed by the Company with the Commission on September 10, 2008 in connection with the Distribution (and all exhibits and schedules thereto and documents incorporated by reference therein).

“Effective Date” means the date the Form 10 is first declared effective by the Commission and eligible to be mailed to PNX’s stockholders.

“Exchange Act” means the Securities Exchange Act of 1934, as from time to time amended, and the rules and regulations of the Commission promulgated thereunder.

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended, and the rules, regulations and class exemptions of the U.S. Department of Labor thereunder.

“Form 10” means the registration statement on Form 10 filed by the Company with the Commission in connection with the Distribution (and all exhibits and schedules thereto and documents incorporated by reference therein), as amended through the Effective Date.

“Fund Board Approval” means the approval by the board of directors or board of trustees of each fund of the Company or its applicable Subsidiary that is registered as an investment company under the Investment Company Act of a new investment advisory contract with the Company or its applicable Subsidiary in accordance with Section 15 of the Investment Company Act.

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“Fund Financial Statements” means the financial statements of each Virtus Fund for the three (3) most recently completed fiscal years and the most recent semi-annual period, if any, including a statement of net assets or statement of assets and liabilities and schedule of investments, a statement of operations and a statement of changes in net assets and, in the case of such year-end statements, together with a report by such Virtus Fund’s independent registered public accounting firm.

“Fund Shareholder Approval” means the approval by the shareholders of each fund of the Company or its applicable Subsidiary that is registered as an investment company under the Investment Company Act of a new investment advisory contract with the Company or its applicable Subsidiary in accordance with Section 15 of the Investment Company Act.

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Governmental Authority” means (i) any foreign, Federal, state or local court or governmental or regulatory agency or authority, (ii) any arbitration board, tribunal or mediator and (iii) any national stock exchange or Commission recognized trading market on which securities issued by the Company or any of the Subsidiaries are listed or quoted.

“Intellectual Property” means any patent (including all reissues, divisions, continuations and extensions thereof), patent application, patent right, trademark, trademark registration, trademark application, servicemark, trade name, business name, brand name, logo, all other source indicators and all good will associated therewith and symbolized thereby, work of authorship in any media, copyright, copyright registration, design, design registration, software, firmware, trade secret, license, customer list, confidential and proprietary information, proprietary technology, know-how, invention, discovery, improvement, process or formula or any right to any of the foregoing, and all other forms of intellectual property.

“Investment Advisers Act” means the Investment Advisers Act of 1940, as amended from time to time amended, and the rules and regulations of the Commission promulgated thereunder.

“Investment Company Act” means the Investment Company Act of 1940, as from time to time amended, and the rules and regulations of the Commission promulgated thereunder.

“knowledge of the Company” means the knowledge of George Aylward, Frank Waltman, Steve Neamtz, Nancy Curtiss, Michael Angerthal, David Hanley, Patrick Bradley, Kevin Carr, Nancy Engberg and Bonnie Malley (with respect to human resources only).

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“LIBOR” means the rate per annum determined by the Investor by reference to the British Bankers’ Association for three-month deposits in U.S. dollars (as set forth by any service selected by the Investor that has been nominated by the British Bankers’ Association as an authorized information vendor for the purpose of displaying such rates).

“Lien” means any mortgage, pledge, lien, security interest, claim, restriction, charge or encumbrance of any kind.

“Material Adverse Effect” means any circumstance, event, change, development or effect that, individually or in the aggregate, (1) is or would be material and adverse to the business, assets, results of operations or financial condition of the Company and the Subsidiaries, taken as a whole, or (2) would have a material adverse effect on the ability of the Company to timely perform its obligations under this Agreement; provided, however, that in determining whether a Material Adverse Effect has occurred, there shall be excluded any effect to the extent resulting from the following: (A) changes in generally accepted accounting principles or regulatory accounting principles generally applicable to banks, savings associations or their holding companies, (B) changes in laws, rules and regulations of general applicability or interpretations thereof by any Governmental Authority, (C) actions or omissions of the Company expressly required by the terms of this Agreement or taken with the prior written consent of the Investor, (D) changes in general economic, monetary or financial conditions, including changes in prevailing interest rates and credit markets, (E) changes in the market price or trading volumes of the Common Stock or the Company’s other securities (but not the underlying causes of any such changes), (F) the failure of the Company to meet any internal or public projections, forecasts, estimates or guidance for any period ending on or after June 30, 2008 (but not the underlying causes of any such failure), (G) changes in global or national political conditions, including the outbreak or escalation of war or acts of terrorism, and (H) the public disclosure of this Agreement or the Transactions; except, with respect to clauses (A), (B), (D) and (G) to the extent that the effects of such changes have a disproportionate effect on the Company and the Subsidiaries, taken as a whole, relative to other asset management businesses generally.

“Permitted Liens” means (i) mechanics’, carriers’, workmen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business, Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business and liens for taxes that are not due and payable or that may thereafter be paid without penalty, (ii) Liens that secure obligations that are reflected as liabilities in the Company Financial Statements or Liens the existence of which is referred to in the notes to the Company Financial Statements, (iii) imperfections of title or easements, covenants, rights-of-way and encumbrances, if any, that, individually or in the aggregate, do not materially impair, and could not reasonably be expected materially to impair, the continued use and operation of the assets to which they relate in the conduct of the Virtus Business as presently conducted, and (iv) (A) zoning, building and other similar legal restrictions, (B) Liens that have been placed by any developer, landlord or other third party on property over which the Company or any Subsidiary has easement rights or on any leased property and subordination or

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similar agreements relating thereto and (C) unrecorded easements, covenants, rights-of-way and other similar restrictions, which, individually or in the aggregate, do not materially impair, and could not reasonably be expected to materially impair, the continued use and operation of the assets to which they relate in the conduct of the Virtus Business as presently conducted.

“Person” means any individual, partnership, corporation, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or agency or political subdivision thereof, or other entity.

“Policies and Procedures” means the investment policies approved by the board of trustees or board of directors of a Virtus Fund or reflected in a Virtus Fund’s registration statement under the Securities Laws or any policies or procedures adopted by a Virtus Fund, whether pursuant to Rule 38a-1 under the Investment Company Act, other Applicable Law or otherwise, or by any Virtus Investment Adviser pursuant to Rule 206(4)-7 under the Investment Advisers Act, other Applicable Law or otherwise, with respect to the management of the Virtus Funds.

“Regulatory Documents” means all reports, registration statements and other documents, together with any amendments required to be made with respect thereto, that are filed, or required to be filed, by law, by contract or otherwise with any Governmental Authority.

“Regulatory Issue” means a situation or event that would trigger any of the following: (i) the Company or any of the Subsidiaries becoming ineligible pursuant to Section 9(a) or 9(b) of the Investment Company Act to serve as an investment adviser (or in any other capacity contemplated by the Investment Company Act) to a registered investment company, including any action, proceeding or investigation pending or threatened by any Governmental Authority, which would result in the ineligibility of any of the Company or the Subsidiaries to serve in such capacities; (ii) the Company or any of the Subsidiaries becoming ineligible pursuant to Section 203(e) or (f) of the Investment Advisers Act to serve as an investment adviser or as an associated person of a registered investment adviser, as applicable, or to be subject to statutory disqualification with respect to membership or participation in, or association with a member of a self-regulatory organization as defined in Section 3(a)(39) of the Exchange Act or disqualification for any other reason pursuant to such act or similar provisions under other securities and commodities laws; (iii) any regulated Subsidiary having to disclose the occurrence or existence of any event referenced in the foregoing clause (i) or (ii), including, without limitation, disclosure required in any prospectus, Forms ADV or BD or any form required for licensing and registration as a commodity trading adviser or commodity pool operator under the Commodity Exchange Act, which disclosure could reasonably be expected to have an adverse effect on the Company or the Subsidiaries; (iv) the imposition of any “affiliated transactions” restrictions under Section 17 of the Investment Company Act on the Company or any of the Subsidiaries (other than any such restrictions arising from the Investor’s ownership of any equity of the Company) that would constitute a material burden on the Company and the Subsidiaries; or (v) an “assignment” of investment advisory contracts of the Company or any of the Subsidiaries under the Investment Company Act or the Investment Advisers Act, unless the Fund Board Approvals and Fund Shareholder Approvals have been obtained for such transaction.

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“Representatives” means, collectively, with respect to any Person, such Person’s directors, partners, officers, employees, financial advisors, lenders, accountants, attorneys, agents, equity investors, controlled Affiliates and controlling persons of such Person or its controlled Affiliates.

“Rights Agreement” means the Rights Agreement of the Company, to be dated on or about the date of Distribution.

“Securities Act” means the Securities Act of 1933, as from time to time amended, and the rules and regulations of the Commission promulgated thereunder.

“Securities Laws” means the Securities Act; the Exchange Act; the Investment Company Act; the Investment Advisers Act; the Trust Indenture Act of 1939, as amended; the published rules and regulations of the Commission promulgated under any of the foregoing statutes; and the securities or “blue sky” laws of any state or territory of the United States.

“Separation Agreement” means the Separation, Plan of Reorganization and Distribution Agreement between PNX and the Company to be entered into in connection with the Distribution.

“Series A Preferred Stock” has the meaning set forth in the recitals to this Agreement. The Series A Preferred Stock has the designation, powers, preferences and rights, and qualifications, limitations and restrictions thereof set forth in the Certificate of Designations.

“Series B Preferred Stock” has the meaning set forth in the recitals to this Agreement. The Series B Preferred Stock has the designation, powers, preferences and rights, and qualifications, limitations and restrictions thereof set forth in the Certificate of Designations.

“subsidiary” means, with respect to any Person, (i) a corporation a majority of whose capital stock with voting power, under ordinary circumstances, to elect directors is at the time, directly or indirectly, owned by such Person, by a subsidiary of such Person, or by such Person and one or more subsidiaries of such Person, (ii) a partnership in which such Person or a subsidiary of such Person is, at the date of determination, a general partner of such partnership and has the power to direct the policies and management of such partnership, or (iii) any other Person (other than a corporation) in which such Person, a subsidiary of such Person or such Person and one or more subsidiaries of such Person, directly or indirectly, at the date of determination thereof, has (A) at least a majority ownership interest or (B) the power to elect or direct the election of a majority of the directors or other governing body of such Person.

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“Subsidiary” means a subsidiary of the Company, including any subsidiary of Virtus that will be transferred to the Company in connection with the Contribution.

“Tax Returns” means any return, report, information statement, schedule or other document (including any related or supporting information) required to be filed with any taxing authority with respect to Taxes, including information returns, claims for refunds of Taxes and any amendments or supplements to any of the foregoing.

“Taxes” means all federal, provincial, territorial, state, municipal, local, foreign or other taxes, imposts, levies or other like assessments or charges including all income, franchise, gains, capital, real property, goods and services, transfer, value added, gross receipts, windfall profits, severance, ad valorem, personal property, production, sales, use, license, stamp, documentary stamp, mortgage recording, excise, employment, payroll, social security, unemployment, disability, estimated or withholding taxes, and all customs and import duties, together with any interest, additions, fines or penalties with respect thereto or in respect of any failure to comply with any requirement regarding Tax Returns and any interest in respect of such additions, fines or penalties.

“Transactions” means the transactions contemplated by this Agreement.

“Virtus Business” has the meaning set forth in the Separation Agreement with respect to “Spinco Business”.

“Virtus Fund” means any investment company registered under the Investment Company Act for which the Company or any Subsidiary acts as an investment adviser, sponsor or distributor.

“Virtus Investment Advisor” means each of the Subsidiaries listed on Schedule 1(a).

(b) As used in this Agreement, the following terms shall have the meanings given thereto in the Sections set forth opposite such terms:

Term	Section
Additional Financing Right	6.09(a)
Beneficial Ownership	7.04(f)
Beneficially Own	7.04(f)
BMO Group	6.13(a)
Board Representative	6.07(a)
Call Closing Date	6.10(b)
Call Option	6.10(b)
Call Price	6.10(b)
Company	Preamble
Company Financial Statements	3.05(a)
Company Intellectual Property	3.08(a)
Contribution	Recitals
De Minimis Claim	9.01(d)

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Term	Section
DGCL	3.02(d)
Disclosing Party	7.05(b)
Distribution	Recitals
Fund Agreements	3.18(b)(i)
Fund Reports	3.18(b)(ii)
HIM	4.09
Indemnified Party	9.01(c)
Indemnifying Party	9.01(c)
Investor	Preamble
Investor Designate	6.07(a)
Losses	9.01(a)
Material Contract	3.16(a)
New Preferred Stock	6.09(a)
PIMCO	Preamble
Plan	6.12
PNX	Preamble
Preferred Stock	Recitals
Put Closing Date	6.10(a)
Put Price	6.10(a)
Put Right	6.10(a)
Qualifying Issuance	6.09(a)
Qualifying Ownership Interest	6.01
Series A Exchange	2.02(b)
Step 1 Closing	2.03(a)
Step 1 Closing Date	2.03(a)
Step 1 Sale	2.02(a)
Step 2 Closing	2.03(a)
Step 2 Closing Date	2.03(a)
Step 2 Sale	2.02(b)
Threshold Amount	9.01(d)
Transfer	7.03(a)
Virtus	Recitals
Virtus Broker Dealer Subsidiary	3.10(b)
Virtus Common Stock	Recitals
Voting Securities	7.04(f)

ARTICLE II

CONTRIBUTION; SALE AND PURCHASE

SECTION 2.01. Contribution and Exchange. Upon the terms and subject to the conditions set forth in this Agreement, on the Step 1 Closing Date, PIMCO will contribute to the Company all of the Virtus Common Stock held by PIMCO in exchange for 770,000 shares of Common Stock, 9,783 shares of Series A Preferred Stock and 35,217 shares of Series B Preferred Stock.

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SECTION 2.02. Agreement to Sell and to Purchase; Purchase Price. (a) Upon the terms and subject to the conditions set forth in this Agreement, on the Step 1 Closing Date, PIMCO shall sell to the Investor, and the Investor shall purchase and accept from PIMCO, 9,783 shares of Series A Preferred Stock (the “Step 1 Sale”), for an aggregate purchase price, payable by wire transfer of immediately available funds to a bank account or bank accounts designated by PIMCO, equal to $1.00.

(b) Immediately prior to the Distribution and upon the terms and subject to the conditions set forth in this Agreement, on the Step 2 Closing Date, PIMCO shall sell to the Investor, and the Investor shall purchase and accept from PIMCO, 35,217 shares of Series B Preferred Stock (the “Step 2 Sale”), for an aggregate purchase price, payable by wire transfer of immediately available funds to a bank account or bank accounts designated by PIMCO, equal to $35 million. Concurrently with the Step 2 Sale, the Investor will exchange all of the Series A Preferred Stock received by it in the Step 1 Sale for an additional 9,783 shares of Series B Preferred Stock (the “Series A Exchange”). After giving effect to the Step 2 Sale and the Series A Exchange, the Investor will own in the aggregate 45,000 shares of Series B Preferred Stock.

SECTION 2.03. Closings. (a) Subject to the satisfaction or waiver of the conditions set forth in this Agreement, (i) the closing of the Contribution and Step 1 Sale (the “Step 1 Closing”) shall occur at 9:30 a.m., New York time, on or before October 31, 2008, except as otherwise agreed by the parties, and (ii) the closing of the Step 2 Sale and Series A Exchange (the “Step 2 Closing”) shall occur immediately after the consummation of the Distribution, provided that, in each case, if such conditions have not been so satisfied or waived on such applicable date, the Step 1 Closing and Step 2 Closing shall occur on the first business day after the satisfaction or waiver (by the party entitled to grant such waiver) of the conditions to the Step 1 Closing and Step 2 Closing set forth in this Agreement (other than those conditions that by their nature are to be satisfied at the Step 1 Closing or Step 2 Closing, as the case may be, but subject to fulfillment or waiver of those conditions), at the offices of Simpson Thacher & Bartlett LLP located at 425 Lexington Avenue, New York, New York 10017 or such other date or location as agreed by the parties. The date of the Step 1 Closing is referred to as the “Step 1 Closing Date.” The date of the Step 2 Closing is referred to as the “Step 2 Closing Date.”

(b) On the Step 1 Closing Date:

(i)	PIMCO shall deliver to the Company all of the Virtus Common Stock held by PIMCO and the stock certificates representing the Virtus Common Stock held by PIMCO.

(ii)	The Company shall deliver to PIMCO duly executed stock certificates, registered in PIMCO’s name and representing 770,000 shares of Common Stock, 9,783 shares of Series A Preferred Stock and 35,217 shares of Series B Preferred Stock.

(iii)	The Investor shall deliver to the Company the officer’s certificate of the Investor contemplated by Section 8.01(d).

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(iv)	Each of the Company, PNX and PIMCO shall deliver to the Investor the officer’s certificate of the Company, PNX and PIMCO, respectively, contemplated by Section 8.02(f).

(v)	PIMCO shall deliver to the Investor certificates representing 9,783 shares of Series A Preferred Stock.

On the Step 2 Closing Date:

(i)	The Investor shall deliver to PIMCO all of the shares of Series A Preferred Stock received by it in the Step 1 Sale.

(ii)	PIMCO shall deliver to the Investor certificates representing 35,217 shares of Series B Preferred Stock.

(iii)	The Investor shall deliver to the Company the officer’s certificate of the Investor contemplated by Section 8.04(b).

(iv)	Each of the Company, PNX and PIMCO shall deliver to the Investor the officer’s certificate of the Company, PNX and PIMCO, respectively, contemplated by Section 8.05(e).

ARTICLE III

REPRESENTATIONS AND WARRANTIES

OF THE COMPANY

The Company hereby represents and warrants to the Investor on the date hereof as follows:

SECTION 3.01. Organization and Standing. (a) The Company is duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own its properties and assets and to carry on its business as it is now being conducted and as proposed to be conducted immediately following the Distribution. The Company has furnished to the Investor true and correct copies of the Company’s certificate of incorporation and by-laws as amended through the date of this Agreement and true and correct copies of the Company’s certificate of incorporation and by-laws in substantially the form as will be in effect as of the Distribution (exclusive of the certificate of designations to be filed in connection with the Rights Agreement).

(b) Each direct and indirect material Subsidiary will, at the time of the Distribution, be duly incorporated, validly existing and, where applicable, in good standing under the laws of its jurisdiction of incorporation and have all requisite power and authority to own its properties and assets and to carry on its business as it is proposed to be conducted immediately following the Distribution, and each such material Subsidiary and the Company will be qualified to transact business, and will be in good standing, in each jurisdiction and under the laws of such

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jurisdiction in which the properties owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary except in all cases as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Except as set forth in Schedule 3.01, (i) all of the outstanding shares of capital stock of each such material Subsidiary are validly issued, fully paid, nonassessable and free of preemptive rights and upon consummation of the Contribution will be owned directly or indirectly by the Company and (ii) there are no subscriptions, options, warrants, rights, calls, contracts, voting trusts, proxies or other commitments, understandings, restrictions or arrangements relating to the issuance, sale, voting or transfer of any shares of capital stock of any such material Subsidiary, including any right of conversion or exchange under any outstanding security, instrument or agreement.

SECTION 3.02. Capital Stock. (a) The authorized Capital Stock of the Company immediately following the Distribution will consist solely of (i) 5,750,000 shares of Common Stock, which may be amended based on any distribution ratio established by PNX for the Distribution, and (ii) no shares of preferred stock are issued or outstanding, prior to the issuance of the Preferred Stock as contemplated by this Agreement. Each share of Capital Stock of the Company (including without limitation the Preferred Stock) will be, as of the date or dates of their issuance, duly authorized and, when issued and delivered in accordance with this Agreement, will be duly and validly issued and fully paid and nonassessable, and the issuance thereof will not be subject to any preemptive or similar rights or made in violation of any Applicable Law. Immediately after the Distribution, the number of outstanding shares of Common Stock will be 770,000 and the number of shares of Common Stock into which all of the shares of the outstanding shares of Preferred Stock are convertible shall be 230,000.

(b) Except as set forth on Schedule 3.02, there are (i) no outstanding options, warrants, agreements, conversion rights, exchange rights, preemptive rights or other rights (whether contingent or not) to subscribe for, purchase or acquire any issued or unissued shares of Capital Stock of the Company or any Subsidiary and (ii) no restrictions upon, or Contracts or understandings of the Company or any Subsidiary with respect to, the voting or transfer of any shares of Capital Stock of the Company or any Subsidiary.

(c) Prior to the Step 1 Closing Date, the Conversion Shares will have been duly authorized and adequately reserved in contemplation of the conversion of the Series A Preferred Stock and Series B Preferred Stock and, when issued and delivered in accordance with the terms of the Certificate of Designations, will have been duly and validly issued and will be fully paid and nonassessable, and the issuance thereof will not have been subject to any preemptive or similar rights or made in violation any Applicable Law.

(d) The holders of the Series A Preferred Stock and the Series B Preferred Stock will, upon issuance thereof, have the rights set forth in the Certificate of Designations (subject to the limitations and qualifications set forth therein and under the General Corporation Law of the State of Delaware (the “DGCL”)).

SECTION 3.03. Authorization; Enforceability. The Company has the power and authority to execute, deliver and perform the terms and provisions of this Agreement, and has taken all action necessary to authorize the execution, delivery and performance by it of this Agreement and to consummate the Transactions. No other corporate proceeding on the part of

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the Company or its stockholders is necessary for such authorization, execution, delivery and consummation. The Company has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

SECTION 3.04. No Violation; Consents. (a) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions do not and will not violate, conflict with, result in a breach of or contravene in any material respect any Applicable Law. Except as set forth on Schedule 3.04, the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions will not (i)(A) violate, conflict with, result in a breach of or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under any Contract to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary is bound or to which any of the assets of the Virtus Business will be subject immediately following the Distribution, or (B) result in the right of termination, acceleration of or creation or imposition of any Lien upon any of the properties or assets of the Virtus Business, except for any such violations, conflicts, breaches or defaults that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect and (ii) conflict with or violate any provision of the certificate of incorporation or bylaws or other governing documents of the Company or any Subsidiary.

(b) Except for (i) applicable filings, if any, with the Commission pursuant to the Exchange Act, including without limitations the Form 10, (ii) filings under state securities or “blue sky” laws and (iii) filing of the Certificate of Designations with the Secretary of State of the State of Delaware, no notice to, exemption or review by, consent, authorization approval or order of, or filing or registration with, any Governmental Authority or other Person is required to be obtained or made by the Company, or any Subsidiary for the execution, delivery and performance of this Agreement or the consummation of the Transactions, except where the failure to obtain such consents, authorizations or orders, or make such filings or registrations, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

SECTION 3.05. Financial Statements. (a) The historical financial statements of the Company and the Subsidiaries (including any related notes or schedules) included in the Draft Form 10 (the “Company Financial Statements”) were prepared in accordance with GAAP applied on a consistent basis (except as may be disclosed therein). The Company Financial Statements fairly present in all material respects the combined financial position of the Company and the Subsidiaries as of the respective dates thereof and the results of operations, cash flows and changes in invested equity for the respective periods then ended (subject, in the case of the unaudited interim financial statements, to normal year-end audit adjustments on a basis comparable with past periods).

(b) The books and records of the Virtus Business have been maintained in accordance with good business practices. Except as otherwise described in the Draft Form 10, the Unaudited Pro Forma Consolidated Balance Sheet as of June 30, 2008 included in the Draft Form 10 does not reflect any material asset that is not intended to constitute a part of the Virtus

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Business after giving effect to the Transactions (excluding routine dispositions of investment assets in the ordinary course of business consistent with past practice), and the Unaudited Pro Forma Consolidated Statements of Operations for the six months ended June 30, 2008 and for the year ended December 31, 2007 included in the Draft Form 10 do not reflect the results of any material operations of any Person that are not intended to constitute a part of the Virtus Business after giving effect to the Transactions. Except as otherwise described in the Draft Form 10 or in Schedule 3.05(b), such consolidated statements of operations reflect all material costs that historically have been incurred in connection with the operation of the Virtus Business.

(c) The Company and the Subsidiaries maintain in all material respects internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and the Subsidiaries, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company and the Subsidiaries are being made only in accordance with authorizations of management and directors of the Company and the Subsidiaries and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company and the Subsidiaries that could have a material effect on the financial statements.

SECTION 3.06. Absence of Certain Changes. Except as disclosed in the Draft Form 10, since June 30, 2008 until the date hereof, no event or events have occurred that has had or would reasonably be expected to have a Material Adverse Effect.

SECTION 3.07. Assets. Except as set forth in Schedule 3.07, the Company and the Subsidiaries own and have or, immediately following the Distribution will own and have, good, valid and marketable title to, or a valid leasehold interest in, or otherwise have or, immediately following the Distribution will have, sufficient and legally enforceable rights to use without any increase in payment therefor, all of the properties and assets (real, personal or mixed, tangible or intangible) used or held for use in connection with, reasonably necessary for the conduct of, or otherwise material to the operations of the Virtus Business, free and clear of all Liens, except for Permitted Liens. This Section 3.07 does not apply to Intellectual Property (for which Section 3.08 is applicable).

SECTION 3.08. Intellectual Property. (a) Except as set forth in Schedule 3.08 and except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) the Company and each Subsidiary owns or has sufficient rights to use all the Intellectual Property used in the conduct of the Virtus Business (the “Company Intellectual Property”) free and clear of any Liens and the consummation of the Transactions will not conflict with, alter, impair or terminate any of such rights, (ii) to the knowledge of the Company, the registered Intellectual Property owned by the Company and any of the Subsidiaries is valid, subsisting and enforceable, (iii) to the knowledge of the Company, the use of any licensed Company Intellectual Property by the Company and the Subsidiaries, as licensee and the use of any other Company Intellectual Property the use of which by the Company or any Subsidiary is governed by a Contract with a third-party is and, will, immediately following the

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Distribution be, in accordance in all material respects with the applicable license or Contract pursuant to which the entities conducting the Virtus Business acquired the right to use such Company Intellectual Property, (iv) the Company and the Subsidiaries are not infringing, misappropriating or otherwise violating the Intellectual Property rights of others and since January 1, 2005, neither the Company nor any of the Subsidiaries has received any written notification that the Virtus Business or the Company Intellectual Property has infringed upon, misappropriated or violated the Intellectual Property rights of others, (v) to the knowledge of the Company, no Company Intellectual Property is being infringed, misappropriated or violated by others; and (vi) to the knowledge of the Company, no Company Intellectual Property is being used or enforced by the Virtus Business, the Company or any Subsidiary in a manner that would reasonably be expected to result in the abandonment, cancellation or unenforceability of any Company Intellectual Property.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and the Subsidiaries take reasonable steps to maintain, police, preserve and protect the Company Intellectual Property including such Intellectual Property that is confidential in nature.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the computers, software, systems, databases, networks and other information technology equipment of the Company and each Subsidiary operate and perform in all material respects as required to conduct the Virtus Business and have not materially failed or malfunctioned within the past 3 years. The Company and the Subsidiaries have implemented or are implementing reasonable disaster recovery and back up technology.

(d) None of the software owned by the Company or the Subsidiaries contains or is distributed with any shareware, open source code or other software whose use or distribution is under a license that requires the Company and/or any of its Subsidiaries to do any of the following: (i) disclose or distribute such software owned by the Company and/or any of the Subsidiaries in source code form, (ii) authorize the licensee of such software to make derivative works thereof or (iii) distribute such software at no costs to the recipient.

SECTION 3.09. No Undisclosed Material Liabilities. Except as disclosed on Schedule 3.09 or in the Draft Form 10, there are no liabilities of the Virtus Business, the Company or the Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than (i) liabilities disclosed, reflected or reserved against in the balance sheet of the Company and the Subsidiaries dated as of June 30, 2008 (and the notes thereto) included in the Draft Form 10 or in the “Management’s Discussion and Analysis of Financial Condition and Results of Operation” section of the Draft Form 10, (ii) liabilities incurred in the ordinary course consistent with past practice since June 30, 2008, (iii) liabilities arising under this Agreement, (iv) liabilities not required by GAAP to be recognized or disclosed on a consolidated balance sheet of the Company and its consolidated Subsidiaries or in the notes thereto, provided, in the case of clauses (ii) and (iv) above, that any such liability would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, and (v) liabilities to be retained by PNX.

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SECTION 3.10. Compliance with Laws. (a) The Virtus Business, the Company and the Subsidiaries have been conducted and are in compliance in all material respects with all Applicable Laws, except for instances of noncompliance that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) each Virtus Investment Advisor is duly registered as an investment adviser under the Investment Advisers Act and under the securities laws of each jurisdiction where the conduct of its business requires such registration, licensing or qualification (and has been so registered at all times when it has been required under Applicable Law to be so registered) and is in compliance with federal, state and foreign laws requiring such registration, licensing or qualification or is subject to no material liability or disability by reason of the failure to be so registered, licensed or qualified in any such jurisdiction or to be in such compliance and (ii) neither the Company nor any Subsidiary (other than the Virtus Investment Advisors), is required to be registered, licensed or qualified as an investment adviser under any Applicable Law including the laws requiring any such registration, licensing or qualification in any jurisdiction in which it or such other subsidiaries conduct business. The Company has no investment advisors (other than the Virtus Investment Advisors) whether registered under the Investment Advisers Act or not. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) Phoenix Equity Planning Corporation (the “Virtus Broker Dealer Subsidiary”) is, and has been at all times during the prior six years, duly registered, licensed or qualified as a broker-dealer under the Exchange Act, and under the securities laws of each jurisdiction where the conduct of its business requires such registration, licensing or qualification, and is in compliance with federal, state and foreign laws requiring such registration, licensing or qualification or is subject to no material liability or disability by reason of the failure to be so registered, licensed or qualified in any such jurisdiction or to be in such compliance and (ii) the Virtus Broker Dealer Subsidiary is a member in good standing of the Financial Industry Regulatory Authority and each other self-regulatory organization where the conduct of its business requires such membership. Neither the Company nor any of the Subsidiaries (other than the Virtus Broker Dealer Subsidiary) is required to be registered, licensed or qualified as a broker-dealer under any Applicable Law including the laws requiring any such registration, licensing or qualification in any jurisdiction in which it or such other Subsidiaries conduct business, except where the failure to be so registered, licensed or qualified would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, each of the Company, the Subsidiaries (including the Virtus Investment Advisers) and each of its predecessors, if any, in the conduct of the Virtus Business has at all times rendered investment advisory services to all Clients, including the Virtus Funds, in compliance with all applicable requirements as to portfolio composition and portfolio management, including the terms of any and all applicable investment advisory agreements, written instructions from the Virtus Funds, including the applicable Policies and Procedures, the organizational documents of the Virtus Funds, applicable Regulatory Documents, board of director or trustee directives (if applicable) and Applicable Law. The Company or the Subsidiaries has not taken (or failed to take) any action that would be inconsistent in any material respect with any of the Virtus Funds’ prospectuses and other offering, advertising and marketing materials.

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(d) None of the Virtus Investment Advisers or any “affiliated person” (as defined in the Investment Company Act) of any of them is (taking into account any applicable exemption) ineligible pursuant to Section 9(a) or 9(b) of the Investment Company Act to serve as an investment adviser (or in any other capacity contemplated in the Investment Company Act) to a Virtus Fund, and there is no proceeding pending and served or, to the knowledge of the Company, pending and not served, or threatened by any Governmental Authority, which would result in the ineligibility of any of the Virtus Investment Advisers or any “affiliated persons” of any of them to serve in any such capacities. None of the Virtus Investment Advisers and the “affiliated persons” (as defined in the Investment Advisers Act) of any of them is ineligible pursuant to Section 203 of the Investment Advisers Act to serve as a registered investment adviser or “associated person” (as defined in the Investment Advisers Act) of a registered investment adviser, and there is no proceeding pending and served or, to the knowledge of the Company, pending and not served, or threatened by any Governmental Authority, which would result in the ineligibility of any of the Virtus Investment Advisers or any “affiliated person” to serve in any such capacities. Neither the Virtus Broker Dealer Subsidiary nor its associated persons is ineligible pursuant to Section 15(b) of the Exchange Act to serve as a broker-dealer or as an “associated person” (as defined in the Exchange Act) of a registered broker-dealer, as applicable, and there is no proceeding pending and served or, to the knowledge of the Company, pending and not served, or threatened by any Governmental Authority, which would result in the ineligibility of the Virtus Broker Dealer Subsidiary or any “affiliated person” to serve in any such capacities.

(e) Schedule 3.10(e)(i) lists all examinations of the Company and the Subsidiaries (including Virtus) conducted by any Governmental Authority since January 1, 2005 and the Company has made available to the Investor complete and accurate copies of all material correspondence relating to the Virtus Business in its, the Subsidiaries’ or PIMCO’s possession, whether from or to the Governmental Authority, in connection therewith. To the knowledge of the Company, there is no unresolved material violation, criticism, or exception by any Governmental Authority with respect to any report or statement relating to any examination of the Company, the Subsidiaries or any Virtus Fund relating to the Virtus Business. Schedule 3.10(e)(ii) lists all subpoena, examination or other information or document requests from any Governmental Authority received by PIMCO (only with respect to the Virtus Business) the Company or the Subsidiaries since January 1, 2005 and their responses thereto, copies of which, omitting attachments and enclosures, have previously been provided to the Investor.

SECTION 3.11. No Litigation. (a) Except as disclosed in the Draft Form 10 or Schedule 3.11, there are not any (x) outstanding judgments, awards, orders, decrees or written notices of any alleged violation of Applicable Law against or affecting the Company or any of the Subsidiaries or, with respect to the Virtus Business only, PNX, PIMCO or any of their Affiliates (other than the Company and the Subsidiaries) (y) proceedings pending or, to the knowledge of the Company, threatened against or affecting the Virtus Business, the Company, any of the Subsidiaries or any Virtus Fund or (z) investigations by any Governmental Authority that are, to the knowledge of the Company, pending or threatened against or affecting the Virtus Business, the Company, any of the Subsidiaries, any Virtus Fund or, with respect to the Virtus Business only, PNX, PIMCO or any of their Affiliates (other than the Company and the Subsidiaries) that, in any case, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

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SECTION 3.12. Compliance with Constituent Documents. None of the Company or any material Subsidiary is in breach or violation of or in default in the performance or observance of any term or provision of, and no event has occurred which, with lapse of time or action by a third party, would result in a default under the respective articles or certificate of incorporation, bylaws or similar organizational instruments of such entities.

SECTION 3.13. Interim Changes. Since June 30, 2008, except for (i) actions taken to prepare the Company to be an independent public company (e.g., the incorporation of the Company and the Subsidiaries, the retention of additional employees and the creation of a corporate infrastructure), (ii) actions taken to transfer the Virtus Business from PNX and its subsidiaries to the Company and the Subsidiaries and (iii) actions taken to pursue the business and strategy of the Company and the Subsidiaries as described in the Draft Form 10, the Virtus Business has been operated in all material respects in the ordinary course of business. Without limiting the foregoing, except to the extent consistent with the business and strategy of the Company and the Subsidiaries as described in the Draft Form 10 or as otherwise described in the Draft Form 10, since June 30, 2008, neither the Company nor, with respect to the Virtus Business, any Subsidiary has entered into any material new lines of business or terminated any existing material lines of business or agreed in writing or otherwise to do so.

SECTION 3.14. Brokers and Finders. Neither the Company nor any Subsidiary nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder’s fees, and no broker or finder has acted directly or indirectly for the Company or any Subsidiary, in connection with this Agreement or the Transactions.

SECTION 3.15. Real Property. Neither the Company nor any Subsidiary owns any real property or any interest therein. Except as set forth in Schedule 3.15, there exists no material default or condition, or any state of facts or event which with the passage of time or giving of notice or both would constitute a material default, in the performance of the obligations of the Company or the Subsidiaries under any material real property lease to which the Company or any Subsidiary is a party or, to the knowledge of the Company, by any other party to any of such leases. Neither the Company nor any of the Subsidiaries has received any written or oral communication from the landlord or lessor under any of such real property leases claiming that it is in breach of its obligations under such leases, except for written or oral communications claiming breaches that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

SECTION 3.16. Contracts. (a) The exhibits to the Form 10 and Schedule 3.16(a) together contain a correct and complete list of all Contracts (except ordinary Contracts entered in the ordinary course of business for delivery of advisory, administrative and similar services to Clients) in effect as of the date of this Agreement (i) to which the Company or any of its Affiliates is a party, and (ii) that is material to the Virtus Business (each, including ordinary Contracts entered in the ordinary course of business for delivery of advisory, administrative and

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similar services to Clients, a “Material Contract”). The Company has made available or delivered to the Investor complete and correct copies of all written Material Contracts (except ordinary Contracts entered in the ordinary course of business for delivery of advisory, administrative and similar services to Clients), including the Separation Agreement and each Ancillary Agreement (as such term is defined in the Separation Agreement)) and accurate and complete descriptions of all material terms of all oral Material Contracts.

(b) Each Material Contract is valid, binding and in full force and effect, and is enforceable against the Company or any of its Affiliates that is a party thereto, as the case may be, and, to the knowledge of the Company, each other party thereto, in accordance with its terms. Each of the Company or its Affiliates, as the case may be, has duly performed all of its material obligations under each such Material Contract to the extent that such obligations have accrued. There are no existing defaults (or circumstances, occurrences, events or acts that, with the giving of notice or lapse of time or both would become defaults) of the Company or any of its Affiliates or, to the knowledge of the Company, any other party thereto under any Material Contract, except in each case for any defaults that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect. To the knowledge of the Company, there are no circumstances, occurrences, events or acts that, with the giving of notice or lapse of time or both, would permit any party thereto, to alter or amend any of the material terms or conditions of any Material Contract or would permit or would result in any increased liability or penalty, except for such circumstances, occurrences, events or acts that, individually or in the aggregate, have not had or resulted in and would not reasonably be expected to have a Material Adverse Effect.

(c) Except as set forth on Form 10 or on Schedule 3.16(c), there is no Material Contract, material arrangement, material liability or material obligation (whether or not evidenced by a writing) concerning the Virtus Business between the Company or the Subsidiaries, on the one hand, and PIMCO or any of its Affiliates (other than the Company and the Subsidiaries), on the other hand.

SECTION 3.17. Regulatory Documents. (a) Except for instances of failure to make filings or payments that have not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, since January 1, 2006 each of the Company, the Subsidiaries and the Company’s and the Subsidiaries’ Affiliates (only with respect to the Virtus Business) has timely filed all Regulatory Documents required to be filed by it (including, in the case of the Company, the Draft Form 10, as it may be amended or supplemented), and has paid all fees and assessments due and payable in connection with such filings.

(b) As of their respective dates, the Regulatory Documents complied, and any Regulatory Documents to be filed prior to the Step 2 Closing will comply, in all material respects with the requirements of Applicable Law (including the Securities Laws), and none of such Regulatory Documents, as of their respective dates, contained or will contain any untrue statement of a material fact or omitted to state a fact required to be stated therein or necessary (in light of the applicable circumstances) in order to make the statements therein not misleading.

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SECTION 3.18. Virtus Funds. (a) Fund Compliance with Laws and Investment Policies. (i) The Draft Form 10 sets forth a correct and complete list of all Virtus Funds.

(ii) Since Virtus has been an administrator or an advisor to it, each Virtus Fund has been continuously (A) registered as an investment company under the Investment Company Act, (B) in compliance in all material respects with (1) the Securities Laws and the rules and regulations promulgated thereunder, (2) the investment policies and investment restrictions set forth in its registration statements under the Investment Company Act as from time to time in effect, (3) such Virtus Fund’s Policies and Procedures, and (4) the laws of each jurisdiction in which shares of such Virtus Fund have been offered for sale or sold, except, in each instance, where any such non-compliance would not have a Material Adverse Effect, and (C) duly registered or licensed and in good standing under the laws of each jurisdiction in which qualification is necessary. Without limiting the generality of the foregoing, each Virtus Fund has maintained records required by the Investment Company Act, including records necessary to substantiate the performance of the Virtus Fund set forth in such Virtus Fund’s registration statement as from time to time in effect, and such records are true and correct in all material respects.

(iii) Except as set forth on Schedule 3.18(a)(iii), neither the Company nor any of the Subsidiaries or any “affiliated person” (as defined in the Investment Company Act) of any of them or any Virtus Fund receives or is entitled to receive any compensation directly or indirectly (A) from any Person in connection with the purchase or sale of securities or other property to, from or on behalf of any Virtus Fund, other than bona fide ordinary compensation as principal underwriter for such Virtus Fund or as broker in connection with the purchase or sale of securities in compliance with Section 17(e) of the Investment Company Act or (B) from any Virtus Fund or its security holders for other than bona fide investment advisory, administrative or other services. Accurate and complete disclosure of all such compensation arrangements has been made in the registration statement of each Virtus Fund filed with the Commission.

(iv) Schedule 3.18(a)(iv) lists all examinations, investigations or proceedings of or with respect to any Virtus Fund or any service provider to the Virtus Funds (whether or not an Affiliate of the Company) since January 1, 2006 of or by any Governmental Authority to the extent such examination, investigation or proceeding is known to the Company, PNX or PIMCO and relates to the Company, the Subsidiaries or the Virtus Funds. The Company has provided to the Investor copies of all written material correspondence, including any subpoenas, regarding such examinations, investigations and proceedings, except for those which are not in its or its Affiliates possession and are with respect to such service providers that are not Affiliates of the Company. There are no restrictions imposed by or arising out of any Governmental Authority, consent judgments or Commission or judicial orders on or against or with regard to any Virtus Fund currently in effect, except for exemptive orders issued pursuant to Section 6(c) of the Investment Company Act listed on Schedule 3.18(a)(iv).

(b) Fund Agreements and Fund Reports. (i) Since Virtus has been an administrator or an advisor to it, each Virtus Fund has timely filed with the Commission and any other applicable Governmental Authority all of the investment advisory agreements and distribution or underwriting contracts, plans adopted pursuant to Rule 12b-1 under the Investment Company Act and all arrangements for the payment of “service fees” (as such term is

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defined in Rule 2830 of the FINRA Conduct Rules), and all transfer agency, custody, administrative services and other similar agreements to which it is a party, and any amendments thereto, if any, in each case, that have been in effect at any time since January 1, 2005 (collectively, the “Fund Agreements”), and has timely paid all fees and other compensation required to be paid in connection therewith. True, correct and complete copies of the Fund Agreements: (A) have been made available to the Investor prior to the date hereof and (B) are in full force and effect. Since the inception of each Virtus Fund, there has been in full force and effect at all times an investment advisory agreement and a distribution or underwriting agreement for such Virtus Fund, and each such Fund Agreement was duly approved in accordance with the applicable provisions of the Investment Company Act.

(ii) Except where the failure to do so would not have a Material Adverse Effect, since Virtus has been an administrator or an advisor to it, each Virtus Fund has timely filed all prospectuses, annual information forms, registration statements, proxy statements, financial statements, notices on Form 24f-2, other forms, reports, sales literature and advertising materials and any other documents (other than the Fund Agreements) required to be filed with any Governmental Authority, and any amendments thereto (the “Fund Reports”), and has timely paid all fees and interest required to be paid in connection therewith. The Fund Reports (x) have been prepared in all material respects in accordance with the requirements of Applicable Law, and (y) did not at the time they were filed and, with respect to any prospectus, proxy statement, sales literature or advertising material, did not during the period of its authorized use, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were or are made, not misleading.

(c) Fund Financial Statements. Each Fund Financial Statement is consistent with the books and records of such Virtus Fund and, for the periods for which Virtus has been an administrator or an advisor to it, has been prepared in accordance with GAAP applied on a consistent basis throughout the periods presented in such Fund Financial Statement, subject, in the case of interim unaudited Fund Financial Statements, only to normal year-end audit adjustments on a basis comparable with past periods. Each statement of net assets or assets and liabilities and schedule of investments included in the Fund Financial Statements presents fairly in all material respects the financial position of the applicable Virtus Fund as at the dates thereof, and each statement of operations and changes in net assets included in the Fund Financial Statements presents fairly for the periods for which Virtus has been an administrator or an advisor to it the results of operations and cash flows of such Virtus Fund for the respective period or periods indicated.

(d) Fund Taxes. (i) For the periods for which Virtus has been an administrator or an advisor to it, each Virtus Fund has satisfied the relevant requirements of the Code for all taxable years, or parts thereof, of such Virtus Fund ending on or prior to the earlier of the Step 1 Closing to be treated as a regulated investment company as defined in Sections 851-855 of the Code. Neither the Company nor any of the Subsidiaries or any Virtus Fund or any other agent of any Virtus Fund has received any written notice or other written communication asserting that any Virtus Fund is not in compliance with any of the requirements necessary to be treated as a regulated investment company. With respect to each Virtus Fund, to the knowledge of the Company, no claims have been or are being asserted by any Governmental

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Authority with respect to any material amount of Taxes and there are no threatened claims for any material amount of Taxes. None of the Virtus Funds has ever entered into a closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or foreign law). There has not been any audit by any Governmental Authority concerning any material Tax liability of any Virtus Fund, and, to the knowledge of the Company, no such audit is in progress and no Virtus Fund has been notified in writing by any Governmental Authority that any such audit is contemplated or pending. No extension of time with respect to any date on which a material Tax Return was or is to be filed by any Virtus Fund is in force, and no waiver or agreement by any Virtus Fund is in force for the extension of time for the assessment or payment of any material amount of Taxes.

(ii) For the periods for which Virtus has been an administrator or an advisor to it, neither the Company nor any of the Subsidiaries has taken (or failed to take) any action that would (A) prevent any of the Virtus Funds from qualifying as a “regulated investment company,” within the meaning of Section 851 of the Code, or (B) otherwise be inconsistent in any material respect with any of the Virtus Funds’ prospectuses and other offering, advertising and marketing materials.

(iii) Each Virtus Fund has complied, in all material respects, with all information reporting and withholding provisions imposed by the Code and any applicable similar provisions of state, local and foreign law.

SECTION 3.19. Assets Under Management; Clients. (a) Each Client to which Virtus or any Subsidiary provides investment management, advisory or sub-advisory services that is (i) an employee benefit plan, as defined in Section 3(3) of ERISA that is subject to Title I of ERISA, (ii) a Person acting on behalf of such a plan or (iii) any entity whose assets include the assets of such a plan, within the meaning of ERISA and applicable regulations (hereinafter referred to as an “ERISA Client”) has, since January 1, 2005, been managed by Virtus or any of its Affiliates such that the exercise of such management or provision of any services is in compliance in all material respects with the applicable requirements of ERISA. Each of Virtus and its Affiliates managing such Person, to the extent it is regulated under the Investment Advisers Act, satisfies the requirements of Prohibited Transaction Class Exemption 84-14 for a “qualified professional asset manager” (as such term is used in Prohibited Transaction Class Exemption 84-14).

(b) Each of the Company and any Subsidiary that provides investment advisory services has at all times rendered investment advisory services to Clients with whom such entity is or was a party to an investment advisory agreement or similar arrangement in substantial compliance with the terms of such investment advisory agreements, written instructions from such Clients, the organizational documents of such Clients, if applicable, any prospectuses or other offering materials, board of director or trustee directives and Applicable Law.

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ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE INVESTOR

The Investor hereby represents and warrants to the Company and PIMCO on the date hereof as follows:

SECTION 4.01. Organization; Authorization; Enforceability. The Investor is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all requisite power and authority to own its properties and assets and to carry on its business as it is now being conducted. The Investor has the power and authority to execute, deliver and perform its obligations under this Agreement and has taken all necessary action to authorize the execution, delivery and performance by it of this Agreement and to consummate the Transactions. No other proceedings on the part of the Investor are necessary for such authorization, execution, delivery and consummation. The Investor has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the other parties hereto constitutes a legal, valid and binding obligation of it, enforceable against it in accordance with its terms.

SECTION 4.02. Private Placement. (a) The Investor understands that (i) the offering and sale of the Preferred Stock and the Conversion Shares is intended to be exempt from registration under the Securities Act pursuant to Section 4(2) thereof, and (ii) there is no existing public or other market for the Preferred Stock.

(b) The Investor (i) is a “qualified institutional buyer”, as such term is defined in Rule 144A under the Securities Act or (ii) is an institutional “accredited investor”, as such term is defined in Rule 501(a) of Regulation D under the Securities Act.

(c) The Investor is acquiring the Preferred Stock to be acquired hereunder (and will acquire the Conversion Shares) for its own account (or for accounts over which it exercises investment authority), for investment and not with a view to the resale or distribution thereof in violation of any Applicable Laws.

(d) The Investor understands that the Preferred Stock and the Conversion Shares will be issued in transactions exempt from the registration or qualification requirements of the Securities Act and applicable state securities laws, and that such securities must be held indefinitely unless a subsequent disposition thereof is registered or qualified under the Securities Act and such laws or is exempt from such registration or qualification.

(e) The Investor (A) has been furnished with or has had full access to all the information that it considers necessary or appropriate to make an informed investment decision with respect to the Preferred Stock and the Conversion Shares and that it has requested from the Company, (B) has had an opportunity to discuss with management of the Company the intended business and financial affairs of the Company and to obtain information (to the extent the Company possessed such information or could acquire it without unreasonable effort or expense) necessary to verify any information furnished to it or to which had access and (C) can bear the economic risk of (x) an investment in the Preferred Stock and the Conversion Shares indefinitely

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and (y) a total loss in respect of such investment, has such knowledge and experience in business and financial matters so as to enable it to understand and evaluate the risks of and form an investment decision with respect to its investment in the Preferred Stock and the Conversion Shares and to protect its own interest in connection with such investment.

SECTION 4.03. No Violation; Consents. (a) The execution, delivery and performance by the Investor of this Agreement and the consummation by it of the Transactions do not and will not violate, conflict with, result in a breach of or contravene in any material respect any Applicable Law. The execution, delivery and performance by the Investor of this Agreement and the consummation of the Transactions will not (i)(A) violate, conflict with, result in a breach of or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under any Contract to which it is party or by which it is bound or to which any of its assets is subject or (B) result in the creation or imposition of any Lien upon any of the properties or assets of it, except for any such violations, conflicts, breaches, defaults or Liens that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of it to timely perform its obligations under this Agreement and (ii) conflict with or violate any provision of the certificate of incorporation or bylaws or other governing documents of it.

(b) Except for applicable filings, if any, with the Commission pursuant to the Exchange Act, no notice to, exemption or review by consent, authorization approval or order of, or filing or registration with, any Governmental Authority or other Person is required to be obtained or made by the Investor for the execution, delivery and performance of this Agreement or the consummation of any of the Transactions, except where the failure to obtain such consents, authorizations or orders, or make such filings or registrations, would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of it to timely perform its obligations under this Agreement.

SECTION 4.04. No Litigation. There are not any (a) outstanding judgments, orders, decrees or written notices of any alleged violations of Applicable Law against or affecting the Investor or any of the Subsidiaries, (b) proceedings pending or, to the knowledge of it, threatened against or affecting the Investor or any of the Subsidiaries or (c) investigations by any Governmental Authority that are, to the knowledge of it, pending or threatened against or affecting it or any of the Subsidiaries that, in any case, individually or in the aggregate, would reasonably be expected to have a material adverse effect on the ability of it to timely perform its obligations under this Agreement.

SECTION 4.05. Financing. The Investor will have on each of the Step 1 Closing Date and Step 2 Closing Date available funds to consummate the purchase of the Preferred Stock to be purchased by it on such dates on the terms and conditions contemplated by this Agreement.

SECTION 4.06. Ownership of Preferred Stock. The Investor does not own, directly or indirectly (other than in a fiduciary capacity), or have any option or right to acquire, any securities of PNX, the Company or any Subsidiaries other than the Preferred Stock being purchased by it hereunder.

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SECTION 4.07. Brokers and Finders. Except for BMO Capital Markets, Corp., the Investor nor any of its officers or directors has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder’s fees, and no broker or finder has acted directly or indirectly for the Investor, in connection with this Agreement or the Transactions, in each case, whose fees the Company would be required to pay.

SECTION 4.08. Tax Liability. The Investor has reviewed with its own Tax advisors the federal, state, local, and foreign Tax consequences of this investment and the Transactions if and to the extent it deems such review to be advisable. It has relied solely on such advisors and not on any statements or representations of the Company or of any agents of the Company. It understands that, except as otherwise specifically contemplated by this Agreement, it (and not the Company or PIMCO) shall be responsible for its own Tax liability that may arise as a result of this investment or the other Transactions contemplated by this Agreement.

SECTION 4.09. Compliance with Laws. Neither Harris Investment Management, Inc. (“HIM”) nor any “affiliated person” (as defined in the Investment Company Act) of HIM is (taking into account any applicable exemption) ineligible pursuant to Section 9(a) or 9(b) of the Investment Company Act to serve as an investment adviser (or in any other capacity contemplated in the Investment Company Act) to any registered investment company, and there is no proceeding pending and served or, to the knowledge of the Investor, pending and not served, or threatened by any Governmental Authority, which would result in the ineligibility of HIM or any “affiliated persons” of HIM to serve in any such capacities. Neither HIM nor any “affiliated persons” (as defined in the Investment Advisers Act) of HIM is ineligible pursuant to Section 203 of the Investment Advisers Act to serve as a registered investment adviser or “associated person” (as defined in the Investment Advisers Act) of a registered investment adviser, and there is no proceeding pending and served or, to the knowledge of the Investor, pending and not served, or threatened by any Governmental Authority, which would result in the ineligibility of HIM or any “affiliated person” to serve in any such capacities.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PNX AND PIMCO

Each of PNX and PIMCO hereby represents and warrants to the Investor on the date hereof as follows:

SECTION 5.01. Organization; Authorization; Enforceability. It is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all requisite corporate power and authority to own its properties and assets and to carry on its business as it is now being conducted and as proposed to be conducted immediately following the Distribution. It has the power and authority to execute, deliver and perform its obligations under this Agreement and has taken all necessary action to authorize the execution, delivery and performance by it of this Agreement and to consummate the Transactions. No other proceedings on the part of it or its stockholders is necessary for such authorization, execution, delivery and consummation. It has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the other parties hereto, constitutes a legal, valid and binding obligation of it, enforceable against it in accordance with its terms.

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SECTION 5.02. No Violation; Consents. (a) The execution, delivery and performance by it of this Agreement and the consummation by it of the Transactions do not and will not violate, conflict with, result in a breach of or contravene in any material respect any Applicable Law. The execution, delivery and performance by it of this Agreement and the consummation of the Transactions (i) will not (A) violate, conflict with, result in a breach of or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under any Contract to which it is party or by which it is bound or to which any of its assets is subject, or (B) result in the creation or imposition of any Lien upon any of the properties or assets of it, except for any such violations, conflicts, breaches, defaults or Liens that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of it to timely perform its obligations under this Agreement; and (ii) will not conflict with or violate any provision of the certificate of incorporation or bylaws or other governing documents of it.

(b) Except for applicable filings, if any, with the Commission pursuant to the Exchange Act, including without limitation the Form 10, no notice to, exemption or review by, consent, authorization, approval or order of, or filing or registration with, any Governmental Authority or other Person is required to be obtained or made by it for the execution, delivery and performance of this Agreement or the consummation of any of the Transactions, except where the failure to obtain such consents, authorizations or orders, or make such filings or registrations, would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of it to timely perform its obligations under this Agreement.

SECTION 5.03. No Litigation. There are not any (a) outstanding judgments, orders, decrees or written notices of any alleged violation of Applicable Law against or affecting it or any of its subsidiaries, (b) proceedings pending or, to the knowledge of it, threatened against or affecting it or any of its subsidiaries or (c) investigations by any Governmental Authority that are, to the knowledge of it, pending or threatened against or affecting it or any of its subsidiaries that, in any case, individually or in the aggregate, would reasonably be expected to have a material adverse effect on the ability of it to timely perform its obligations under this Agreement.

ARTICLE VI

COVENANTS OF THE COMPANY, PNX AND PIMCO

SECTION 6.01. Access to Information. (a) From the date hereof, until the date when the Preferred Stock purchased pursuant to this Agreement and Beneficially Owned by the Investor represent less than 10% of the outstanding Common Stock (counting as shares owned by the Investor all Conversion Shares and shares of Preferred Stock and Conversion Shares thereof acquired through any exercise of the Additional Financing Right) (the “Qualifying Ownership Interest”), the Company will permit the Investor to visit and inspect, at the Investor’s expense, the properties of the Company and the Subsidiaries, to examine the corporate books and to discuss the affairs, finances and accounts of the Company and the Subsidiaries with the principal officers of the Company, all upon reasonable notice and at such reasonable times and as

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often as the Investor may reasonably request. Any investigation pursuant to this Section 6.01 shall be conducted during normal business hours and in such manner as not to interfere unreasonably with the conduct of the business of the Company, and nothing herein shall require the Company or any Subsidiary to disclose any information to the extent (i) prohibited by Applicable Law, (ii) that the Company reasonably believes such information to be competitively sensitive information (except to the extent the Investor provides assurances reasonably acceptable to the Company that such information shall not be used by the Investor or its Affiliates to compete with the Company and Subsidiaries) or (iii) that such disclosure would reasonably be expected to cause a violation of any agreement to which the Company or any Subsidiary is a party or would cause a risk of a loss of privilege to the Company or any Subsidiary (provided that the Company shall use its reasonable best efforts to make appropriate substitute disclosure arrangements under circumstances where the restrictions in this clause (iii) apply).

(b) The Company will provide to the Investor, upon request, all financial information regarding the Company that the Investor may reasonably require, in connection with its equity investment in the Company, to prepare its financial statements and otherwise comply with its financial reporting obligations under Applicable Law and to make all other reports and filings in respect of such investment that may be required by any Governmental Authority subject, if necessary, to customary confidentiality arrangements.

SECTION 6.02. Compliance with Conditions; Reasonable Best Efforts. Each of the Company, PNX and PIMCO shall use its reasonable best efforts to cause all conditions precedent to the obligations of the Company, PIMCO and the Investor to be satisfied. Upon the terms and subject to the conditions of this Agreement, the Company, PNX and PIMCO will use reasonable best efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable consistent with Applicable Law to consummate and make effective in the most expeditious manner practicable the Transactions in accordance with the terms of this Agreement. Notwithstanding the foregoing, nothing contained in this Agreement confers upon any of PNX, PIMCO or the Company any obligation to effect the Distribution.

SECTION 6.03. Consents and Approvals. The Company, PNX and PIMCO (a) shall use their reasonable best efforts to obtain all necessary consents, waivers, authorizations and approvals of all Governmental Authorities and of all other Persons required in connection with the execution, delivery and performance of this Agreement or the consummation of the Transactions and (b) shall diligently assist and cooperate with the Investor in preparing and filing all documents required to be submitted by the Investor to any Governmental Authority in connection with the Transactions (which assistance and cooperation shall include, without limitation, timely furnishing to the Investor all information concerning the Company and the Subsidiaries that counsel to the Investor reasonably determines is required to be included in such documents or would be helpful in obtaining any such required consent, waiver, authorization or approval). The Company, PNX and PIMCO will advise the Investor promptly upon receiving any communication from any third party or Governmental Authority whose consent or approval is required for the consummation of the Transactions that there is a reasonable likelihood that any requisite third party or regulatory approval will not be obtained or that the receipt of any such approval will be materially delayed.

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SECTION 6.04. Filing of Certificate of Designations. Prior to the Step 1 Closing Date, the Company shall file the Certificate of Designations with the Secretary of State of the State of Delaware pursuant to Section 151(g) of the DGCL and such Certificate of Designations shall continue to be in full force and effect as of the Step 1 Closing Date and the Step 2 Closing Date.

SECTION 6.05. Reservation of Shares. The Company shall (a) cause to be authorized and reserve and keep available at all times during which any shares of Preferred Stock remain outstanding, free from preemptive rights, out of its treasury stock or authorized but unissued shares of Capital Stock, or both, solely for the purpose of effecting the conversion of the Preferred Stock pursuant to the terms of the Certificate of Designations sufficient shares of Common Stock (including any related rights issuable in respect thereof pursuant to the Rights Agreement) to provide for the issuance of the maximum number of shares issuable upon conversion of outstanding shares of Preferred Stock owned at any time by the Investors and (b) issue and cause the transfer agent to deliver such shares of Common Stock (including any related rights issuable in respect thereof pursuant to the Rights Agreement) as required upon conversion of the shares of Preferred Stock and take all actions necessary to ensure that all such shares will, when issued and paid for pursuant to the conversion of the Preferred Stock, be duly and validly issued, fully paid and nonassessable.

SECTION 6.06. Listing of Shares. The Company shall cause the Conversion Shares to be listed or otherwise eligible for trading on the New York Stock Exchange or any other national securities exchange on which the Common Stock may then be listed or eligible for trading.

SECTION 6.07. Governance Matters. (a) The Company will promptly cause one person nominated by the Investor (the “Investor Designate”) and one person elected by the holders of Preferred Stock in accordance with the Certificate of Designations (together, the “Board Representatives”) to be elected or appointed to the Board of Directors, subject to satisfaction of all legal and governance requirements regarding service as a director of the Company, such appointments to be effective as of the date of the Distribution. After such appointments, so long as the Investor Beneficially Owns at least 10% of the outstanding shares of Common Stock (including for this purpose Conversion Shares and shares of Preferred Stock and Conversion Shares thereof acquired through any exercise of the Additional Financing Right), the Company will be required to recommend to its stockholders the election of the Investor Designate at the Company’s annual meeting, subject to satisfaction of all legal and governance requirements regarding service as a director of the Company, to the Board of Directors. If the Investor no longer Beneficially Owns the minimum percentage of Common Stock specified in the prior sentence, the Investor will have no further rights under this Section 6.07 with respect to an Investor Designate, and, at the written request of the Board of Directors, shall use all reasonable best efforts to cause its Investor Designate to resign from the Board of Directors as promptly as possible thereafter.

(b) The Investor Designate (including any successor nominee) duly selected in accordance with Section 6.07(a) shall, subject to Applicable Law, be one of the Company’s nominees to serve on the Board of Directors. The Company shall use all reasonable best efforts to have the Investor Designate elected as a director of the Company and the Company shall solicit proxies for such person to the same extent as it does for any of its other nominees to the Board of Directors.

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(c) Subject to Section 6.07(a), the Investor shall have the power to designate an Investor Designate’s replacement upon the death, resignation, retirement, disqualification or removal from office of such director. The Board of Directors will promptly take all action reasonably required to fill the vacancy resulting therefrom with such person (including such person, subject to Applicable Law, being one of the Company’s nominee to serve on the Board of Directors, using all reasonable best efforts to have such person elected as director of the Company and the Company soliciting proxies for such person to the same extent as it does for any of its other nominees to the Board of Directors).

(d) The Board Representatives shall be entitled to the same compensation and same indemnification in connection with his or her role as a director as the other members of the Board of Directors, and each Board Representative shall be entitled to reimbursement for documented, reasonable out-of-pocket expenses incurred in attending meetings of the Board of Directors or any committees thereof, to the same extent as the other members of the Board of Directors. The Company shall notify the Board Representatives of all regular and special meetings of the Board of Directors and shall notify the Board Representatives of all regular and special meetings of any committee of the Board of Directors of which a Board Representative is a member. The Company shall provide the Board Representatives with copies of all notices, minutes, consents and other materials provided to all other members of the Board of Directors concurrently as such materials are provided to the other members.

SECTION 6.08. Registration Rights. The Company shall give the Investor and the Investor shall have registration rights as set forth on Annex A to this Agreement.

SECTION 6.09. Additional Financing Right. (a) So long as the Investor owns a Qualifying Ownership Interest and subject to the prior receipt of the Fund Board Approval and Fund Shareholder Approval, if at any time prior to the twenty-four (24) month anniversary of the Step 2 Closing Date, the Company proposes to issue to any Person any Common Stock or a Common Stock-Equivalent Security of the Company (such issuance, a “Qualifying Issuance”) other than (i) pursuant to an employee or non-management director stock option plan, stock bonus plan, stock purchase plan or other management equity program or plan, (ii) pursuant to any merger, share exchange or acquisition pursuant to which Common Stock or any Common Stock-Equivalent Security are exchanged for, or issued upon cancellation or conversion of, equity securities of another entity not Affiliated with the Investor, or (iii) pursuant to any stock split, stock dividend or recapitalization by the Company (so long as all stockholders of the same class or series of securities of the Company are treated equally with all other holders of such class or series of securities with respect to such class or series), the Investor shall be afforded the right to provide additional financing to the Company in lieu of the Qualifying Issuance through a purchase of additional shares of Series B Preferred Stock or a new series of Preferred Stock identical to the Series B Preferred Stock except with respect to conversion price (as provided below) (such additional shares of Preferred Stock, “New Preferred Stock”). The Investor will have the right (the “Additional Financing Right”) to purchase New Preferred Stock up to a principal amount of New Preferred Stock equal to $25 million. The conversion price for the New Preferred Stock will be the lower of (i) the then applicable conversion price of the Series B

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Preferred Stock and (ii) the current per share volume-weighted average price of the Common Stock over the ten (10) trading days immediately prior to the consummation of the purchase pursuant to the Additional Financing Right. The Investor must exercise the Additional Financing Right within twenty (20) Business Days after receipt of any notice of intention to initiate a Qualifying Issuance from the Company.

(b) In the event that the Investor exercises its Additional Financing Right and Beneficially Owns in excess of 33% of the outstanding Common Stock (including for this purpose any Conversion Shares) after giving effect to such Additional Financing Right, it shall be granted the right to appoint one (1) additional member to the Board of Directors so long as such additional right would not give rise to a Regulatory Issue. Such additional member of the Board of Directors shall be afforded the same rights as the Investor Designate in accordance with Section 6.07 (such additional member to be included in the term “Investor Designate”).

(c) If the consummation of the Additional Financing Right would result in an “assignment” of the investment advisory contracts of clients of the Company within the meaning of the Investment Company Act and the Investment Advisers Act, then the Company and the Investor shall structure the Qualified Issuance and the securities to be issued by the Company (including, without limitation, by altering the voting rights granted to the Investor) to ensure that such an assignment will not occur.

SECTION 6.10. Investor Put Right; Company Call Option.

(a) Investor Put Right. Subject to Section 6.10(c), at any time on or after the three (3) year anniversary of the Step 1 Closing, the Investor shall have the right (the “Put Right”), to require the Company to repurchase, and the Company shall repurchase, all of the Series A Preferred Stock purchased by the Investor in the Step 1 Sale (or such number of the Series B Preferred Stock which were issued and delivered to the Investor on the Step 2 Closing Date in exchange for all the Series A Preferred Stock purchased by the Investor in the Step 1 Sale) on not less than five (5) days’ notice from the Investor to the Company, which notice shall include the intended date of settlement (the “Put Closing Date”), for a purchase price (the “Put Price”) equal to the liquidation preference of such shares of Series A Preferred Stock (including all accumulated and unpaid dividends and accrued interest thereon to the Put Closing Date). The Put Price shall be payable by the Company in immediately available funds to a bank account or bank accounts designated by the Investor or, at the election of the Company, may be paid in the form of two senior promissory notes each having an aggregate principal amount equal to one half (1/2) of the Put Price of the Company, paying interest at LIBOR plus 300 basis points per annum, the first maturing on the one (1) year anniversary of the Put Closing Date and the second maturing on the two (2) year anniversary of the Put Closing Date.

(b) Company Call Option. Subject to Section 6.10(c), the Company shall have the option (the “Call Option”) at any time after the consummation of the Step 1 Sale and prior to any exercise of the Put Right by the Investor, to repurchase from the Investor, and the Investor shall sell to the Company, all of the shares of Series A Preferred Stock (or such number of the Series B Preferred Stock which were issued and delivered to the Investor on the Step 2 Closing Date in exchange for all the Series A Preferred Stock purchased by the Investor in the Step 1 Sale) then held by the Investor, on not less than five (5) days notice from the Company to

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the Investor, which notice shall include the intended date of settlement (the “Call Closing Date”), for a purchase price (the “Call Price”) equal to the liquidation preference of such shares of Series A Preferred Stock (including all accumulated and unpaid dividends and accrued interest thereon to the Put Closing Date). The Call Price shall be payable by the Company in immediately available funds to a bank account or bank accounts designated by the Investor on the Call Closing Date.

(c) Termination of Put Right and Call Option. Notwithstanding anything to contrary contained herein, the Put Right and the Call Option shall expire and be null, void and of no further force or effect, if at the time that the Step 2 Sale is consummated or at anytime thereafter the average Closing Price for the Common Stock during any five (5) consecutive trading day period exceeds the conversion price per share of the Preferred Stock, as adjusted from time to time. The Put Right and the Call Option shall also expire and be null, void and of no further force or effect, in the event that the Investor converts any or all of the Series A Preferred Stock received by it in the Step 1 Sale into Common Stock (or such number of the Series B Preferred Stock which were issued and delivered to the Investor on the Step 2 Closing Date in exchange for all the Series A Preferred Stock purchased by the Investor in the Step 1 Sale), but in the event that the Investor converts some but not all of Series A Preferred Stock or such Series B Preferred Stock which were issued and delivered to the Investor on the Step 2 Closing Date in exchange for all the Series A Preferred Stock, as the case may be, into Common Stock, then the Put Right and the Call Option shall expire and be null, void and of no further force or effect only with respect to such converted shares and the provisions of this Section 6.10 will apply to the remaining shares of Series A Preferred Stock, or Series B Preferred Stock which were issued and delivered to the Investor on the Step 2 Closing Date in exchange for all the Series A Preferred Stock, as the case may be, mutatis mutandis.

(d) Guaranty. From and after the date of this Agreement, if all or any part of the Company’s obligations under this Section 6.10 shall not be punctually paid when due, PNX shall, immediately upon demand by the Investor, pay the amount due to the Investor under this Section 6.10. This guaranty shall be a continuing guaranty and shall remain in full force and effect until, and PNX’s liability under this guaranty shall terminate upon, payment in full of all such amounts by the Company. PNX acknowledges that its obligations under this Section 6.10(d) shall not be released or discharged in whole or in part by the insolvency, bankruptcy, liquidation, termination, dissolution, merger, consolidation or other business combination of the Company.

SECTION 6.11. Interim Period Actions. (a) The Company, PNX and PIMCO covenant and agree that after the date of this Agreement until the Step 2 Closing Date (or the Step 1 Closing Date, if this Agreement has been terminated with respect to the Step 2 Closing), unless the Investor shall otherwise approve in writing, and except as may be required by Applicable Laws, the Company and Virtus shall, and PNX and PIMCO shall cause the Company and Virtus to, conduct the Virtus Business in the ordinary course consistent with past practice. The Company, PNX and PIMCO further agree that during such period, unless the Investor shall otherwise approve in writing: (i) the Company will not adopt or propose any material change in its certificate of incorporation or by-laws, each in the draft form provided to the Investor prior to the date hereof, (ii) none of the Company, PNX or PIMCO will adopt or propose any material change in, or terminate, or waive any material rights of the Company or for the benefit of the

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Virtus Business under the Separation Agreement, the “Employee Matters Agreement”, the “Tax Separation Agreement” or the “Transition Services Agreement” (as such terms are defined in the Separation Agreement), including any schedules, annexes or exhibits thereto, or the change of control agreement of Mr. George Aylward, each in the draft form provided to the Investor prior to the date hereof, or enter into, approve or adopt any other Contract between the Company or one or more of the Subsidiaries, on the one hand, and PNX, PIMCO or any of their Affiliates (other than the Company and the Subsidiaries), on the other hand, or any amendment to such a Contract, (iii) none of the Company or the Subsidiaries will enter into, amend or terminate any Contract (other than Contracts referred to in clause (ii) above) to which it is a party if such new Contract, amendment or termination would be material to the Company or the Investor and would adversely affect the Company or the Investor, and (iv) none of the Company, PNX or PIMCO will take any action or omit to take any action that is reasonably likely to result in any of the conditions to the Transactions contemplated in this Agreement not being satisfied, or agree, authorize or commit to do any of the foregoing.

(b) The Company, PNX and PIMCO covenant and agree that the terms of the Certificate of Designations will be substantially consistent with those set forth in the term sheet attached hereto as Exhibit A, with such modifications thereto as the parties hereto may agree.

(c) The Company, PNX and PIMCO covenant and agree that after the date of this Agreement until the Distribution, the Company will not enter into any employment agreement with any of its employees or officers (including Mr. George Aylward). Upon the Distribution, the Company may enter into such Contracts, provided that any such Contract is approved by the Board of Directors and the Compensation Committee of the Company.

SECTION 6.12. Equity Awards. The Company will not, and PNX and PIMCO shall cause the Company not to grant shares of Common Stock (or securities convertible into or exchangeable therefore) pursuant to any employee benefit plan or other equity-based awards to employees or directors, other than pursuant to the Virtus Investment Partners, Inc. Omnibus Incentive and Equity Plan (the “Plan”), for the period of operation of the Plan in accordance with its terms. The Plan shall not be materially different than the form provided to the Investor prior to the date hereof and will have terms substantially consistent with those set forth in Exhibit B. The Plan may become effective and the awards made thereunder be granted only following the Distribution and will be subject to the approval of the Board of Directors and the Compensation Committee of the Company.

SECTION 6.13. Regulatory Action. (a) Neither the Company nor any of the Subsidiaries shall, and PNX and PIMCO shall cause the Company and the Subsidiaries not to, enter into any settlement or consent in a regulatory enforcement matter, or make any application to U.S. banking or other regulatory authorities, that in either case would be reasonably likely (i) to cause the Investor or any of its Affiliates to suffer any regulatory disqualification from continuing to hold the investment in the Company, or (ii) to cause a suspension of any registration or license material to the business of the Bank of Montreal and its subsidiaries, taken together (the “BMO Group”), as it is conducted today, or any other adverse regulatory consequence material to the BMO Group; provided, that, in the case of any such proposed settlement or consent in a regulatory enforcement matter, if any expected disqualification or adverse regulatory consequence to the Investor could be avoided by the disposition by the

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Investor of less than 10% of the shares of Preferred Stock originally purchased on the Step 2 Closing Date, the Investor shall use its commercially reasonable efforts to, and the Company will assist the Investor (including by waiving any restrictions under Section 7.03, if required) in its efforts to, make such disposition a commercially reasonable manner.

(b) The Investor and the Company will cooperate to ensure compliance with various legal regulatory frameworks involving aggregation of positions among Affiliates, and the Company will adopt position limits where necessary or advisable. The Investor and the Company agree and acknowledge that U.S. and other regulatory authorities may impose restrictions or conditions on Investor’s investment in the Preferred Stock or the Common Stock which may limit or restrict the actions of either of them or their respective subsidiaries and Affiliates after the Step 1 Closing Date or the Step 2 Closing Date.

SECTION 6.14. Tax Separation. Each of PNX and the Company agrees to comply with its respective obligations under the Tax Separation Agreement.

SECTION 6.15. Rights Agreement. The Rights Agreement will be substantially in the form provided to the Investor prior to the date hereof, with such additional provisions with respect to the Investor’s exclusion as an “Acquiring Person” which shall be mutually agreed by the Investor and the Company.

ARTICLE VII

COVENANTS OF THE INVESTOR

SECTION 7.01. Compliance with Conditions; Reasonable Best Efforts. The Investor will use reasonable best efforts to cause all conditions precedent to its obligations to be satisfied. Upon the terms and subject to the conditions of this Agreement, the Investor will use reasonable best efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable consistent with applicable law to consummate and make effective in the most expeditious manner practicable the Transactions in accordance with the terms of this Agreement.

SECTION 7.02. Consents and Approvals. The Investor (a) shall use its reasonable best efforts to obtain all necessary consents, waivers, authorizations and approvals of all Governmental Authorities and of all other Persons required in connection with the execution, delivery and performance of this Agreement or the consummation of the Transactions and (b) shall diligently assist and cooperate with the Company in preparing and filing all documents required to be submitted by the Company to any Governmental Authority in connection with the Transactions (which assistance and cooperation shall include, without limitation, timely furnishing to the Company all information concerning the Investor that counsel to the Company reasonably determines is required to be included in such documents or would be helpful in obtaining any such required consent, waiver, authorization or approval).

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SECTION 7.03. Restrictions on Transfer.

(a) Restrictions on Transfer. Until the thirty month anniversary of the Step 2 Closing Date, the Investor will not transfer, sell, assign or otherwise dispose of (“Transfer”) any Preferred Stock or Conversion Shares acquired pursuant to this Agreement; provided that, except for Transfers pursuant to Rule 144 under the Securities Act or a registered offering, any Transfer permitted under this Section 7.03(a) must not (i) cause a Regulatory Issue, or (ii) be made to a Competitor or any controlled Affiliate of any Competitor.

(b) Permitted Transfers. Notwithstanding Section 7.03(a), the Investor shall be permitted to Transfer any portion or all of its Preferred Stock or Conversion Shares at any time under the following circumstances:

(1) Transfers to any Affiliate under common control with the Investor’s ultimate parent entity but in only if the transferee agrees in writing for the benefit of the Company (with a copy thereof to be furnished to the Company) to be bound by the terms of this Agreement (any such transferee shall be included in the term “Investor”);

(2) Transfers pursuant to a merger, tender offer or exchange offer or other business combination, acquisition of assets or similar transaction or change of control involving the Company or any Subsidiaries;

(3) Transfers commenced after the commencement of bankruptcy or insolvency proceedings;

(4) Transfers made in connection with a pledge to a financial institution to secure a bona fide debt financing and any foreclosure of such pledge and subsequent sale of the securities; or

(5) Transfers made with the prior written consent of the Company.

(c) The Investor shall give written notice to the Company, at least ten (10) days prior to entering into any agreement pursuant to which it will Transfer any Preferred Stock it owns (other than a Transfer pursuant to Rule 144 under the Securities Act or a registered offering or a Transfer permitted under Section 7.03(a)). For the avoidance of doubt, within ten (10) days after giving the notice to the Company, the Investor will be entitled to enter into any transaction with any person with regards to the Transfer of Preferred Stock.

SECTION 7.04. Standstill. The Investor agrees that until the three (3) year anniversary of the Step 2 Closing Date, without the prior written approval of the Company, neither the Investor nor any of its controlled Affiliates will, directly or indirectly:

(a) in any way acquire, offer or propose to acquire or agree to acquire, Beneficial Ownership of any Common Stock or other securities issued by the Company, or any securities convertible into or exchangeable for Common Stock or any other equity securities of the Company if such acquisition would result in the Investor and its Affiliates having Beneficial Ownership of more than 23.0% of the outstanding shares of Common Stock of the Company (counting as shares owned by the Investor any Conversion Shares), other than solely as a result of the exercise of the Additional Financing Right or any other rights, entitlements or obligations set forth in this Agreement, the certificate of incorporation of the Company or the Certificate of

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Designations; provided, however, that the Investor or its controlled Affiliates will, directly or indirectly, be entitled to acquire, offer or propose to acquire or agree to acquire in any trading market on which securities issued by the Company or any of the Subsidiaries are listed or quoted, Beneficial Ownership of any Common Stock or other securities issued by the Company, or any securities convertible into or exchangeable for Common Stock or any other equity securities of the Company (i) at any time, so long as such acquisition would not result in the Investor’s having Beneficial Ownership of Common Stock of the Company representing more than 24.9% of the outstanding shares of Common Stock (calculated on a fully diluted basis) at the time of acquisition or (ii) at any time, so long as any resulting increase in the Beneficial Ownership of the Investor and its Affiliates (as a percentage of the outstanding fully-diluted Common Stock) is less than or equal to a prior reduction in such Beneficial Ownership resulting from the issuance by the Company of shares of Common Stock (or securities convertible into or exchangeable therefore) pursuant to any employee benefit plan or other equity-based awards to employees or directors; provided, further, that the Investor and its Affiliates shall not be entitled to exercise its rights under clause (ii) of the preceding proviso at any time after the Company shall have made a bona fide proposal that entitled the Investor to exercise its Additional Financing Right and the Investor shall have declined to do so.

(b) enter into or agree, offer, propose or seek (whether publicly or otherwise) to enter into, or otherwise be involved in or part of, any acquisition transaction, merger or other business combination relating to all or part of the Company or any of the Subsidiaries or any acquisition transaction for all or part of the assets of the Company or any Subsidiary or any of their respective businesses;

(c) make, or in any way participate in, any “solicitation” of “proxies” (as such terms are defined under Regulation 14A under the Exchange Act, disregarding clause (iv) of Rule 14a-1(1)(2) and including any otherwise exempt solicitation pursuant to Rule 14a-2(b)) to vote, or seek to advise or influence any person or entity with respect to the voting of, any voting securities of the Company or any Subsidiary;

(d) call or seek to call a meeting of the stockholders of the Company or any of the Subsidiaries or initiate any stockholder proposal for action by stockholders of the Company or any of the Subsidiaries, form, join or in any way participate in a “group” (within the meaning of Section 13(d)(3) of the Exchange Act and the rules and regulations thereunder) with respect to any Voting Securities, or seek, propose or otherwise act alone or in concert with others, to influence or control the management, Board of Directors or policies of the Company or any Subsidiaries; or

(e) bring any action or otherwise act to contest the validity of this Section 7.04 or seek a release of the restrictions contained herein, or make a request to amend or waive any provision of this Section 7.04;

provided that nothing in this Section 7.04 shall prevent the Investor or any of its Affiliates from voting any Voting Securities then Beneficially Owned by the Investor or its Affiliates in any manner except that the Investor agrees to vote in favor of the slate of directors recommended by the Board of Directors at each meeting of the Company’s

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stockholders for the election of such directors; provided, further, that nothing in clause (b), (c) or (d) of this Section 7.04 shall apply to the Investor’s Board Representatives solely in their capacity as directors of the Company.

(f) For purposes of this Agreement, a person shall be deemed to “Beneficially Own” any securities of which such person is considered to be a “Beneficial Owner” under Rule 13d-3 under the Exchange Act, provided that no Person shall be deemed to Beneficially Own any securities it holds (or over which it has investment discretion) in a fiduciary capacity for Clients. For purposes of this Agreement, “Voting Securities” shall mean at any time shares of any class of capital stock of the Company that are then entitled to vote generally in the election of directors.

(g) Notwithstanding the foregoing provisions of this Section 7.04, the restrictions set forth above in this Section 7.04 shall be suspended: (a) if it is publicly disclosed that the Company is seeking any purchaser for a controlling interest in its business or enters into negotiations for the sale of such controlling interest, which negotiations are publicly disclosed; (b) if it is publicly disclosed that (1) another Person or group which is unaffiliated with the Investor has offered or proposed to acquire, directly or indirectly, by purchase, tender offer, merger, consolidation or otherwise, a controlling interest in the Company, or assets representing, at least fifty percent (50%) of the market capitalization of the Company, and the Company has approved or recommended that the stockholders of the Company accept such offer, or (2) the Company has entered into an agreement in principle or definitive agreement providing for a transaction described in the proceeding clause (1); (c) if a party unaffiliated with the Investor shall have acquired control of the board of directors of the Company through the solicitation of proxies or otherwise; (d) with respect to any acquisition by the Investor or any of its Affiliates of any assets or securities of the Company, as debtor, in a transaction subject to the approval of the United States Bankruptcy Court pursuant to proceedings under the United States Bankruptcy Code; (e) with respect to the sale or exchange by the Investor of securities in a tender or exchange offer initiated by a Person other than the Investor or its Affiliates; or (f) with respect to any action taken by the Investor or its Affiliates required by this Agreement or necessary to consummate the Transactions.

SECTION 7.05. Confidentiality; Information. (a) Each party hereto (the Company, PNX and PIMCO being considered one party for purposes of this Section 7.05) shall keep all information received by it from the other party or its Representatives confidential and shall not, without the other party’s prior written consent, disclose such information in any manner whatsoever, in whole or in part. The Investor shall cause its Board Representatives to comply with the foregoing requirement.

(b) Section 7.05(a) shall not apply to any such information as (i) is or becomes generally available to the public other than as a result of any disclosure or other action or inaction by a party hereto (the “Disclosing Party”) or any of its Representatives in breach of its obligations under this Section 7.05 or (ii) is or becomes known or available to the Disclosing Party on a non-confidential basis from a source (other than the other party or its Representatives) that, to the best of its knowledge, is not under a legal obligation not to disclose such information to such party or (iii) was independently developed by the Disclosing Party or its Representatives without reference to any information provided by the other party or its Representatives (except pursuant to clauses (i), (ii) or (iv)) or (iv) was known to the Disclosing Party prior to such disclosure by the other party or its Representatives.

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(c) In the event that the Disclosing Party or its Representatives become legally compelled (by oral questions, interrogatories, requests for information or documents, subpoenas, civil investigative demands or otherwise), to disclose any information received from the other party or its Representatives, the Disclosing Party shall provide the other party with prompt written notice so that such other party may seek a protective order or other appropriate remedy, or if the other party so directs, the Disclosing Party shall, and shall cause its Representatives to, exercise its reasonable best efforts to obtain a protective order or other appropriate remedy at the other party’s reasonable expense. Failing the entry of a protective order or other appropriate remedy or receipt of a waiver hereunder, the Disclosing Party shall furnish only that portion of the information which it is advised by its counsel is legally required to be furnished and shall exercise its reasonable best efforts to obtain reliable assurance that confidential treatment shall be accorded such information.

(d) The Investor shall cause its Board Representatives to provide such information to the Company as may reasonably be required in connection with the Form 10 (if designated prior to the Effective Date) or any other filings with the Commission or any other Governmental Authority in connection with the Distribution or the Transactions.

SECTION 7.06. Tax Treatment. The parties acknowledge that PIMCO intends to treat the Contribution as not qualifying as a transfer to a controlled corporation under Section 351(a) or (b) of the Code and the Investor agrees not to take any position for U.S. federal income tax purposes that is inconsistent with that treatment.

ARTICLE VIII

CONDITIONS PRECEDENT TO THE STEP 1 CLOSING AND STEP 2 CLOSING

SECTION 8.01. Conditions to the Company’s Obligations in Respect of the Step 1 Closing Date. The obligations of the Company and PIMCO to issue and sell the Preferred Stock hereunder shall be subject to the satisfaction or waiver, on the Step 1 Closing Date, of the following conditions:

(a) no provision of any Applicable Law, injunction, order or decree of any Governmental Authority shall be in effect which has the effect of making the Transactions or the ownership by the Investor of the Preferred Stock or the Conversion Shares illegal or shall otherwise prohibit the consummation of the Transactions;

(b) the representations and warranties of the Investor contained in this Agreement shall have been (A) in the case of representations and warranties that are qualified as to materiality or Material Adverse Effect, true and correct and (B) in all other cases, true and correct in all material respects, in each case as of the Step 1 Closing Date with the same force and effect as though made on and as of the Step 1 Closing Date;

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(c) the Investor shall have performed in all material respects all obligations and agreements, and complied in all material respects with all covenants contained in this Agreement to be performed and complied with by the Investor on the Step 1 Closing Date; and

(d) the Investor shall have delivered to the Company a certificate executed by it or on its behalf by a duly authorized officer, dated the Step 1 Closing Date, to the effect that each of the conditions specified in paragraph (a) through (c) of this Section 8.01 has been satisfied.

SECTION 8.02. Conditions to the Investor’s Obligations in Respect of the Step 1 Closing Date. The obligations of the Investor to purchase the Preferred Stock hereunder shall be subject to the satisfaction or waiver, on the Step 1 Closing Date, of the following conditions:

(a) no provision of any Applicable Law, injunction, order or decree of any Governmental Authority shall be in effect which has the effect of making the Transactions or the ownership by the Investor of the Preferred Stock or the Conversion Shares illegal or shall otherwise prohibit the consummation of the Transactions;

(b) the representations and warranties of the Company, PNX and PIMCO contained in this Agreement shall have been (A) in the case of representations and warranties that are qualified as to materiality or Material Adverse Effect, true and correct and (B) in all other cases, true and correct in all material respects, in each case as of the Step 1 Closing Date with the same force and effect as though made on and as of the Step 1 Closing Date;

(c) each of the Company, PNX and PIMCO shall have performed in all material respects all of their obligations, agreements and covenants contained in this Agreement to be performed and complied with at or prior to the Step 1 Closing Date;

(d) the Contribution shall have occurred;

(e) the Certificate of Designations, in the form that is agreed by the parties in accordance with Section 6.11(b), shall have been filed with the Delaware Secretary of State; and

(f) each of the Company, PNX and PIMCO shall have delivered to the Investor a certificate executed by it or on its behalf by a duly authorized officer, dated the Step 1 Closing Date, to the effect that each of the conditions specified in paragraphs (a) through (e) of this Section 8.02 has been satisfied.

SECTION 8.03. Conditions to Each Party’s Obligations in Respect of the Step 2 Closing Date. The respective obligations of the Company and the Investor hereunder required to be performed on the Step 2 Closing shall be subject to the satisfaction or waiver of the following conditions in addition to the conditions set forth in Section 8.04 and Section 8.05, respectively:

(a) The Form 10 shall have been declared effective by the Commission;

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(b) PNX shall have declared a dividend distributing all the shares of Common Stock owned by PNX to holders of PNX common stock and not revoked such dividend;

(c) all conditions to the Distribution, as set forth in the Separation Agreement, shall have been satisfied; and

(d) no provision of any Applicable Law, injunction, order or decree of any Governmental Authority shall be in effect which has the effect of making the Transactions or the ownership by the Investor of the Preferred Stock or the Conversion Shares illegal or shall otherwise prohibit the consummation of the Transactions.

SECTION 8.04. Conditions to the Company’s Obligations in Respect of the Step 2 Closing Date. The obligations of the Company and PIMCO to issue and sell the Preferred Stock hereunder shall be subject to the satisfaction or waiver, on the Step 2 Closing Date, of the following conditions:

(a) the Investor shall have performed in all material respects all obligations and agreements, and complied in all material respects with all covenants contained in this Agreement to be performed and complied with by the Investor on the Step 2 Closing Date; and

(b) the Investor shall have delivered to the Company a certificate executed by it or on its behalf by a duly authorized officer, dated the Step 2 Closing Date, to the effect that each of the conditions specified in paragraph (a) of this Section 8.04 and paragraph (d) of Section 8.03 has been satisfied.

SECTION 8.05. Conditions to the Investor’s Obligations in Respect of the Step 2 Closing Date. The obligations of the Investor to purchase the Preferred Stock hereunder shall be subject to the satisfaction or waiver, on the Step 2 Closing Date, of the following conditions:

(a) since the date of this Agreement, there shall not have occurred any change, event, circumstances or development that has had, or would be reasonably likely to have, a Material Adverse Effect;

(b) each of the Company, PNX and PIMCO shall have performed in all material respects all of their obligations, agreements and covenants contained in this Agreement to be performed and complied with at or prior to the Step 2 Closing Date;

(c) the working capital of the Company (calculated as the excess of current assets over current liabilities) shall be in excess of $28 million;

(d) any intercompany debt which the Company owes to PNX or any of its Affiliates immediately after the Distribution, together with any such intercompany debt that shall have been paid off by the Company or Virtus immediately prior to or in connection with the Distribution, will not exceed $33 million; and

(e) each of the Company, PNX and PIMCO shall have delivered to the Investor a certificate executed by it or on its behalf by a duly authorized officer, dated the Step 2 Closing Date, to the effect that each of the conditions specified in paragraphs (a) through (d) of this Section 8.05 and paragraphs (a) through (d) of Section 8.03 has been satisfied.

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ARTICLE IX

MISCELLANEOUS

SECTION 9.01. Indemnification. (a) The Company, PNX and PIMCO agree jointly and severally to indemnify and hold harmless the Investor and its Affiliates and each of their respective officers, directors, partners, members and employees, and each person who controls the Investor within the meaning of the Exchange Act and the regulations thereunder, to the fullest extent lawful, from and against any and all actions, suits, claims, proceedings, costs, losses, liabilities, damages, expenses (including reasonable attorneys’ fees, disbursements and taxes), amounts paid in settlement and other costs (collectively, “Losses” ) arising out of or resulting from (1) any inaccuracy in or breach of, the representations or warranties of the Company, PNX or PIMCO in this Agreement, where such representations or warranties are read without giving effect to any qualifications or limitations set forth in such representation and warranties as to “materiality”, “Material Adverse Effect”, “knowledge” and words of similar import, (2) the breach of any agreements or covenants made by the Company, PNX or PIMCO in this Agreement, (3) any Loss for which the Company is entitled to indemnification under Section 6.02 of the Separation Agreement and Article II of the Tax Separation Agreement (for this purpose, treating the Investor and its Affiliates as though they were indemnified persons thereunder) without duplication for any Loss the Company is made whole, (4) the Official Committee of Asbestos Claimants of G-I Holdings, Inc. f/k/a GAF Corporation v. Building Materials Corporation of America, et al and any related action, suit or proceeding, or (5) the inquiry regarding Phoenix Growth and Income Fund.

(b) The Investor agrees to indemnify and hold harmless each of the Company and its Affiliates and each of their respective officers and directors, and each person who controls the Company within the meaning of the Exchange Act and the regulations thereunder, to the fullest extent lawful, from and against any and all Losses arising out of or resulting from (1) any inaccuracy in or breach of the Investor’s representations or warranties in this Agreement or (2) the Investor’s breach of agreements or covenants made by the Investor in this Agreement.

(c) A party entitled to indemnification hereunder (each, an “Indemnified Party”) shall give written notice to the party indemnifying it (the “Indemnifying Party”) of any claim with respect to which it seeks indemnification promptly after the discovery by such Indemnified Party of any matters giving rise to a claim for indemnification; provided that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Section 9.01 unless and to the extent that the Indemnifying Party shall have been actually prejudiced by the failure of such Indemnified Party to so notify such party. Such notice shall describe in reasonable detail such claim. In case any such action, suit, claim or proceeding is brought against an Indemnified Party, the Indemnified Party shall be entitled to hire, at its own expense, separate counsel and participate in the defense thereof; provided, however, that the Indemnifying Party shall be entitled to assume and conduct the defense thereof, unless the counsel to the Indemnified Party advises such Indemnifying Party in writing that such claim involves a conflict of interest (other than one of a monetary nature)

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that would reasonably be expected to make it inappropriate for the same counsel to represent both the Indemnifying Party and the Indemnified Party, in which case the Indemnified Party shall be entitled to retain its own counsel at the cost and expense of the Indemnifying Party (except that the Indemnifying Party shall only be liable for the legal fees and expenses of one law firm for all Indemnified Parties, taken together with respect to any single action or group of related actions). If the Indemnifying Party assumes the defense of any claim, all Indemnified Parties shall thereafter deliver to the Indemnifying Party copies of all notices and documents (including court papers) received by the Indemnified Party relating to the claim, and each Indemnified Party shall cooperate in the defense or prosecution of such claim. Such cooperation shall include the retention and (upon the Indemnifying Party’s request) the provision to the Indemnifying Party of records and information that are reasonably relevant to such claim, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Indemnifying Party shall not be liable for any settlement of any action, suit, claim or proceeding effected without its written consent; provided, however, that the Indemnifying Party shall not unreasonably withhold or delay its consent. The Indemnifying Party further agrees that it will not, without the Indemnified Party’s prior written consent (which shall not be unreasonably withheld or delayed), settle or compromise any claim or consent to entry of any judgment in respect thereof in any pending or threatened action, suit, claim or proceeding in respect of which indemnification has been sought hereunder unless such settlement or compromise includes an unconditional release of such Indemnified Party from all liability arising out of such action, suit, claim or proceeding.

(d) The Company, PNX and PIMCO shall not be required to indemnify the Indemnified Parties pursuant to Section 9.01(a)(1), disregarding all qualifications or limitations set forth in such representation and warranties as to “materiality”, “Material Adverse Effect” and words of similar import, (1) with respect to any claim for indemnification per individual breach or series of related items if the aggregate amount of Losses with respect to such claim are less than $10,000 (any claim involving Losses less than such amount being referred to as a “De Minimis Claim”) and (2) unless and until the aggregate amount of all Losses incurred with respect to all claims (other than De Minimis Claims) pursuant to Section 9.01(a)(1) exceed $250,000 (the “Threshold Amount”), in which event the Company, PNX and PIMCO shall be responsible for only the amount of such Losses in excess of the Threshold Amount. The Investor shall not be required to indemnify the Indemnified Parties pursuant to Section 9.1(b), disregarding all qualifications or limitations set forth in such representation and warranties as to “materiality”, “Material Adverse Effect” and words of similar import, (1) with respect to any De Minimis Claim and (2) unless and until the aggregate amount of all Losses incurred with respect to all claims (other than De Minimis Claims) pursuant to Section 9.1(b) exceed the Threshold Amount, in which event the Investor shall be responsible for only the amount of such Losses in excess of the Threshold Amount. Notwithstanding the foregoing provisions of this Section 9.01, the cumulative indemnification obligations of (i) (x) the Company, PNX and PIMCO to the Investor and all of the Indemnified Parties affiliated with (or whose claims are permitted by virtue of their relationship with) the Investor or (y) the Investor to the Company and the Indemnified Parties affiliated with (or whose claims are permitted by virtue of their relationship with) the Company, in each case for inaccuracies in or breaches of representations and warranties, shall not exceed $35 million; and (ii) PNX and PIMCO to the Investor and all of the Indemnified Parties affiliated with (or whose claims are permitted by virtue of their relationship with) the Investor or (y) the Investor to PNX, PIMCO and the Indemnified Parties affiliated with (or whose claims are permitted by virtue of their relationship with) the Company, in each case for inaccuracies in or breaches of representations and warranties, shall not exceed $22.5 million.

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(e) Any claim for indemnification pursuant to Section 9.01(a)(1) for breach of any representation or warranty can only be brought on or prior to the expiration of the survival period applicable to such representation or warranty as set forth in Section 9.02; provided that if notice of a claim for indemnification pursuant to Section 9.01(a)(1) for breach of any representation or warranty is brought prior to the expiration of the survival period applicable to such representation or warranty as set forth in Section 9.02, then the obligation to indemnify in respect of such breach shall survive as to such claim until such claim has been finally resolved.

(f) The indemnity provided for in this Section 9.01 shall be the sole and exclusive monetary remedy of Indemnified Parties for any inaccuracy of any representation or warranty or any other breach of any covenant or agreement contained in this Agreement; provided that nothing herein shall limit in any way any such party’s remedies in respect of fraud by any other party in connection with the Transactions. No party to this Agreement (or any of its Affiliates) shall, in any event, be liable or otherwise responsible to any other party (or any of its Affiliates) for any consequential or punitive damages of such other party (or any of its Affiliates) arising out of or relating to this Agreement or the performance or breach hereof.

(g) Any indemnification payments pursuant to this Section 9.01 shall be treated as an adjustment to the purchase price for the Preferred Stock for U.S. federal income and applicable state and local Tax purposes, unless a different treatment is required by Applicable Law.

SECTION 9.02. Survival. Each of the representations and warranties set forth in this Agreement shall survive the Step 2 Closing Date (or the Step 1 Closing Date, if this Agreement has been terminated with respect to the Step 2 Closing):

(a) indefinitely, in the case of any breach of, or inaccuracy in, the representations and warranties set forth in Section 3.01 (Organization and Standing), Section 3.02 (Capital Stock), Section 3.03 (Authorization; Enforceability), Section 4.01 (Organization; Authorization; Enforceability), or Section 5.01 (Organization; Authorization; Enforceability); and

(b) for a period of eighteen (18) months from the Step 2 Closing Date (or the Step 1 Closing Date, if this Agreement has been terminated with respect to the Step 2 Closing), in the case of any breach of, or inaccuracy in, any other representation and warranty or until final resolution of any claim or action arising from the breach of any such representation and warranty, if notice of such breach was provided prior to the periods set forth above in this Section 9.02, and thereafter shall expire and have no further force and effect, including in respect of Section 9.01.

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SECTION 9.03. Legends. (a) So long as applicable, each certificate representing any portion of the Preferred Stock and Conversion Shares shall be stamped or otherwise imprinted with a legend in the following form (in addition to any legend required under applicable state securities laws):

“THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”) OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. SUCH SHARES MAY NOT BE OFFERED, SOLD, TRANSFERRED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION PURSUANT TO AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS AND DELIVERY TO THE ISSUER OF AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO IT TO THE EFFECT THAT SUCH TRANSFER IS EXEMPT FROM REGISTRATION UNDER THOSE LAWS.”

(b) In addition, so long as applicable, each certificate representing any portion of the Preferred Stock and Conversion Shares shall be stamped or otherwise imprinted with a legend in the following form:

“THE SECURITIES EVIDENCED BY THIS CERTIFICATE ARE SUBJECT TO CERTAIN RESTRICTIONS ON TRANSFER AS SET FORTH IN AN INVESTMENT AND CONTRIBUTION AGREEMENT, DATED AS OF OCTOBER 30, 2008, AS IT MAY BE AMENDED FROM TIME TO TIME, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICES OF THE ISSUER. NO REGISTRATION OF TRANSFER OF SUCH SECURITIES WILL BE MADE ON THE BOOKS OF THE ISSUER UNLESS AND UNTIL SUCH RESTRICTIONS SHALL HAVE BEEN COMPLIED WITH. ANY TRANSFER NOT IN COMPLIANCE WITH SUCH AGREEMENT SHALL BE VOID.”

The legend referred to in this paragraph (b) shall be removed at such time as such security is transferred to a Person other than the Investor or any of its permitted transferees.

SECTION 9.04. Notices. All notices, demands, requests, consents, approvals or other communications required or permitted to be given hereunder or which are given with respect to this Agreement shall be in writing and shall be personally served, delivered by reputable air courier service with charges prepaid, or transmitted by hand delivery, telegram, telex or facsimile, addressed as set forth below, or to such other address as such party shall have specified most recently by written notice. Notice shall be deemed given on the date of service or transmission if personally served or transmitted by facsimile. Notice otherwise sent as provided herein shall be deemed given on the next business day following delivery of such notice to a reputable air courier service.

To the Company:

Virtus Holdings, Inc.

c/o Virtus Investment Partners, Inc.

56 Prospect Street

Hartford, Connecticut 06102

Attention: General Counsel

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with copies to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Attn: Gary I. Horowitz

Telephone: (212) 455-2000

Fax: (212) 455-2502

and

Day Pitney LLP

200 Campus Drive

Florham Park, New Jersey 07932

Attention: Warren J. Casey

Fax: (973) 966-1015

To PIMCO:

Phoenix Investment Management Company

c/o The Phoenix Companies, Inc.

One American Row

Hartford, Connecticut 06102

Attention: General Counsel

with a copy to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Attn: Gary I. Horowitz

Telephone: (212) 455-2000

Fax: (212) 455-2502

To the Investor:

Harris Bankcorp, Inc.

111 W. Monroe Street

Chicago, Illinois 60603

Attn: Barbara Muir

Telephone: (416) 867-6423

Fax: (312) 765-8106

with a copy to:

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Attn: John J. O’Brien

Telephone: (212) 558-4000

Fax: (212) 558-4437

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SECTION 9.05. Termination. (a) This Agreement may be terminated (i) at any time prior to the Step 1 Closing Date, or following the Step 1 Closing, the Step 2 Closing Date (but only with respect to the Step 2 Closing), by mutual written agreement of the Company and the Investor, (ii) if the Step 2 Closing shall not have occurred on or prior to January 31, 2009, by either the Company or the Investor, at any time after January 31, 2009, but only with respect to the provisions of this Agreement governing the Step 2 Sale; provided that the right to terminate this Agreement under this Section 9.05(a)(ii) shall not be available to any party whose failure to fulfill any obligation under this Agreement was the cause of or resulted in the failure of the Step 2 Closing to occur on or before such date or (iii) if any Governmental Authority shall have issued a nonappealable final order, decree or ruling or taken any other action having the effect of permanently restraining, enjoining or otherwise prohibiting the Contribution, the Distribution or the other Transactions, by either the Company or the Investor, provided that the right to terminate this Agreement pursuant to this Section 9.05(a)(iii) shall not be available to any party whose failure to fulfill any obligation under this Agreement was the cause of, or resulted in, such final order, decree or ruling.

In the event that in accordance with the foregoing this Agreement is terminated only with respect to the Step 2 Closing, the parties hereto shall continue to be bound by all the provisions of this Agreement, except for Section 2.02(b), Section 6.07, Section 6.09, Section 7.04, Section 8.03, Section 8.04 and Section 8.05. For the avoidance of doubt, in the event of termination of this Agreement with respect to the Step 2 Closing, the Investor and the Company shall retain their respective Put Right and Call Option with respect to the Series A Preferred Stock purchased by the Investor in the Step 1 Sale.

(b) In the event of termination of this Agreement, written notice thereof shall be given to the other parties specifying the provision hereof pursuant to which such termination is made, and this Agreement (except for the provisions of Section 7.05 and this Article IX which shall survive such termination) shall become null and void.

SECTION 9.06. GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY, INTERPRETED UNDER, AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAW THEREOF.

SECTION 9.07. WAIVER OF JURY TRIAL. EACH PARTY HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.07.

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SECTION 9.08. Entire Agreement. (a) This Agreement (including all agreements entered into pursuant hereto and thereto and all certificates and instruments delivered pursuant hereto and thereto) constitutes the entire agreement of the parties with respect to the subject matter hereof and supersede all prior and contemporaneous agreements, representations, understandings, negotiations and discussions between the parties, whether oral or written, with respect to the subject matter hereof.

SECTION 9.09. Modifications and Amendments. No amendment, modification or termination of this Agreement shall be binding upon any other party unless executed in writing by the parties hereto intending to be bound thereby.

SECTION 9.10. Waivers and Extensions. Any party to this Agreement may waive any condition, right, breach or default that such party has the right to waive, provided that such waiver will not be effective against the waiving party unless it is in writing, is signed by such party, and specifically refers to this Agreement. Waivers may be made in advance or after the right waived has arisen or the breach or default waived has occurred. Any waiver may be conditional. No waiver of any breach of any agreement or provision herein contained shall be deemed a waiver of any preceding or succeeding breach thereof nor of any other agreement or provision herein contained. No waiver or extension of time for performance of any obligations or acts shall be deemed a waiver or extension of the time for performance of any other obligations or acts.

SECTION 9.11. Titles and Headings; Rules of Construction. Titles and headings of sections of this Agreement are for convenience only and shall not affect the construction of any provision of this Agreement. Unless the context otherwise requires:

(a) a term has the meaning assigned to it;

(b) “or” is not exclusive;

(c) “including” means including without limitation; and

(d) words in the singular include the plural and words in the plural include the singular.

SECTION 9.12. Exhibits and Schedules. Each of the exhibits and schedules referred to herein and attached hereto is an integral part of this Agreement and is incorporated herein by reference.

SECTION 9.13. Press Releases and Public Announcements. All public announcements or public disclosures relating to the Transactions (other than the Form 10) shall be made only if mutually agreed upon by the Company and the Investor, except to the extent such disclosure is, in the opinion of counsel, required by law or by stock exchange regulation.

47

SECTION 9.14. Assignment; No Third-Party Beneficiaries. Except as otherwise set forth in Section 7.03(c), this Agreement and the rights, duties and obligations hereunder may not be assigned or delegated by the Company without the prior written consent of the Investor, and may not be assigned or delegated by the Investor without the Company’s prior written consent. Except as set forth above, any assignment or delegation of rights, duties or obligations hereunder made in violation of this Section 9.14 shall be void and of no effect. This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and their respective successors and permitted assigns. This Agreement is not intended to confer any rights or benefits on any Persons other than as expressly set forth in this Section 9.14.

SECTION 9.15. Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to seek specific performance of the terms hereof, this being in addition to any other remedies to which they are entitled at law or equity.

SECTION 9.16. Severability. This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

SECTION 9.17. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

PHOENIX INVESTMENT MANAGEMENT COMPANY

By	/s/ JAMES D. WEHR
Name: James D. Wehr
Title: President

VIRTUS HOLDINGS, INC.

By	/s/ GEORGE R. AYLWARD, JR.
Name: George R. Aylward, Jr.
Title: President

[Signature Page to Investment and Contribution Agreement]

HARRIS BANKCORP, INC.

By	/s/ CHARLES R. TONGE
Name: Charles R. Tonge
Title: Vice Chairman

[Signature Page to Investment and Contribution Agreement]

THE PHOENIX COMPANIES, INC.

By	/s/ PETER A. HOFMANN
Name: Peter A. Hofmann
Title: Senior Executive Vice President and
Chief Financial Officer

[Signature Page to Investment and Contribution Agreement]

Exhibit 4.02

CERTIFICATE OF DESIGNATIONS

OF

SERIES A NON-VOTING CONVERTIBLE PREFERRED STOCK AND

SERIES B VOTING CONVERTIBLE PREFERRED STOCK

OF

VIRTUS HOLDINGS, INC.

Pursuant to Section 151 of the

General Corporation Law of the State of Delaware

The undersigned DOES HEREBY CERTIFY that the following resolution was duly adopted by the Board of Directors (the “Board”) of Virtus Holdings, Inc., a Delaware corporation (hereinafter called the “Corporation”), with the designations, powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, having been fixed by the Board pursuant to authority granted to it under Article 5 of the Corporation’s Certificate of Incorporation and in accordance with the provisions of Section 151 of the General Corporation Law of the State of Delaware:

RESOLVED: That, pursuant to authority conferred upon the Board by the Certificate of Incorporation of the Corporation, the Board hereby authorizes the issuance of 9,783 shares of Series A Non-Voting Convertible Preferred Stock, par value $0.01 per share, of the Corporation, and the issuance of 35,217 shares of Series B Voting Convertible Preferred Stock, par value $0.01 per share, of the Corporation, and hereby fixes the designations, powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, of such shares, in addition to those set forth in the Certificate of Incorporation of the Corporation, as follows:

1. DESIGNATION. The shares of such series shall be designated (i) “Series A Non-Voting Convertible Preferred Stock” and the number of shares constituting such series shall be 9,783 (the “Series A Preferred Stock”) and (ii) “Series B Voting Convertible Preferred Stock” and the number of shares constituting such series shall be 35,217 (the “Series B Preferred Stock” and together with the Series A Preferred Stock, the “Convertible Preferred Stock”). The number of shares of Series A Preferred Stock and Series B Preferred Stock may be increased or decreased by resolution of the Board and (i) with respect to Series A Preferred Stock, the approval by the holders of a majority of the shares of the outstanding Series A Preferred Stock voting as a separate class and (ii) with respect to the Series B Preferred Stock, the approval by the holders of a majority of the shares of the outstanding Series B Preferred Stock voting as a separate class; provided, that no decrease shall reduce the number of shares of any series of Convertible Preferred Stock to a number less than the number of shares of such series then outstanding plus the number of shares reserved for issuance upon the payment of dividends pursuant to Section 4 hereof.

2. CURRENCY. All Convertible Preferred Stock shall be denominated in United States currency, and all payments and distributions thereon or with respect thereto shall be made in United States currency. All references herein to “$” or “dollars” refer to United States currency.

3. RANKING. The Convertible Preferred Stock shall, with respect to dividend rights and rights upon liquidation, winding up or dissolution, rank prior to each other class or series of shares of the Corporation that the Corporation may issue in the future the terms of which do not expressly provide that such class or series ranks equally with, or senior to, the Convertible Preferred Stock, with respect to dividend rights and/or rights upon liquidation, winding up or dissolution, including, without limitation, the common stock of the Corporation, par value $0.01 per share (the “Common Stock”) (such junior stock being referred to hereinafter collectively as “Junior Stock”).

The Convertible Preferred Stock shall, with respect to dividend rights and rights upon liquidation, winding up or dissolution, rank equally with each other class or series of shares of the Corporation that the Corporation may issue in the future the terms of which expressly provide that such class or series shall rank equally with the Convertible Preferred Stock with respect to dividend rights and rights upon liquidation, winding up or dissolution.

The Convertible Preferred Stock shall, with respect to dividend rights and rights upon liquidation, winding up or dissolution, rank junior to each other class or series of shares of the Corporation that the Corporation may issue in the future the terms of which expressly provide that such class or series shall rank senior to the Convertible Preferred Stock with respect to dividend rights and rights upon liquidation, winding up or dissolution. The Convertible Preferred Stock shall also rank junior to the Corporation’s existing and future indebtedness and other liabilities.

With respect to dividend rights and rights upon liquidation, winding up or dissolution, the Series A Preferred Stock and the Series B Preferred Stock shall rank equally.

4. DIVIDENDS.

(a) The holders of Convertible Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of funds lawfully available therefor dividends per share of Convertible Preferred Stock of an amount equal to (i) 8.0% per annum of the Stated Value (as herein defined) of each share of such Convertible Preferred Stock then in effect, before any dividends shall be declared, set apart for or paid upon the Junior Stock (the “Regular Dividends”) and (ii) subject to Section 7(c) and 7(e)(iv), the aggregate amount of any dividends or other distributions, whether cash, in kind or other property, paid on outstanding shares of Common Stock on a per share basis based on the number of shares of Common Stock into which such share of Convertible Preferred Stock could be converted on the applicable record date for such dividends or other distributions, assuming such shares of Common Stock were outstanding on the applicable record date for such dividend or other distributions (the “Participating Dividends” and together with the Regular Dividends, the “Dividends”). For purposes hereof, the term “Stated Value” shall mean $1,000.00 per share of Convertible Preferred Stock.

(b) Regular Dividends shall be payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year (unless any such day is not a Business Day, in which event such Regular Dividends shall be payable on the next succeeding Business Day, without accrual to the actual payment date), commencing on December 15, 2008 (each such payment date being a “Regular Dividend Payment Date” and the period from the Step 1 Closing Date to the first Regular Dividend Payment Date and each such quarterly period thereafter being a “Regular Dividend Period”). The amount of Regular Dividends payable on the Convertible Preferred Stock for any full Regular Dividend Period shall be computed on the basis of a 360-day year consisting of twelve 30-day periods. The amount of Regular Dividends payable on the Convertible Preferred Stock for any period other than a full Regular Dividend Period shall be computed on the basis of the actual number of days elapsed during the period over a 360-day year. Participating Dividends shall be payable as and when paid to the holders of shares of Common Stock (“Participating Dividend Payment Date, together with the Regular Dividend Payment Date, the “Dividend Payment Date”).

(c) Regular Dividends shall be cumulative, shall accumulate on each Regular Dividend Payment Date and shall continue to accumulate daily whether or not declared and whether or not in any Regular Dividend Period there shall be funds legally available for the payment of Regular Dividends in such Regular Dividend Period, so that if in any Regular Dividend Period, Regular Dividends in whole or in part are not paid upon the Convertible Preferred Stock, unpaid Regular Dividends shall accumulate. Participating Dividends are payable on a cumulative basis once declared, whether or not there shall be funds legally available for the payment thereon.

(d) Except as otherwise provided herein, if at any time the Corporation pays less than the total amount of Dividends then accumulated with respect to the Convertible Preferred Stock, such payment shall be distributed pro rata among the holders thereof based upon the Stated Value on all shares of Convertible Preferred Stock held by each such holder. When Dividends are not paid in full upon the shares of Convertible Preferred Stock, all Dividends declared on Convertible Preferred Stock and any other Parity Securities shall be paid pro rata so that the amount of Dividends so declared on the shares of Convertible Preferred Stock and each such other class or series of Parity Securities shall in all cases bear to each other the same ratio as accumulated Dividends (for the full amount of dividends that would be payable for the most recently payable dividend period if dividends were declared in full on non-cumulative Parity Securities) on the series of Convertible Preferred Stock and such other class or series of Parity Securities bear to each other.

(e) Regular Dividends shall be paid out of lawfully available funds either in shares of Convertible Preferred Stock or in cash or through any combination of cash and shares of Convertible Preferred Stock at the option of the Corporation in its sole discretion; provided that the Corporation shall not be entitled to pay Regular Dividends on shares of Series B Preferred Stock in shares of Series A Preferred Stock. Each payment of a Regular Dividend shall be made in cash, except to the extent the Corporation elects to make any or all portion of such payment in Convertible Preferred Stock. The Corporation may make such election by giving notice to holders thereof of such election and the portions of such payment that shall be made in cash and in Convertible Preferred Stock no later than ten Trading Days prior to the Regular Dividend Payment Date for such dividend. In the event of a Regular Dividend payable in shares of Convertible Preferred Stock, the number of shares of Convertible Preferred Stock to be issued in payment of such Regular Dividend with respect to each outstanding share of Convertible Preferred Stock shall be determined by dividing (i) the amount of the Regular Dividend that would have been payable with respect to such share of Convertible Preferred Stock had such Regular Dividend been paid in cash by (ii) the Stated Value per share of Convertible Preferred Stock. To the extent that any Dividend would result in the issuance of a fractional share of Convertible Preferred Stock, then the amount of such fraction multiplied by the Stated Value shall be paid in cash (unless there are no legally available funds with which to make such cash payment, in which event such cash payment shall be made as soon as possible thereafter). Any shares of Convertible Preferred Stock to be issued to holders of Convertible Preferred Stock in full or partial payment of Regular Dividends shall be issued or deemed issued on the Regular Dividend Payment Date for the relevant Regular Dividends and shall accumulate Regular Dividends from the date of issue.

(f) The Corporation shall not declare or pay any dividends on shares of Common Stock unless the holders of the Convertible Preferred Stock then outstanding shall simultaneously receive Participating Dividends on a pro rata basis as if the shares of Convertible Preferred Stock had been converted into shares of Common Stock pursuant to Section 7 immediately prior to the record date for determining the stockholders eligible to receive such dividends.

(g) Each Dividend shall be payable to the holders of record of shares of Convertible Preferred Stock as they appear on the stock records of the Corporation at the close of business on such record dates (each, a “Dividend Payment Record Date”), which (i) with respect to Participating Dividends, shall be the same day as the record date for the payment of dividends or distributions to the holders of shares of Common Stock, and (ii) with respect to Regular Dividends, shall be not more than 30 days nor less than 10 days preceding the applicable Regular Dividend Payment Date.

(h) From and after the time, if any, that the Corporation shall have failed to pay all accumulated and unpaid Regular Dividends for all prior Regular Dividend Periods and/or declared and unpaid Participating Dividends in accordance with this Section 4, no dividends shall be declared or paid or set apart for payment, or other distribution declared or made, upon any Junior Stock, nor shall any Junior Stock be redeemed, purchased or otherwise acquired for any consideration (nor shall any moneys be paid to or made available for a sinking fund for the redemption of any shares of any such Junior Stock) by the Corporation, directly or indirectly until all such Regular Dividends and/or Participating Dividends have been paid in full; provided, however, that the foregoing limitation shall not apply to:

(i) purchases, redemptions or other acquisitions of shares of Junior Stock or Parity Securities in connection with (1) any employment contract, benefit plan or other similar arrangement with or for the benefit of any one or more employees, officers, directors or consultants or (2) a dividend reinvestment or stockholder stock purchase plan or any other contractually binding requirement to buy stock existing prior to the commencement of the then-current Regular Dividend Period;

(ii) an exchange, redemption, reclassification or conversion of any class or series of Junior Stock or Parity Securities, or any junior stock of a Subsidiary of the Corporation, for any class or series of Junior Stock or Parity Securities;

(iii) the purchase of fractional interests in shares of Junior Stock or Parity Securities under the conversion or exchange provisions of Junior Stock, Parity Securities or the security being converted or exchanged or in connection with any combination or reclassification of Junior Stock or Parity Securities;

(iv) any declaration of a dividend in connection with any stockholders’ rights plan, or the issuance of rights, stock or other property under any stockholders’ rights plan, or the redemption or repurchase of rights pursuant to the plan; or

(v) any dividend in the form of stock, warrants, options or other rights where the dividend stock or the stock issuable upon exercise of such warrants, options or other rights is the same stock as that on which the dividend is being paid or ranks equal or junior to that stock.

(i) The Corporation shall at all times reserve and keep available, free from any preemptive rights, out of its authorized but unissued shares of Convertible Preferred Stock, the full number of shares of Convertible Preferred Stock required for the purpose of paying all Regular Dividends that may be or become payable in kind.

5. LIQUIDATION, DISSOLUTION OR WINDING UP.

(a) Upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation (each, a “Liquidation”), after satisfaction of all liabilities and obligations to creditors of the Corporation and before any distribution or payment shall be made to holders of any Junior Stock, each holder of Convertible Preferred Stock shall be entitled to receive, out of the assets of the Corporation or proceeds thereof (whether capital or surplus) legally available therefor, an amount per share of Convertible Preferred Stock equal to the greater of:

(i) the Stated Value per share, plus an amount equal to any Dividends accumulated but unpaid thereon (whether or not declared) through the date of Liquidation; and

(ii) the payment such holders would have received had such holders, immediately prior to such Liquidation (a) converted their shares of Convertible Preferred Stock into shares of Common Stock (at the then applicable Conversion Rate) immediately prior to such Liquidation and (b) received all declared accumulated but unpaid Dividends through the date of Liquidation in shares of Common Stock immediately prior to such Liquidation (the greater of (i) and (ii) is referred to herein as the “Liquidation Preference”). Holders of Convertible Preferred Stock will not be entitled to any other amounts from the Corporation after they have received the full amounts provided for in this Section 5(a) and will have no right or claim to any of the Corporation’s remaining assets.

(b) If in connection with any distribution described in Section 5(a) above the assets of the Corporation or proceeds thereof are not sufficient to pay in full the Liquidation Preference payable on the Convertible Preferred Stock and the corresponding amounts payable on the Parity Securities, such assets, or the proceeds thereof, shall be paid pro rata in accordance with the full respective amounts which would be payable on such shares if all amounts payable thereon were paid in full.

(c) For purposes of this Section 5, the merger or consolidation of the Corporation with or into any other corporation or other entity, or the sale, conveyance, lease or other disposition of all or substantially all of the assets of the Corporation, shall not constitute a liquidation, dissolution or winding up of the Corporation.

6. VOTING RIGHTS.

(a) Except as provided by law, the holders of shares of Series A Preferred Stock shall have (i) no voting rights other than as set forth in Section 1 and Section 6(d) and (ii) be entitled to notice of all stockholders’ meetings (or pursuant to any action by written consent) in accordance with the Restated Certificate of Incorporation and Bylaws of the Corporation as if the holders of Series A Preferred Stock were holders of Common Stock. In the event of a vote of holders of Series A Preferred Stock, such holders shall be entitled to vote a number of votes equal to the number of shares of Common Stock into which each such share of Series A Preferred Stock is then convertible at the time of the related record date.

(b) The holders of the shares of Series B Preferred Stock shall be entitled to (i) vote with the holders of the Common Stock on all matters submitted for a vote of holders of Common Stock other than the election of directors (as to which the holders of Series B Preferred Stock shall have rights voting separately as a class as set out in Sections 6(b)-(d)), (ii) a number of votes equal to the number of shares of Common Stock into which each such share of Series B Preferred Stock is then convertible at the time of the related record date and (iii) notice of all stockholders’ meetings (or pursuant to any action by written consent) in accordance with the Corporation’s Certificate of Incorporation and Bylaws as if the holders of Series B Preferred Stock were holders of Common Stock. Except as provided by law, by the provisions of Sections 6(b)-(d), holders of Series B Preferred Stock shall vote together with the holders of Common Stock as a single class.

(c) For as long as at least 66 2/3% of the aggregate shares of Series B Preferred Stock issued on the Step 2 Closing Date remain outstanding: (i) the holders of a majority of the then outstanding shares of Series B Preferred Stock shall have the exclusive right, voting separately as a class, to appoint and elect one director (herein referred to as the “Series B Director”) to the Board, which Series B Director shall be duly appointed in accordance with the Corporation’s Bylaws and Certificate of Incorporation and the General Corporation Law of the State of Delaware; (ii) the Series B Director so elected shall serve until his or her successor is elected and qualified or his or her earlier resignation or removal; (iii) any vacancy in the position of the Series B Director may be filled only by the holders of a majority of the then outstanding shares of Series B Preferred Stock and not by the holders of any other class or series of capital stock; and (iv) the Series B Director may, during his or her term of office, be removed at any time, with or without cause, by and only by the holders of a majority of the then outstanding shares of Series B Preferred Stock, at a special meeting called for such purpose or by written consent of such holders, and any vacancy created by such removal may also be filled by such holders at such meeting or by such consent.

Notwithstanding the foregoing, at such time as less than 66 2/3% of the aggregate shares of Series B Preferred Stock remains outstanding, then, automatically and immediately, without any further action on the part of the Corporation or the Board, the Series B Director shall be removed from the Board and the number of directors constituting the Board shall be automatically decreased by one, and thereafter, the holders of the Series B Preferred Stock shall not be entitled to nominate the Series B Director or any substitute nominee under this Section 6. The Corporation and the Board shall take any and all actions within their respective power to ensure compliance with the terms of this Section 6.

(d) The Corporation shall not and shall not permit any direct or indirect subsidiary of the Corporation to, without first obtaining the written consent or affirmative vote at a meeting called for that purpose by holders of at least 66 2/3% of the then outstanding shares of Series A Preferred Stock or Series B Preferred Stock, as applicable:

(i) amend, alter or modify any of the rights, preferences, privileges or powers of, or the restrictions provided for the benefit of, the holders of equity securities of the Corporation so as to affect the holders of such series of Convertible Preferred Stock adversely;

(ii) amend, alter or repeal any provision of the Corporation’s Bylaws or Certificate of Incorporation in a manner that is adverse to the holders of the Convertible Preferred Stock; provided that, subject to the other provisions of this Section 6(c), the creation, authorization or issuance of any Junior Stock or Parity Securities shall not by itself be deemed to have any such adverse effect; or

(iii) create, authorize or issue any Senior Securities or Parity Securities.

(e) In addition to the rights provided in Section 6(d), so long as at least 66 2/3% of the aggregate shares of Series B Preferred Stock issued on the Step 2 Closing Date remain outstanding, the Corporation shall not and shall not permit any direct or indirect subsidiary of the Corporation to, without first obtaining the written consent or affirmative vote at a meeting called for that purpose by holders of at least 66 2/3% of the then outstanding shares of Series B Preferred Stock:

(i) during the three years following the Step 2 Closing Date, consolidate with, convert into, or merge with and into, acquire or enter into any other business combination with any other entity or sell, assign, transfer, lease or convey all or substantially all of the properties and assets of the Corporation (including within the “Corporation,” for this purpose, its subsidiaries) to any person or entity, or any similar transaction or pledge of assets (other than any bona fide financing arrangement entered in the ordinary course of business and which is on prevailing market terms and conditions) in which securities of the Corporation or assets representing more than 50% of the Corporation’s consolidated net revenue in the fiscal year most recently ended would be acquired or pledged, directly or indirectly, by or to a person or Group that does not control the Corporation immediately prior to the execution or consummation of any agreement in respect of such transaction;

(ii) issue any shares of capital stock of the Corporation (including preferred stock, options, warrants or rights to acquire, or securities convertible into or exchangeable for, shares of capital stock), except (A) issuances to holders of shares of Convertible Preferred Stock pursuant to the Investment Agreement and this Certificate, (B) issuances to employees or directors of the Corporation pursuant to any employee or director incentive or benefit plans or arrangements of the Corporation, (C) issuances that constitute consideration for mergers, consolidations, acquisitions or business combinations by the Corporation (without limiting the applicability of any approval that may be required under Section 6(d)(i)) and (D) issuances of capital stock at a net price per share to the Corporation not less than the then Current Market Price per share for the Common Stock at the time of issuance in any transaction in which no person or Group acquires 25% or more of the Common Stock Outstanding;

(iii) (A) institute (or permit any of its subsidiaries to institute) a voluntary case or proceeding in respect of the Corporation or any of its subsidiaries under the federal bankruptcy code or any other similar federal, state or foreign law or any other case or proceeding to be adjudicated bankrupt or insolvent or (B) adopt a plan or agreement of complete or partial liquidation or dissolution, or otherwise voluntarily liquidate, dissolve or wind-up the Corporation;

(iv) purchase, redeem or otherwise acquire or retire for value any shares of Common Stock or other Junior Stock (other than payments to purchase Junior Stock from employees or directors of the Corporation pursuant to any employee or director incentive or benefit plans or arrangements of the Corporation), or pay to or make available for a sinking fund for the purchase, redemption or acquisition of any shares of Common Stock or other Junior Stock;

(v) make any changes to the number of directors comprising the entire Board (except as may be required by the Investment Agreement); and

(vi) except as agreed to by Harris, use the name “Harris” and the names of its Affiliates and any of their related brand names.

(f) Notwithstanding anything contained herein to the contrary, at any time that any person or Group holds directly or indirectly shares of Convertible Preferred Stock representing in the aggregate in excess of 24.9% of the total voting power of the Common Stock Outstanding, such number of shares as represents such excess voting power shall become non-voting for all purposes hereunder, except as may be required by the General Corporation Law of the State of Delaware, and shall, without limitation, not have any right to vote or consent under this Section 6 and shall not be considered “outstanding” for purposes of any vote or consent (such period, the “Voting Limitation Period”); provided, that the Voting Limitation Period shall terminate (i) if at any time Harris Beneficially Owns securities of the Corporation representing in excess of 33 1/3% of the Common Stock Outstanding but clause (iii) below is not applicable, provided, however, that the exception set forth in this clause (i) shall not apply (A) if Harris’s Beneficial Ownership of securities representing such excess voting power shall not have resulted in and shall not constitute an “assignment” (within the meaning of the Investment Advisers Act) of the investment advisory contracts to which the Company or any subsidiary that is a registered investment adviser under the Investment Advisers Act is a party (an “Assignment”) or (B) in the event that the Corporation or any such subsidiary shall have received Fund Board Approval and, if required, Fund Shareholder Approval in respect of any such assignment; (ii) if at any time a Person or Group other than Harris and its Affiliates acquires Beneficial Ownership in excess of 24.9% of the Common Stock Outstanding or in excess of 24.9% of the total voting power of the Common Stock Outstanding or (iii) if at any time Harris Beneficially Owns securities of the Corporation representing in excess of 50% of the Common Stock Outstanding.

7. CONVERSION.

(a) Conversion by the Holders. Subject to the provisions of this Section 7, each holder of shares of Convertible Preferred Stock shall have the right, at any time and from time to time prior to redemption or repurchase, at such holder’s option, to convert any or all of such holder’s shares of Convertible Preferred Stock into the number of shares of Common Stock equal to the Conversion Rate, plus cash in lieu of fractional shares, out of funds legally available therefor, plus declared and unpaid Dividends (other than previously declared Dividends payable to holders of record as of a prior Dividend Payment Record Date). If on the Optional Conversion Date (as defined below), all or any portion of the accumulated and unpaid Dividends payable on such date has not been declared, the Conversion Rate shall be adjusted so that the holder receives an additional number of shares of Common Stock equal to the amount of accumulated and unpaid Dividends that have not been declared (the “Additional Conversion Amount”) divided by the average of the Closing Prices of the Common Stock during the 20 consecutive Trading Day period ending on the third Trading Day immediately preceding the Optional Conversion Date. If the Convertible Preferred Stock has been called for redemption, a holder will be entitled to convert the Convertible Preferred Stock until the close of business on the second Business Day immediately preceding the date of redemption.

(b) Mandatory Conversion by the Holders. Upon the delivery to the Corporation of a written consent or consents by holders of a majority in Liquidation Preference of the then outstanding shares of Convertible Preferred Stock approving a mandatory conversion of the Convertible Preferred Stock, all of the shares of the Convertible Preferred Stock then outstanding shall be automatically converted into shares of Common Stock at the Conversion Rate then in effect, plus cash in lieu of fractional shares, out of funds legally available therefor, plus declared and unpaid Dividends (other than previously declared Dividends payable to holders of record as of a prior Dividend Payment Record Date). If on the Mandatory Conversion Date (as defined below), all or any portion of the accumulated and unpaid Dividends payable on such date has not been declared, the Conversion Rate shall be adjusted so that the holder receives an additional number of shares of Common Stock equal to the Additional Conversion Amount divided by the average of the Closing Prices of the Common Stock during the 20 consecutive Trading Day period ending on the third Trading Day immediately preceding the Mandatory Conversion Date.

At any time during the Voting Limitation Period, no holder of Convertible Preferred Stock will be entitled to receive shares of Common Stock upon conversion pursuant to this Section 7 to the extent (but only to the extent) that such receipt would cause such converting holder to become, directly or indirectly, a Beneficial Owner of more than 24.9% of the Common Stock Outstanding and such receipt would result in an Assignment. Any purported delivery of shares of Common Stock upon a purported conversion of Convertible Preferred Stock during the Voting Limitation Period shall be void and have no effect to the extent (but only to the extent) that such delivery would result in the converting holder becoming the Beneficial Owner of more than 24.9% of the Common Stock Outstanding and such delivery would result in an Assignment. If any delivery of shares of Common Stock during the Voting Limitation Period owed to a holder upon conversion of Convertible Preferred Stock is not made, in whole or in part, as a result of this limitation, the Corporation’s obligation to make such delivery shall not be extinguished, and the Corporation shall deliver such shares as promptly as practicable (i) after any such converting holder gives notice to the Corporation that such delivery would not result in it being the beneficial owner of more than 24.9% of the shares of Common Stock Outstanding during the Voting Limitation Period or (ii) after the termination of the Voting Limitation Period. On any Optional Conversion Date or Mandatory Conversion Date during the Voting Limitation Period, the shares of Convertible Preferred Stock converted shall cease to be outstanding for all purposes other than for purposes of the right to receive the shares of Common Stock not delivered at the time of conversion in accordance with this Section 7(b).

(c) Mandatory Conversion by the Corporation; Holder Election. If, for twenty (20) Trading Days in any thirty (30) consecutive Trading Day period the aggregate Closing Price of the Common Stock exceeds 175% of the then applicable Conversion Price, the Corporation may elect to cause each share of the Preferred Stock held by a holder of Convertible Preferred Stock to be converted into shares of Common Stock at the Conversion Rate then in effect, plus cash in lieu of fractional shares, out of funds legally available therefor, plus declared and unpaid Dividends (other than previously declared Regular Dividends payable to holders of record as of a prior Dividend Payment Record Date). Notwithstanding the foregoing provisions of this Section 7(c), within 15 Business Days after receipt of a Corporation Mandatory Conversion Notice, a holder of Preferred Stock may instead elect to forfeit his or its right to receive Participating Dividends from and after the relevant Corporation Mandatory Conversion Date, other than for Participating Dividends for which a Dividend Payment Record Date has been adopted prior to such date. If a holder of the Convertible Preferred Stock does not elect to forfeit any Participating Dividends (and agrees to have his or its shares of Convertible Preferred Stock mandatorily converted to Common Stock), if on the Corporation Mandatory Conversion Date (as defined below), all or any portion of the accumulated and unpaid Dividends payable on such date has not been declared, the Conversion Rate shall be adjusted so that the holder receives an additional number of shares of Common Stock equal to the Additional Conversion Amount divided by the average of the Closing Prices of the Common Stock during the thirty (30) Trading Day period ending on the third Trading Day immediately preceding the Corporation Mandatory Conversion Date.

(d) Conversion Rate. The “Conversion Rate” means 5.1111 shares of Common Stock per share of Convertible Preferred Stock, subject to adjustment in accordance with the provisions of this Certificate of Designations. The “Conversion Price” at any time means the price equal to $1,000 divided by the Conversion Rate in effect at such time (initially approximately $195.65).

(e) Mechanics of Conversion.

(i) In order to exercise the optional conversion privilege set forth in Section 7(a) above, the holder of any shares of Convertible Preferred Stock to be converted shall surrender the certificate or certificates representing such shares at the principal office of the Corporation (or any transfer agent of the Corporation previously designated by the Corporation to the holders of Convertible Preferred Stock for this purpose) with an irrevocable and unconditional written notice of election to convert (the “Optional Conversion Notice”), completed and signed, specifying the number of Convertible Preferred Stock shares to be converted. Unless the shares issuable upon conversion are to be issued in the same name as the name in which such shares of Convertible Preferred Stock are registered, each share surrendered for conversion shall be accompanied by instruments of transfer, in forms reasonably satisfactory to the Corporation, duly executed by the holder thereof or such holder’s duly authorized attorney, and an amount sufficient to pay any transfer or similar tax in accordance with Section 7(g). For purposes of this section, the “Optional Conversion Date” shall be the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such certificates for shares of Convertible Preferred Stock, the Optional Conversion Notice and such amounts payable.

(ii) In the event of a mandatory conversion set forth in Section 7(b), the Corporation shall deliver to the holder of any Convertible Preferred Stock written notice (the “Convertible Preferred Conversion Notice”) of such conversion, at least 20 Business Days and no more than 60 Business Days prior to the Mandatory Conversion Date, specifying: (A) the number of shares of Convertible Preferred Stock to be converted; (B) the Mandatory Conversion Date (as defined below); (C) the number of shares of Common Stock to be issued in respect of each share of Convertible Preferred Stock that is converted; (D) the place or places where certificates for such shares are to be surrendered for issuance of certificates representing shares of Common Stock; and (E) that Dividends on the shares to be converted will cease to accumulate on such Mandatory Conversion Date. The holder of the Convertible Preferred Stock so converted shall promptly surrender his or its certificate or certificates therefor to the principal office of the transfer agent for the Convertible Preferred Stock (or if no transfer agent be at the time appointed, then the Corporation at its principal office). For purposes of this section, the “Mandatory Conversion Date” shall be the date specified as the conversion date in the Corporation’s Convertible Preferred Conversion Notice.

(iii) In the event of a mandatory conversion set forth in Section 7(c), the Corporation shall deliver to the holder of any Convertible Preferred Stock written notice (the “Corporation Mandatory Conversion Notice”) of such conversion, at least 20 Business Days and no more than 60 Business Days prior to the Corporation Mandatory Conversion Date, providing: (A) an election for the holder of the Convertible Preferred Stock to either have its shares be converted into Common Stock in accordance with Section 7(c) or forfeit its right to receive Participating Dividends from and after the relevant Corporation Mandatory Conversion Date, other than for Participating Dividends for which a Participating Dividend Payment Date has been adopted prior to such date; (B) the Corporation Mandatory Conversion Date (as defined below) if such holder is subject to the mandatory conversion; (C) the number of shares of Common Stock to be issued in respect of each share of Convertible Preferred Stock that is converted if such holder is subject to mandatory conversion; (D) the place or places where certificates for such shares are to be surrendered for issuance of certificates representing shares of Common Stock if such holder is subject to the mandatory conversion; and (E) that Dividends on the shares to be converted will cease to accumulate on such Corporation Mandatory Conversion Date if such holder is subject to such mandatory conversion. If the holder of the Convertible Preferred Stock is subject to the mandatory conversion, such holder shall promptly surrender his or its certificate or certificates therefor to the principal office of the transfer agent for the Convertible Preferred Stock (or if no transfer agent be at the time appointed, then the Corporation at its principal office). For purposes of this section, the “Corporation Mandatory Conversion Date” shall be the date specified as the conversion date in the Corporation Mandatory Conversion Notice.

(iv) Within two Business Days after the surrender by the holder of the certificates for shares of Convertible Preferred Stock as aforesaid, the Corporation shall issue and shall deliver to such holder, or on the holder’s written order to the holder’s transferee, a certificate or certificates for the number of full shares of Common Stock issuable upon conversion of such shares, cash in an amount corresponding to any fractional interest in a share of Common Stock as provided in Section 7(h), if applicable, and, if less than all shares of Convertible Preferred Stock represented by the certificate or certificates so surrendered are being converted, a residual certificate or certificates representing the shares of Convertible Preferred Stock not converted. In the event that a holder does not elect within 15 Business Days or receipt of the Corporation Mandatory Conversion Notice to have his or its shares of Convertible Preferred Stock converted pursuant to Section 7(c), such holder’s right to receive Participating Dividends will cease from the relevant Corporation Mandatory Conversion Date, other than for Participating Dividends for which a Dividend Payment Record Date has been adopted prior to such date.

(v) At such time on the Mandatory Conversion Date, the Optional Conversion Date or the Corporation Mandatory Conversion Date, as applicable,

(1) the person in whose name or names any certificate or certificates for shares of Common Stock shall be issuable upon such conversion shall be deemed to have become the holder of record of the shares of Common Stock represented thereby at such time; and

(2) such shares of Convertible Preferred Stock so converted shall no longer be outstanding, and all rights of a holder with respect to such shares (x) in the event of conversion pursuant to Section 7(a), covered by the Optional Conversion Notice and (y) in the event of conversion pursuant to Section 7(b) and 7(c) to the extent that the holder remains subject to the mandatory conversion in accordance with 7(c), representing all of the Convertible Preferred Stock held by such holder, shall immediately terminate except the right to receive the Common Stock and other amounts payable pursuant to this Section 7.

(f) All shares of Common Stock delivered upon conversion of the Convertible Preferred Stock will, upon delivery, be duly and validly authorized and issued, fully paid and non-assessable, free from all preemptive rights and free from all taxes, liens, security interests and charges (other than liens or charges created by or imposed upon the holder or taxes in respect of any transfer occurring contemporaneously therewith). The Corporation will procure, at its sole expense, the listing of the shares of Common Stock, subject to issuance or notice of issuance on the principal domestic stock exchange or inter-dealer quotation system on which the Common Stock is then listed or traded. The Corporation will use its reasonable best efforts as may be necessary to ensure that the shares of Common Stock may be issued without violation of any applicable law or regulation or of any requirement of any securities exchange or inter-dealer quotation system on which the shares of Common Stock are listed or traded.

(g) Issuances of certificates for shares of Common Stock upon conversion of the Convertible Preferred Stock shall be made without charge to any holder of shares of Convertible Preferred Stock for any issue or transfer tax (other than taxes in respect of any transfer occurring contemporaneously therewith or as a result of the holder being a non-U.S. person) or other incidental expense in respect of the issuance of such certificates, all of which taxes and expenses shall be paid by the Corporation; provided, however, that the Corporation shall not be required to pay any tax which may be payable in respect of any transfer involved in the issuance or delivery of shares of Common Stock in a name other than that of the holder of the Convertible Preferred Stock to be converted, and no such issuance or delivery shall be made unless and until the person requesting such issuance or delivery has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

(h) The Corporation shall not issue fractions of shares of Common Stock upon conversion of Convertible Preferred Stock or scrip in lieu thereof. If any fraction of a share of Common Stock would, except for the provisions of this Section 7(g), be issuable upon conversion of any Convertible Preferred Stock, the Corporation shall in lieu thereof pay to the person entitled thereto an amount in cash equal to the fraction multiplied by the average of Closing Prices during the five consecutive Trading Day period ending on the second Trading Day immediately preceding the Optional Conversion Date, the Mandatory Conversion Date or the Corporation Mandatory Conversion Date, as applicable (rounded to the nearest one-hundredth (1/100) of a cent.

8. REDEMPTION AT THE OPTION OF THE CORPORATION.

(a) Mandatory Redemption Event. At any time after the six-year anniversary of the Step 1 Closing Date, all (but not less than all) of the outstanding shares of Convertible Preferred Stock shall be redeemed, out of lawfully available funds therefor, at a price per share equal to the Liquidation Preference thereof plus interest thereon, from the last Dividend Payment Date to the Mandatory Redemption Date, at a rate of LIBOR plus 3 percent (3%) per annum (the “Mandatory Redemption Price”) in accordance with this Section 8 pursuant to written notice (the “Mandatory Redemption Notice”) delivered to the holders of Convertible Preferred Stock by the

Corporation, in its sole discretion. The Mandatory Redemption Notice delivered pursuant to this Section 8(a) shall specify a date (a “Mandatory Redemption Date”) as of which such redemption shall be effected. The Mandatory Redemption Date shall be a Business Day not less than 20 Business Days nor more than 30 Business Days following the date on which the related Mandatory Redemption Notice is sent by the Corporation which shall be the same day for each holder of Convertible Preferred Stock. On the Mandatory Redemption Date, the Corporation shall redeem, all (but not less than all) of the outstanding shares of the Convertible Preferred Stock.

(b) Mandatory Redemption Notice. The Mandatory Redemption Notice shall be delivered to each holder of record of Convertible Preferred Stock, as applicable, in accordance with the notice provisions set forth in Section 13 below. Each Mandatory Redemption Notice shall state:

(i) the Mandatory Redemption Date;

(ii) the Mandatory Redemption Price;

(iii) the number of shares of Convertible Preferred Stock held by the holder that the Corporation shall redeem on the Mandatory Redemption Date being all (but not less than all) shares of the Convertible Preferred Stock held by such holder;

(iv) the date upon which the holder’s right to convert such shares terminates (as determined in accordance with Section 7); and

(v) that the holder is to surrender to the Corporation, in the manner and at the place designated, its certificate or certificates (or an affidavit of loss and indemnity agreement for such certificates) representing the shares of Convertible Preferred Stock to be redeemed.

(c) Surrender of Certificates; Payment. Unless the holders of the Convertible Preferred Stock have exercised their right to convert such shares as provided in Section 7 or Section 8(e), on or before the applicable Mandatory Redemption Date, each holder of shares of Convertible Preferred Stock to be redeemed on such Redemption Date shall surrender the certificate or certificates (or deliver an affidavit of loss and indemnity agreement for such certificates) representing such shares to the Corporation, in the manner and at the place designated in the Mandatory Redemption Notice, and thereupon the Mandatory Redemption Price for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof, and each surrendered certificate shall be canceled.

(d) Rights Subsequent to Mandatory Redemption. If the Mandatory Redemption Notice shall have been duly given, and if on the applicable Mandatory Redemption Date the Mandatory Redemption Price payable upon redemption of the shares of Convertible Preferred Stock to be redeemed on such Mandatory Redemption Date is paid or tendered for payment, then notwithstanding that the certificates evidencing any of the shares of Convertible Preferred Stock so called for redemption shall not have been surrendered, Dividends and interest with respect to such shares of Convertible Preferred Stock shall cease to accumulate after such Mandatory Redemption Date and all other rights with respect to such shares shall forthwith after the Mandatory Redemption Date terminate, except only the right of the holders to receive the Mandatory Redemption Price, without interest thereon from the Mandatory Redemption Date, upon surrender of their certificate or certificates therefor.

(e) Conversion Prior to Redemption. If the Convertible Preferred Stock has been called for redemption, a holder will be entitled to convert the Convertible Preferred Stock until the close of business on the second Business Day immediately preceding the date of redemption.

9. REDEMPTION AT THE OPTION OF THE HOLDERS OF CONVERTIBLE PREFERRED STOCK.

(a) Right to Redeem. At any time and from time to time no earlier than the seven-year anniversary of the Step 1 Closing Date, shares of Convertible Preferred Stock shall be redeemed by the Corporation out of funds lawfully available therefor at a price per share equal to the Liquidation Preference plus interest from the last Dividend Payment Date to the Optional Redemption Date, at a rate of LIBOR plus 3 percent (3%) per annum (the “Optional Redemption Price”) after receipt by the Corporation from any holder of Convertible Preferred Stock of written notice (an “Optional Redemption Notice”) requesting redemption of all or any portion of the outstanding shares of Convertible Preferred Stock held by such holder. The process for effecting any such redemption shall be as follows:

(i) Within 10 days after the receipt of an Optional Redemption Notice, the Corporation shall send to each holder of Convertible Preferred Stock a notice (the “Corporation Notice”) which shall (A) state the number of shares of Convertible Preferred Stock that are the subject of the applicable Optional Redemption Notice, and (B) specify a date (an “Optional Redemption Date”) as of which a redemption pursuant to this Section 9 shall be effected and the date by which a holder may elect to join in the redemption pursuant to Section 9(a)(ii). Each Optional Redemption Date shall be a Business Day not less than 20 days nor more than 30 days following the date on which the related Corporation Notice is sent by the Corporation.

(ii) Within 15 days after receipt of the Corporation Notice, each holder of Convertible Preferred Stock may provide notice to the Corporation that such holder wishes to include all or a portion of its shares of Convertible Preferred Stock in such Optional Redemption Notice and stating the number of shares to be so included (and, thereafter such shares shall be deemed to be included in such Optional Redemption Notice).

(iii) Within 15 days after receiving the Optional Redemption Notice and at least 10 days prior to the Optional Redemption Date, the Corporation shall provide each holder of Convertible Preferred Stock with written notice (“Closing Notice”) that states (i) the applicable Optional Redemption Price, (ii) the applicable Optional Redemption Date, (iii) the number of shares requested to be redeemed on that Optional Redemption Date, (iv) the number of shares of Convertible Preferred Stock to be redeemed on such date, and (v) that the holder is to surrender to the Corporation, in the manner and at the place designated, its certificate or certificates (or an affidavit of loss and indemnity agreement for such certificates) representing the shares of Convertible Preferred Stock to be redeemed.

(iv) Subject to the limitations above in this Section 9, on the applicable Optional Redemption Date, the Corporation shall redeem out of funds lawfully available therefor that number of outstanding shares of Convertible Preferred Stock specified or deemed to be included in the Optional Redemption Notice. In the event the Corporation does not have sufficient funds legally available to redeem on such Optional Redemption Date all shares of Convertible Preferred Stock to be redeemed on such Optional Redemption Date, the Corporation shall redeem a pro rata portion of each holder’s shares out of funds legally available therefor, based on the respective amounts that would otherwise be payable in respect of the shares to be redeemed if the legally available funds were sufficient to redeem all such shares, and shall redeem the remaining shares to have been redeemed as soon as practicable after the Corporation has funds legally available therefor.

(b) Optional Redemption Notice and Other Notices. Any Optional Redemption Notice shall be delivered to the Corporation, and any Corporation Notice or Closing Notice shall be delivered to each holder of record of Convertible Preferred Stock, as applicable, in accordance with the notice provisions set forth in Section 13 below.

(c) Surrender of Certificates; Payment. On or before the applicable Optional Redemption Date, each holder of shares of Convertible Preferred Stock to be redeemed on such Optional Redemption Date shall surrender the certificate or certificates (or deliver an affidavit of loss and indemnity agreement for such certificates) representing such shares to the Corporation, in the manner and at the place designated by the Corporation in its notice pursuant to this Section 9, and thereupon the Optional Redemption Price for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof, and each surrendered certificate shall be canceled. In the event less than all of the shares of Convertible Preferred Stock represented by a certificate are redeemed, a new certificate representing the unredeemed shares of Convertible Preferred Stock shall promptly be issued to such holder.

(d) Rights Subsequent to Optional Redemption. If the Optional Redemption Notice shall have been duly given, and if on the applicable Optional Redemption Date the Optional Redemption Price payable upon redemption of the shares of Convertible Preferred Stock to be redeemed on such Optional Redemption Date is paid or tendered for payment, then notwithstanding that the certificates evidencing any of the shares of Convertible Preferred Stock so called for redemption shall not have been surrendered, Dividends with respect to such shares of Convertible Preferred Stock shall cease to accumulate after such Optional Redemption Date and all other rights with respect to such shares shall forthwith after the Optional Redemption Date terminate, except only the right of the holders to receive the Optional Redemption Price, without interest, upon surrender of their certificate or certificates therefor.

10. ANTI-DILUTION PROVISIONS. The Conversion Rate shall be subject to adjustment from time to time in accordance with this Section 10. The term “Common Stock Outstanding” at any given time shall mean the number of shares of Common Stock outstanding at such time on a fully-diluted basis (including the shares of Common Stock issuable in respect of all outstanding options, warrants and securities convertible into or exercisable or exchangeable for shares of Common Stock).

(a) If the Corporation, at any time or from time to time while any of the Convertible Preferred Stock is outstanding, issues shares of Common Stock as a dividend or distribution to all or substantially all holders of Common Stock, or if the Corporation effects a share split, share combination or subdivision in respect of the Common Stock, then the Conversion Rate shall be adjusted based on the following formula:

CR' = CR0	X	OS'
OS0

where

CR0	=	the Conversion Rate in effect at the Close of Business on the Trading Day immediately preceding the Ex-Dividend Date for such dividend or distribution, or the Close of Business on the Trading Day immediately preceding the effective date of such share split, combination or subdivision, as applicable;

CR'	=	the Conversion Rate in effect immediately prior to the Open of Business on the Ex-Dividend Date for such dividend or distribution, or immediately prior to the Open of Business on the effective date of such share split, share combination or subdivision, as applicable;

OS0	=	the number of shares of Common Stock outstanding at the Close of Business on the Trading Day immediately preceding the Ex-Dividend Date for such dividend or distribution, or the Close of Business on the Trading Day immediately preceding the effective date of such share split, share combination or subdivision, as applicable; and

OS'	=	the number of shares of Common Stock that would be outstanding immediately after, and solely as a result of, such dividend or distribution, or such share split, share combination or subdivision, as applicable.

If any dividend or distribution that is the subject of this Section 10(a) is declared but not so paid or made, the Conversion Rate shall be readjusted, effective as of the date the Board of Directors publicly announces its decision not to pay or make such dividend or distribution to the Conversion Rate that would then be in effect if such dividend or distribution had not been declared. For purposes of this Section 10(a), the number of shares of Common Stock outstanding at the Close of Business on the Trading Day immediately preceding the Ex-Dividend Date for such dividend or distribution shall not include shares of Common Stock held in treasury, if any. The Corporation will not pay any dividend or make any distribution on shares of Common Stock held in treasury, if any.

(b) If the Corporation, at any time or from time to time while any of the Convertible Preferred Stock is outstanding, issues shares of Common Stock (or right or warrants or other securities exercisable into, convertible into or exchangeable for shares of Common Stock (each, a “conversion,” and collectively, “convertible securities”), other than in a Permitted Transaction or a transaction to which Section 10(a) is applicable, to a Person other than a holder of Convertible Preferred Stock, without consideration or at a consideration per share (or having a conversion price per share) that is less than 95% of the Closing Price on the last Trading Day preceding the date of the agreement on pricing such shares (or such convertible securities), the Conversion Rate shall be adjusted based on the following formula:

CR' = CR0	X	OS0 + X
OS0 + Y

where

CR0	=	the Conversion Rate in effect the date of the agreement on pricing of such shares of Common Stock (or such convertible securities);

CR'	=	the Conversion Rate in effect upon the date of such issuance;

OS0	=	the total number of shares of Common Stock Outstanding on the date of the agreement on pricing of such shares of Common Stock (or such convertible securities);

X	=	the maximum number of shares of Common Stock issued (or issuable upon conversion); and

Y	=	the number of shares of Common Stock which the aggregate consideration receivable by the Corporation for the total number of shares of Common Stock so issued (or issuable upon conversion) would purchase at the Closing Price on the last Trading Day preceding the date of the agreement on pricing such shares (or such convertible securities).

For purposes of the foregoing, the aggregate consideration receivable by the Corporation for the total number of shares of Common Stock so issued (or issuable upon conversion) shall be deemed to be equal to the sum of the net offering price (after deduction of any related expenses payable to third parties) of all such securities plus the minimum aggregate amount, if any, payable upon conversion of any such convertible securities into shares of Common Stock; and “Permitted Transactions” shall include any issuance of Common Stock or convertible securities (i) as consideration for or to fund the acquisition of businesses and/or related assets; (ii) in connection with employee benefit plans and compensation related arrangements approved by the Board of Directors, (iii) in connection with a broadly marketed offering and sale of Common Stock or convertible securities for cash, and (iv) as a dividend or distribution on Preferred Stock in lieu of cash.

(c) Successive Adjustments. Successive adjustments in the Conversion Rate shall be made, without duplication, whenever any event specified in Section 10(a) or (b) shall occur.

(d) Rounding of Calculations; Minimum Adjustments. All calculations under this Section 10 shall be made to the nearest 1/10,000 of a share. No adjustment in the Conversion Rate is required if the amount of such adjustment would be less than 1%; provided, however, that any adjustments which by reason of this Section 10(d) are not required to be made will be carried forward and given effect in any subsequent adjustment.

(e) Statement Regarding Adjustments. Whenever the Conversion Rate shall be adjusted as provided in this Section 10, the Corporation shall forthwith file, at each office designated for the conversion of Convertible Preferred Stock, a statement, signed by the President or the Chief Financial Officer of the Corporation, showing in reasonable detail the facts requiring such adjustment and the Conversion Rate that shall be in effect after such adjustment and the Corporation shall also cause a copy of such statement to be sent by mail, first class postage prepaid, to each holder of shares of Convertible Preferred Stock at the address appearing in the Corporation’s records.

(f) Notices. In the event that the Corporation shall give notice or make a public announcement to the holders of Common Stock of any action of the type described in Section 10(a) or (b) and (h), the Corporation shall, at the time of such notice or announcement, and in the case of any action which would require the fixing of a record date, at least twenty (20) days prior to such record date, give notice to each holder of shares of Convertible Preferred Stock, in the manner set forth in Section 10(e) above, which notice shall specify the record date, if any, with respect to any such action and the approximate date on which such action is to take place. Such notice shall also set forth the facts with respect thereto as shall be reasonably necessary to indicate the effect on the applicable Conversion Rate and the number, kind or class of shares or other securities or property which shall be deliverable upon conversion of the Convertible Preferred Stock.

(g) The provisions of this Section 10 shall not apply to any Common Stock issued, issuable or deemed outstanding under paragraphs 10(a) and (b): (i) to any person pursuant to any stock option, stock purchase or similar plan or arrangement for the benefit of employees of the Corporation or its subsidiaries; (ii) any equity securities issued as consideration in connection with a bona fide acquisition, merger or consolidation by the Corporation provided such acquisition, merger or consolidation has been approved by the Board; (iii) securities issued in connection with licensing, marketing or distribution arrangements or similar strategic transactions approved by the Board; (iv) on conversion of the Convertible Preferred Stock or the sale of any additional shares of Convertible Preferred Stock pursuant to the Additional Financing Right; or (v) to any issuance of additional shares of Common Stock as a Regular Dividend pursuant to Section 4 hereof.

(h) If any event occurs as to which, in the opinion of the Board, the provisions of this Section 10 are not strictly applicable or if strictly applicable would not fairly protect the rights of the holders of the Convertible Preferred Stock in accordance with the essential intent and principles of such provisions, then the Board shall make an adjustment in the application of such provisions, in accordance with such essential intent and principles, so as to protect such rights as aforesaid, but in no event shall any adjustment have the effect of decreasing the applicable Conversion Rate as otherwise determined pursuant to any of the provisions of this Section 10 except in the case of a combination of shares of a type contemplated in Section 10(a) hereof and then in no event to an amount smaller than the applicable Conversion Rate as adjusted pursuant to Section 10(a) hereof.

(i) Before taking any action that would cause an adjustment reducing the applicable Conversion Rate below the then par value of the shares of Common Stock issuable upon conversion of the Convertible Preferred Stock, the Corporation will take any corporate action that may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully-paid and nonassessable shares of such Common Stock at such adjusted Conversion Rate.

(j) Except as provided in this Section 10, no adjustment in respect of any Dividends or other payments or distributions made to holders of Convertible Preferred Stock of securities issuable upon the conversion of the Convertible Preferred Stock will be made during the term of the Convertible Preferred Stock or upon the conversion of the Convertible Preferred Stock.

(k) No adjustment to the Conversion Rate need be made pursuant to Section 10(a) or (b) for a transaction if the holders of the Convertible Preferred Stock are permitted to participate in the transaction without conversion (including by way of a dividend), concurrently with the holders of Common Stock, on a basis and with notice that the Board determines in good faith to be fair and appropriate in light of the basis and notice to holders of Common Stock participating in the transaction.

(l) Notwithstanding anything herein to the contrary, no adjustment of the Conversion Rate need be made as a result of (1) the issuance of the rights, (2) the distribution of separate certificates representing the rights, (3) the exercise or redemption of such rights in accordance with the rights agreement or (4) the termination or invalidation of the rights, in each case pursuant to any Corporation’s stockholder rights plan; provided, however, that to the extent that the Corporation has a stockholder rights plan in effect on a Optional Conversion Date, Mandatory Conversion Date or Corporation Mandatory Conversion Date (including the Corporation’s rights plan, if any, existing as of the date hereof), the holder of the Convertible Preferred Stock shall receive, in addition to the shares of Common Stock, the rights under such rights plan, unless, prior to any such Conversion Date, the rights have separated from the Common Stock, in which case the Conversion Rate will be adjusted at the time of separation as if the Corporation made a distribution to all holders of Common Stock of shares of capital stock of the Corporation or evidence of its indebtedness or its assets, subject to readjustment in the event of the expiration, termination or redemption of the rights.

(m) In the event the Common Stock ceases to be traded on an applicable exchange or applicable market and as a result there is no Ex-Dividend Date with respect to any issuance, dividend or distribution requiring an adjustment to the Conversion Rate pursuant to this Section 10, the Corporation shall calculate the adjustment using the record date for such issuance, dividend or distribution in lieu of the Ex-Dividend Date and the Board shall make appropriate adjustments as it determines in good faith to be fair and appropriate.

(n) In addition, subject to applicable stock exchange rules and listing standards and to the extent permitted by applicable law, the Corporation shall be entitled from time to time to increase the Conversion Rate by any amount for a period of at least 20 Business Days if the Board determines that such increase would be in the best interests in the Corporation; provided the Corporation has given to the Conversion Agent and DTC at least 15 days’ prior notice of any such increase in the Conversion Rate and the period during which it will be in effect.

(o) In addition, subject to applicable stock exchange rules and listing standards, the Corporation shall be entitled to increase the Conversion Rate, as it in its discretion shall determine to be advisable in order to avoid or diminish any income tax to holders of Common Stock resulting from any dividends or distribution of Common Stock, distributions of rights to purchase Common Stock (or securities convertible into or exchangeable for Common Stock) hereafter made by the Corporation or any other event treated as such for income tax purposes.

11. RESERVATION OF SHARES. The Corporation shall at all times when the Convertible Preferred Stock shall be outstanding reserve and keep available, free from preemptive rights, for issuance upon the conversion of Convertible Preferred Stock, such number of its authorized but unissued Common Stock as will from time to time be sufficient to permit the conversion of all outstanding Convertible Preferred Stock, including shares of Common Stock deliverable in connection with the Additional Conversion Amount. Prior to the delivery of any securities which the Corporation shall be obligated to deliver upon conversion of the Convertible Preferred Stock, the Corporation shall comply with all applicable laws and regulations which require action to be taken by the Corporation. All Common Stock delivered upon conversion of the Convertible Preferred Stock will upon delivery be duly and validly issued and fully paid and nonassessable, free of all liens and charges and not subject to any preemptive rights.

12. STATUS OF SHARES. All shares of Convertible Preferred Stock that are at any time converted pursuant to Section 7 or redeemed pursuant to Section 8 and 9 and all shares of Convertible Preferred Stock that are otherwise reacquired by the Corporation shall be prohibited from being reissued as Series A Preferred Stock or Series B Preferred Stock, as the case may be, and shall (upon compliance with any applicable provisions of the laws of the State of Delaware) have the status of authorized but unissued shares of Preferred Stock, without designation as to series, subject to reissuance by the Board as shares of any one or more other series.

13. NOTICES. Any and all notices or other communications or deliveries hereunder (including without limitation any Conversion Notice) shall be in writing and shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified in this Section prior to or at 5:00 p.m. (Eastern time) on a Business Day and electronic confirmation of receipt is received by the sender, (ii) the next Business Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified in this Section on a day that is not a Business Day or later than 5:00 p.m. (Eastern time) on any Business Day, (iii) the Business Day following the date of mailing, if sent by nationally recognized overnight courier service, or (iv) upon actual receipt by the party to whom such notice is required to be given. The addresses for such communications shall be: (i) if to the Corporation, attention: Chief Executive Officer and General Counsel, or (ii) if to a holder of Convertible Preferred Stock, to the address or facsimile number appearing on the Corporation’s stockholder records or such other address or facsimile number as such holder may provide to the Corporation in accordance with this Section 13.

14. CERTAIN DEFINITIONS. As used in this Certificate of Designations, the following terms shall have the following meanings, unless the context otherwise requires:

“Additional Financing Right” has the meaning ascribed to such term in the Investment Agreement.

“Affiliate” with respect to any given person shall mean any person controlling, controlled by or under common control with the given person.

“Business Day” shall mean any day except a Saturday, Sunday or day on which banking institutions are legally authorized to close in the New York City, New York.

“Capital Stock” of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any preferred stock, excluding any debt securities convertible into such equity.

“Close of Business” means 5:00 p.m., New York City time.

“Closing Price” of the Common Stock or any other securities means, as of any date of determination:

(a) the closing sale price (or if no closing sale price is reported, the last reported sale price) of shares of the Common Stock or such other securities on the New York Stock Exchange on that date; or

(b) if the Common Stock or such other securities are not traded on the New York Stock Exchange on that date, the closing sale price of shares of Common Stock or such other securities as reported in composite transactions for the principal U.S. national or regional securities exchange on which the Common Stock or such other securities are so traded on that date (or, if no closing sale price is reported, the last reported sale price of shares of the Common Stock or such other securities on the principal U.S. national or regional securities exchange on which the Common Stock or such other securities are so traded on that date); or

(c) if the Common Stock or such other securities are not traded on a U.S. national or regional securities exchange on that date, the last quoted bid price on that date for the Common Stock or such other securities in the over-the-counter market as reported by Pink OTC Markets Inc. or a similar organization; or

(d) if the Common Stock or such other securities are not so quoted by Pink OTC Markets Inc. or a similar organization on that date, the market price of the Common Stock or such other securities on that date as determined by a nationally recognized independent investment banking not affiliated with the Corporation retained by the Corporation for this purpose.

For the purposes of this Certificate of Designations, all references herein to the closing sale price and the last reported sale price of the Common Stock on the New York Stock Exchange shall be such closing sale price and last reported sale price as reflected on the website of the New York Stock Exchange (www.nyse.com) and as reported by Bloomberg Professional Service; provided that in the event that there is a discrepancy between the closing sale price and the last reported sale price as reflected on the website of the New York Stock Exchange and as reported by Bloomberg Professional Service, the closing sale price and the last reported sale price on the website of the New York Stock Exchange shall govern.

If during a period applicable for calculating the Closing Price of Common Stock or any other security any event occurs that requires an adjustment to the Conversion Rate, the Closing Price of the Common Stock or such other security shall be calculated for such period in a manner determined by the Corporation in good faith and in accordance with the provisions of this Certificate of Designations to appropriately reflect the impact of such event on the price of the Common Stock or such other security during such period.

“Conversion Agent” shall mean the transfer agent for the Convertible Preferred Stock, acting in its capacity as conversion agent for the Convertible Preferred Stock, and its successors and assigns or any other conversion agent appointed by the Corporation.

“Current Market Price” per share of Common Stock on any day means the average Closing Price of Common Stock during the 10 consecutive Trading Day period ending on the earlier of the day in question and the Trading Day immediately preceding the Ex-Dividend Date with respect to the issuance, dividend or distribution requiring such computation. Notwithstanding the foregoing, whenever adjustments to the Conversion Rate are called for pursuant to Section 10, such adjustments shall be made to the Current Market Price as may be necessary or appropriate to effectuate the intent of Section 10 and to avoid unjust or inequitable results as determined in good faith by the Board.

“DTC” means The Depository Trust Company, together with its successors and assigns.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Ex-Dividend Date” when used with respect to any issuance, dividend or distribution, means the first date on which the Common Stock trades on the relevant exchange or in the relevant market, regular way, without the right to receive such issuance, dividend or distribution.

“Fund Board Approval” has the meaning the ascribed to such term in the Investment Agreement.

“Fund Shareholder Approval” has the meaning the ascribed to such term in the Investment Agreement.

“Group” has the meaning ascribed to such term under the Rules under Section 13(d) of the Exchange Act.

“Harris” shall mean Harris Bankcorp, Inc.

“Investment Advisers Act” means the Investment Advisers Act of 1940, as amended, and the rules and regulations promulgated thereunder.

“Investment Agreement” shall mean the Investment and Contribution Agreement, dated as of October 30, 2008, by and among the Corporation, Phoenix Investment Management Company, Inc., Harris and, for limited purposes, The Phoenix Companies, Inc., as amended from time to time in accordance with its terms, a copy of which will be provided to any holder of Convertible Preferred Stock upon request and without cost.

“LIBOR” means the rate per annum determined by the Investor by reference to the British Bankers’ Association for three-month deposits in U.S. dollars (as set forth by any service selected by the Investor that has been nominated by the British Bankers’ Association as an authorized information vendor for the purpose of displaying such rates).

“Open of Business” means 9:00 a.m., New York City time.

“Parity Securities” shall mean each class or series of equity securities of the Corporation, whether currently issued or issued in the future, that by its terms expressly provides that it ranks equally with the Convertible Preferred Stock with respect to payment of dividends or rights upon liquidation, dissolution or winding up of the Corporation.

“Person” means a legal person, including any individual, corporation, estate, partnership, joint venture, association, joint-stock company, limited liability company or trust.

“Senior Securities” shall mean each class or series of equity securities of the Corporation, whether currently issued or issued in the future, that by its terms expressly provides that it ranks senior to the Convertible Preferred Stock with respect to payment of dividends or rights upon liquidation, dissolution or winding up of the Corporation.

“Step 1 Closing Date” has the meaning ascribed to such term in the Investment Agreement.

“Step 2 Closing Date” has the meaning ascribed to such term in the Investment Agreement.

“Step 2 Sale” has the meaning ascribed to such term in the Investment Agreement.

“Trading Day” means a day on which the Common Stock (i) is not suspended from trading on any national or regional securities exchange or association or over-the-counter market at the close of business and (ii) has traded at least once on the national or regional securities exchange or association or over-the-counter market that is the primary market for the trading of the Common Stock.

15. HEADINGS. The headings of the paragraphs of this Certificate are for convenience of reference only and shall not define, limit or affect any of the provisions hereof.

IN WITNESS WHEREOF, Virtus Holdings, Inc. has caused this Certificate of Designations to be duly executed by its authorized corporate officer this 31st day of October 2008.

VIRTUS HOLDINGS, INC.

By	/s/ GEORGE R. AYLWARD, JR.
Name: George R. Aylward, Jr.
Title: President

[Signature Page to Virtus Holdings Certificate of Designations]

Exhibit 6.01

Execution Copy

TRANSACTION AGREEMENT

by and among

HARRIS INVESTMENT MANAGEMENT, INC.,

PHOENIX INVESTMENT COUNSEL, INC.

HARRIS FINANCIAL CORP.

and

PHOENIX INVESTMENT PARTNERS, LTD.

Dated as of March 28, 2006

i

7.6	Confidentiality	33
7.7	Names	34
7.8	Tail Insurance Policy	34

SECTION 8.	COVENANTS OF PIC	35
8.1	Commercially Reasonable Efforts; Consents and Approvals	35
8.2	Notice of Breach and Other Developments	36
8.3	Confidentiality	36
8.4	Maintenance of Harris-Managed Insight Fund Sub-Advisory Agreement	36
8.5	Certain Agreements	37

SECTION 9.	INDEMNIFICATION	37
9.1	Survival of Representations, Warranties and Covenants	37
9.2	Indemnification by HIM	38
9.3	Indemnification by PIC	38
9.4	Notice; Defense of Claims	39
9.5	Indemnification Payments	41

SECTION 10.	CONDITIONS PRECEDENT TO PERFORMANCE BY HIM	42

SECTION 11.	CONDITIONS PRECEDENT TO PERFORMANCE BY PIC	44

SECTION 12.	TERMINATION	48
12.1	Termination of Agreement	48
12.2	Effect of Termination	48

SECTION 13.	MISCELLANEOUS	49
13.1	Successors and Assigns	49
13.2	Governing Law; Jurisdiction	49
13.3	Fees and Expenses	49
13.4	Severability	49
13.5	Notices	50
13.6	Amendments; Waivers	50
13.7	Disclosure Regarding Transaction	51
13.8	No Joint Venture or Partnership	51
13.9	Entire Agreement	51
13.10	Scheduled Disclosures	51
13.11	Section and Paragraph Headings	52
13.12	Counterparts	52
13.13	Guaranties	52

ii

INDEX TO EXHIBITS

Exhibit A	Form of New Advisory Agreement
Exhibit B	Form of Harris-Managed Insight Fund Sub-Advisory Agreement
Exhibit C	Form of Seneca-Managed Insight Fund Sub-Advisory Agreement
Exhibit D	Form of Vontobel-Managed Insight Fund Sub-Advisory Agreement
Exhibit E	Form of New Administration Agreement
Exhibit F	Form of New Transfer Agency Agreement
Exhibit G	Form of New Distribution Agreement
Exhibit H	Forms of Harris-Managed Phoenix Fund Sub-Advisory Agreement

INDEX TO SCHEDULES

Schedule 1.1	Certain Compliance Matters
Schedule 1.2	Insight Funds
Schedule 1.3	Non-Approved Phoenix Fund Reduction Amount
Schedule 5.5	Owned Intellectual Property
Schedule 5.6(b)	Compliance Correspondence
Schedule 5.6(c)	Code of Ethics Violations
Schedule 5.7	Legal Actions
Schedule 5.8(a)	Insight – Related Contracts
Schedule 5.8(b)	Fee Adjustments
Schedule 5.10	Business Changes
Schedule 5.11	Certain HIM Employees
Schedule 5.12(a)	Certain Services
Schedule 5.12(b)	No Action Letters, etc.
Schedule 5.12(k)	Financial Matters
Schedule 11(g)	Trustees and Officers
Schedule 11(j)	Payment Amount

iii

TRANSACTION AGREEMENT

This TRANSACTION AGREEMENT, dated as of March 28, 2006 (this “Agreement”), is entered into by and among Harris Investment Management, Inc., a Delaware corporation (“HIM”), Phoenix Investment Counsel, Inc., a Connecticut corporation (“PIC”), Harris Financial Corp., a Delaware corporation (“HFC”), and Phoenix Investment Partners, Ltd., a Delaware corporation (“PXP”).

W I T N E S S E T H:

WHEREAS, Harris Insight Funds Trust, a Massachusetts business trust (“Harris Trust”), is a diversified, open-ended management investment company registered as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”), and is subject to the rules and regulations promulgated thereunder; Harris Trust’s authorized shares are divided into multiple series, each of which constitutes a separate investment portfolio or fund with different investment objectives and policies; and each share of a fund represents an undivided interest in the assets, subject to the liabilities, allocated to such portfolio;

WHEREAS, HIM currently serves as the investment adviser of each of the Insight Funds (as defined herein) pursuant to an Investment Advisory Agreement, dated as of April 28, 2000, by and between the Harris Trust and HIM (the “Existing HIM Advisory Agreement”), which has been initially approved and subsequently renewed on an annual basis by the Board of Trustees of the Harris Trust (the “Harris Trust Board”);

WHEREAS, HIM Monegy, Inc. (“HIM Monegy”), a wholly-owned subsidiary of HIM, currently serves as the sub-adviser to the Harris Insight High Yield Bond Fund pursuant to an Investment Sub-Advisory Contract, dated as of December 1, 2003, by and between HIM and HIM Monegy (the “Existing Monegy Sub-Advisory Agreement”), which has been initially approved and subsequently renewed on an annual basis by the Harris Trust Board;

WHEREAS, Hansberger Global Investors, Inc. (“Hansberger”) currently serves as the sub-adviser to each of the Harris Insight Emerging Markets Fund and the Harris Insight International Fund pursuant to Investment Sub-Advisory Contracts, dated as of October 1, 1997 and August 6, 1997, respectively, by and between HIM and Hansberger (the “Existing Hansberger Sub-Advisory Agreements”), which has been initially approved and subsequently renewed on an annual basis by the Harris Trust Board;

WHEREAS, Harris N.A. is an Affiliate of HIM that currently serves as the administrator of the Harris Trust pursuant to an Administration Agreement, dated as of July 1, 1996, as amended, by and between the Harris Trust and Harris N.A. (formerly Harris Trust and Savings Bank) (the “Existing Administration Agreement”), and PFPC Inc. (“PFPC”) serves as the sub-administrator of the Harris Trust pursuant to a Sub-Administration and Accounting Services Agreement, dated as of July 1, 1996, as amended, by and between PFPC and Harris N.A. (the “Existing Sub-Administration Agreement”);

WHEREAS, Harris N.A. also currently serves as the transfer agent and dividend disbursing agent of the Harris Trust pursuant to a Transfer Agency Services Agreement, dated as of July 1, 1996, as amended, by and between Harris Trust and Harris N.A. (the “Existing Transfer Agency Agreement”), and PFPC serves as the sub-transfer agent of the Harris Trust pursuant to a Sub-Transfer Agency Services Agreement, dated as of July 1, 1996, as amended, by and between PFPC and Harris N.A. (the “Existing Sub-Transfer Agency Agreement”);

WHEREAS, PFPC Distributors, Inc. (“PFPC Distributors”) currently serves as the distributor of the Harris Trust pursuant to a Distribution Agreement, dated as of March 16, 2001, as amended, by and between the Harris Trust and PFPC Distributors (the “Existing Distribution Agreement”);

WHEREAS, PIC desires to be appointed as the investment adviser to each of the Insight Funds, and HIM desires to be appointed as the sub-adviser with respect to each of the Insight Funds other than the Harris Insight High Yield Bond Fund, the Harris Insight Bond Fund, the Harris Insight Emerging Markets Fund and the Harris Insight International Fund, in each case effective as of the Closing (as defined herein) and upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, subject to the approval of the Harris Trust Board and the shareholders of each of the Insight Funds in accordance with the Investment Company Act, effective as of the Closing, the Existing HIM Advisory Agreement will be terminated, and PIC will be appointed as the investment adviser to each of the Insight Funds and will enter into an Investment Advisory Agreement with the Harris Trust with respect to each of the Insight Funds in the form attached as Exhibit A hereto (the “New Advisory Agreement”);

WHEREAS, subject to the approval of the Harris Trust Board and the shareholders of each of such Insight Funds in accordance with the Investment Company Act, effective as of the Closing, HIM will be appointed as sub-adviser with respect to each of the Insight Funds other than the Harris Insight High Yield Bond Fund, the Harris Insight Bond Fund, the Harris Insight Emerging Markets Fund and the Harris Insight International Fund (such Insight Funds other than the Harris Insight High Yield Bond Fund, the Harris Insight Bond Fund, the Harris Insight Emerging Markets Fund and the Harris Insight International Fund, collectively, the “Harris-Managed Insight Funds”), and will enter into a Sub-Advisory Agreement with PIC with respect to each of the Harris-Managed Insight Funds in the form attached as Exhibit B hereto (the “Harris-Managed Insight Fund Sub-Advisory Agreement”);

WHEREAS, subject to the approval of the Harris Trust Board and the shareholders of each of such Insight Funds in accordance with the Investment Company Act, effective as of the Closing, the Existing Monegy Sub-Advisory Agreement will be terminated and Seneca Capital Management LLC (“Seneca”) will be appointed as the sub-adviser with respect to each of the Harris Insight High Yield Bond Fund and the Harris Insight Bond Fund, and will enter into a Sub-Advisory Agreement with PIC with respect to each of the Harris Insight High Yield Bond Fund and the Harris Insight Bond Fund in the form attached as Exhibit C hereto (or such other form as the parties thereto may mutually agree) (the “Seneca-Managed Insight Fund Sub-Advisory Agreement”);

WHEREAS, subject to the approval of the Harris Trust Board and the shareholders of the Harris Insight Emerging Markets Fund and the Harris Insight International Fund in accordance with the Investment Company Act and the agreement of Vontobel Asset Management, Inc. (“Vontobel”), effective as of the Closing, the Existing Hansberger Sub- Advisory Agreements will be terminated, and (subject to its agreement to such new arrangements) Vontobel will be appointed as the sub-adviser with respect to each of the Harris Insight Emerging Markets Fund and the Harris Insight International Fund, and will enter into a sub-advisory agreement with PIC with respect to each of the Harris Insight Emerging Markets Fund and the Harris Insight International Fund in the form attached as Exhibit D hereto (or such other form as the parties thereto may mutually agree) (the “Vontobel-Managed Insight Fund Sub-Advisory Agreement”);

WHEREAS, subject to the approval of the Harris Trust Board, effective as of the Closing, the Existing Administration Agreement will be terminated, and Phoenix Equity Planning Corporation (“PEPCO”) will be appointed as the administrator of the Harris Trust and will enter into an Administration Agreement with the Harris Trust in the form attached as Exhibit E hereto (the “New Administration Agreement”);

WHEREAS, subject to the approval of the Harris Trust Board, effective as of the Closing, the Existing Sub-Administration Agreement will be terminated, and (subject to its agreement to such new arrangements) PFPC will be re-appointed as the sub-administrator of the Harris Trust and will enter into a Sub-Administration and Accounting Services Agreement with PEPCO in a form substantially similar (except to the extent otherwise discussed with the Harris Trust Board prior to the date of this Agreement) to the Existing Sub-Administration Agreement (or such other form as the parties thereto may mutually agree) (the “New Sub-Administration Agreement”);

WHEREAS, subject to the approval of the Harris Trust Board, effective as of the Closing, the Existing Transfer Agency Agreement will be terminated, and PEPCO will be appointed as the transfer agent and dividend disbursing agent of the Harris Trust and will enter into a Transfer Agency Agreement with the Harris Trust in the form attached as Exhibit F hereto (the “New Transfer Agency Agreement”);

WHEREAS, subject to the approval of the Harris Trust Board, effective as of the Closing, the Existing Sub-Transfer Agency Agreement will be terminated, and (subject to its agreement to such new arrangements) Boston Financial Data Services Inc. (“BFDS”) will be appointed as the sub-transfer agent of the Harris Trust and will enter into a Sub-Administration and Accounting Services Agreement with PEPCO in such form as is reasonably acceptable to BFDS and PEPCO (the “New Sub-Transfer Agency Agreement”);

WHEREAS, subject to the approval of the Harris Trust Board, effective as of the Closing, the Existing Distribution Agreement will be terminated, and PEPCO will be appointed as the distributor of the Harris Trust and will enter into a Distribution Agreement with the Harris Trust in the form attached as Exhibit G hereto (the “New Distribution Agreement”);

WHEREAS, PIC serves as the investment adviser of each of the Harris-Managed Phoenix Funds (as defined below) pursuant to investment advisory agreements between PIC and each of Phoenix-Engemann Funds, Phoenix Edge Series Fund and Phoenix Series Fund, as applicable (collectively, the “Phoenix Trusts”), each of which agreements has been initially approved and subsequently renewed on an annual basis by the Board of Trustees of each of the applicable Phoenix Trusts (collectively, the “Phoenix Trust Boards”);

WHEREAS, subject to the approval of each of the applicable Phoenix Trust Boards and the shareholders of each of Phoenix Capital Growth Fund, Phoenix Edge Capital Growth Fund, Phoenix Nifty Fifty Fund and Phoenix Mid-Cap Growth Fund (collectively, the “Harris-Managed Phoenix Funds”) in accordance with the Investment Company Act, effective as of the Closing (or such later date as the shareholders of such Harris-Managed Phoenix Fund shall have approved the Harris-Managed Phoenix Fund Sub-Advisory Agreement with respect to such Harris-Managed Phoenix Fund, as applicable), HIM will be appointed as the sub-adviser to each of the Harris-Managed Phoenix Funds, and will enter into a Sub-Advisory Agreement with PIC with respect to each of the Harris-Managed Phoenix Funds in the respective forms attached as Exhibit H hereto (collectively, the “Harris-Managed Phoenix Fund Sub-Advisory Agreement”, and together with the Harris-Managed Insight Fund Sub-Advisory Agreement, the “Harris Sub-Advisory Agreements”);

WHEREAS, subject to the approval of the Harris Trust Board, as of the Closing the Insight Funds will be re-named the “Phoenix Insight Funds” and the Harris Trust will be re-named the “Phoenix Insight Funds Trust”;

WHEREAS, simultaneously with the execution and delivery of this Agreement, PIC, PXP, HIM and HFC have executed and delivered that certain Strategic Partnership Agreement of even date herewith (the “Strategic Partnership Agreement”), which Strategic Partnership Agreement shall become effective as of (and subject to the occurrence of) the Closing; and

WHEREAS, the parties hereto desire to make certain representations, warranties, covenants and agreements in connection with the transactions provided for herein.

NOW, THEREFORE, in consideration of the foregoing and the respective covenants and agreements hereinafter contained, the parties hereby agree as follows:

SECTION 1. DEFINITIONS. As used in this Agreement, the following terms shall have the following meanings:

“Affiliates” shall mean, with respect to a Person, any Person, directly or indirectly, controlling, controlled by or under common control with the Person specified.

“Allocable Percentage” shall mean, in the case of any Without Cause Termination of the Harris-Managed Insight Fund Sub-Advisory Agreement with respect to a Harris-Managed Insight Fund (other than an Excluded Shut-Down Fund), a fraction (expressed as a decimal) (i) the numerator of which is the dollar amount of the Annual Base Sub-Advisory Fee payable to HIM (or any of their respective Affiliates) in respect of sub-advisory or similar services performed by HIM (or such Affiliate) for such Harris-Managed Insight Fund with respect to which such Without Cause Termination has occurred (calculated on a run-rate basis using the Base Sub-Advisory Fee Rate in effect, and the net asset value of such Harris-Managed Insight Fund, in each case as of immediately prior to the time of such termination), and (ii) the denominator of which is fifty percent (50.0%) of the sum of the average annual dollar amounts of advisory fees paid by all Harris-Managed Insight Funds (other than the Excluded Shut-Down Funds) in respect of advisory services performed for such funds during the Initial Period (for the avoidance of doubt, whether or not HIM and its Affiliates have ceased to perform sub-advisory or similar services for any such fund during the Initial Period).

“Annual Base Sub-Advisory Fee” shall mean, with respect to a Harris-Managed Insight Fund, a Harris-Managed Phoenix Fund or an Other Harris-Managed Phoenix Investment Product (as applicable) as of any particular time of determination, the annual advisory, sub-advisory, management or similar fee payable to HIM or any of its Affiliates as of such time of determination in respect of advisory, sub-advisory, management or similar services performed by HIM (or such Affiliate) for or in respect of such Harris-Managed Insight Fund, Harris-Managed Phoenix Fund or Other Harris-Managed Phoenix Investment Product (as applicable), calculated on a run-rate basis using the Base Sub-Advisory Fee Rate and applicable net asset value of such fund as of such time of determination.

“Applicable Cash Flows” shall mean the aggregate dollar amount of all of the following payments received by (or otherwise payable to) HIM, Harris N.A. or any of their respective Affiliates on or after the Closing Date from PIC, a Purchasing Successor Adviser (if applicable), an Affiliate of any of them, or in the case of clause (iii) or (iv) below, any other Person (including without limitation any fund or other investment product):

(i) The Closing Payment;

(ii) All Money Market Payments;

(iii) All sub-advisory fees paid pursuant to the Harris Sub-Advisory Agreements (or otherwise paid or payable by PIC, any Purchasing Successor Adviser, or any Affiliate of any of them (including without limitation any fund or other investment product) as sub-advisory fees to HIM or any Affiliate thereof), other than Excluded Insight Fund Sub-Advisory Fees (and other than any such fees payable by any such fund or other investment product directly to HIM or any Affiliate thereof in respect of services performed by them following such time (if any) as none of PIC, a Purchasing Successor Adviser or any of their respective Affiliates serves as investment adviser of such fund or other investment product); and

(iv) Any other advisory fees, sub-advisory fees (other than Excluded Insight Fund Sub-Advisory Fees), management fees, administration fees or similar fees (for the avoidance of doubt, excluding any distribution fees paid pursuant to a 12b-1 plan or any similar plan or arrangement, and without double-counting any sub-advisory fees already included pursuant to clause (iii) above) paid (or payable) to HIM, Harris N.A. or any of their respective Affiliates pursuant to any agreement, plan or arrangement (or otherwise paid by PIC, any Purchasing Successor Adviser, or any Affiliate of any of them (including without limitation any fund or other investment product) or any other Person to HIM, Harris N.A. or any of their respective Affiliates), in any such case in respect of advisory, sub-advisory, management, administration or similar services performed by HIM, Harris N.A. or any of their respective Affiliates for (or in respect of) any Harris-Managed Insight Fund, Harris-Managed Phoenix Fund or Other Harris-Managed Phoenix Investment Product during the Initial Period (other than any such fees payable by any such fund or other investment product directly to HIM, Harris N.A. or any of their respective Affiliates in respect of services performed by them following such time (if any) during the Initial Period as none of PIC, a Purchasing Successor Adviser or any of their respective Affiliates serves as a sponsor, investment adviser or distributor of such fund or other investment product).

“Applicable Notification Fund” shall mean, from and after the delivery of a BOM Fund Competition Notice, an Acquired Fund Competition Notice or a Small Fund Competition Notice (as applicable) pursuant to Section 3.2 of the Strategic Partnership Agreement, each Harris-Managed Insight Fund, Harris-Managed Phoenix Fund and Other Harris-Managed Phoenix Investment Product (as applicable) that is substantially similar (within the meaning of the definition of “Restricted Fund Type” set forth in Section 3.2 of the Strategic Partnership Agreement) to the Restricted Fund Type in respect of which such BOM Fund Competition Notice, Acquired Fund Competition Notice or Small Fund Competition Notice (as applicable) was delivered pursuant to Section 3.2 of the Strategic Partnership Agreement.

“Base Sub-Advisory Fee Rate” shall mean, as of any particular time of determination (i) with respect to a Harris-Managed Insight Fund, the difference (but not less than zero (0) basis points) resulting from (A) the effective annual fee rate (for the avoidance of doubt, after taking into account any applicable waivers, reimbursements or other similar offsets or arrangements required to be paid by PIC, a Purchasing Successor Adviser or any of their respective Affiliates, as applicable, in respect of the applicable advisory or similar fee) payable to HIM or any of its Affiliates as of such time of determination in respect of sub-advisory or similar services performed by HIM (or such Affiliate) for or in respect of such Harris-Managed Insight Fund minus (B) three (3.0) basis points, and (ii) with respect to a Harris-Managed Phoenix Fund or Other Harris-Managed Phoenix Investment Product, the effective annual fee rate (for the avoidance of doubt, after taking into account any applicable waivers, reimbursements or other similar offsets or arrangements required to be paid by PIC, a Purchasing Successor Adviser, a third-party sponsor of such Other Harris-Managed Phoenix Investment Product, or any of their respective Affiliates, as applicable, in respect of the applicable advisory or similar fee) payable to HIM or any of its Affiliates as of such time of determination in respect of advisory, sub-advisory, management or similar services performed by HIM (or such Affiliate) for or in respect of such Harris-Managed Phoenix Fund or Other Harris-Managed Phoenix Investment Product (as applicable).

“Business Day” shall mean a day other than a Saturday, Sunday or other day on which banks in the State of New York are required or authorized to close.

“Cause” shall mean, with respect to the termination of the Harris-Managed Insight Fund Sub-Advisory Agreement with respect to any Harris-Managed Insight Fund, the termination of the Harris-Managed Phoenix Fund Sub-Advisory Agreement with respect to any Harris-Managed Phoenix Fund, or the termination of any other advisory, sub-advisory or similar agreement with respect to any Other Harris-Managed Phoenix Investment Product (as applicable), that one or more of the following circumstances exist at the time of such termination.

(i) There have been significant changes in the portfolio managers or other senior portfolio management personnel at HIM with respect to (as applicable) (A) the management of such Harris-Managed Insight Fund following the date of this Agreement (other than any such change that was approved in advance by PIC and the Harris Trust Board, or any such change (I) that was either (1) not effected by HIM or (2) effected by HIM for bona fide “for cause” reasons, and (II) in either such case with respect to which HIM promptly initiates a search for a replacement and within a reasonable time thereafter makes available a replacement investment professional of at least substantially equivalent qualifications who is reasonably acceptable to PIC and the Harris Trust Board), (B) the management of such Harris-Managed Phoenix Fund following the Closing Date (other than any such change that was approved in advance by PIC and the applicable Phoenix Trust Board, or any such change (I) that was either (1) not effected by HIM or (2) effected by HIM for bona fide “for cause” reasons, and (II) in either such case with respect to which HIM promptly initiates a search for a replacement and within a reasonable time thereafter makes available a replacement investment professional of at least substantially equivalent qualifications who is reasonably acceptable to PIC and the applicable Phoenix Trust Board), or (C) the management of such Other Harris-Managed Phoenix Investment Product following the date on which HIM, Harris N.A. or any of their respective Affiliates first commences providing advisory, sub-advisory, management or similar services to such Other Harris-Managed Phoenix Investment Product (other than any such change that was approved in advance by PIC (and by the third-party sponsor of such investment product, in the case of any Other Harris-Managed Phoenix Investment Product sponsored by a third party) and any applicable governing board of such investment product, or any such change (I) that was either (1) not effected by HIM or (2) effected by HIM for bona fide “for cause” reasons, and (II) in either such case with respect to which HIM promptly initiates a search for a replacement and within a reasonable time thereafter makes available a replacement investment professional of at least substantially equivalent qualifications who is reasonably acceptable to PIC (and the third-party sponsor of such investment product, in the case of any Other Harris-Managed Phoenix Investment Product sponsored by a third party, to the extent such third-party sponsor has the right to or demands approval over a replacement) and any applicable governing board of such investment product);

(ii) HIM or any of its Affiliates (including without limitation any of their respective personnel) either:

(A) has failed to comply (for the avoidance of doubt, whether prior to or following the date of this Agreement) with any law, rule or regulation applicable to its services performed for or in respect of any of the Insight Funds, the Harris-Managed Phoenix Funds, or any Other Harris-Managed Phoenix Investment Product, or with any disclosed investment policy or restriction of any such fund or other investment product, and in either such case has failed to cure such non-compliance (such that the material harm described below is not caused or reasonably likely to be caused) promptly (and in any event within (x) ten (10) Business Days in the case of any such internal non-compliance, or (y) forty-five (45) calendar days in the case of the resolution of outside investigations or similar outside events relating to any such non-compliance, as applicable) following the earlier of (1) HIM or any of its Affiliates becoming aware of such non-compliance and (2) HIM’s receipt of written notice from PIC of such non-compliance (provided that no opportunity for cure shall be available to HIM or any of its Affiliates hereunder in respect of any non-compliance that is intentional in nature or constitutes grossly negligent repetition of the same or substantially similar past non-compliance in respect of which PIC has during the immediately preceding 12 months delivered written notice hereunder); or

(B) has been publicly alleged by any Person (other than PIC or any Affiliate thereof or any of the Insight Funds or Phoenix Funds) to have engaged in non-compliance of the type described in clause (A) above; and (I) such allegation has an actual factual basis and (II) such allegation has not been resolved, and/or the non-compliance underlying such allegation (if any) has not been cured (as applicable), by HIM or its applicable Affiliate (such that the material harm described below is not caused or reasonably likely to be caused) promptly (and in any event within forty-five (45) calendar days following such public allegation;

and, in either such case (A) or (B), such non-compliance and/or allegation (as applicable) is causing (or is reasonably likely to cause) material harm to any of the Insight Funds (in the case of a termination of the Harris-Managed Insight Fund Sub-Advisory Agreement), any of the Harris-Managed Phoenix Funds (in the case of a termination of the Harris-Managed Phoenix Fund Sub-Advisory Agreement), any of the Other Harris-Managed Phoenix Investment Products (in the case of a termination of any other applicable advisory, sub-advisory or similar agreement), or PIC and its Affiliates taken together (in the case of a termination of any such agreement); provided, however, that (without limitation of clause (iii) below) those instances of non-compliance (or potential or alleged non-compliance, as applicable) described on Schedule 1.1 hereto shall not constitute a basis for “Cause” to exist pursuant to this clause (ii) to the extent that such instances or circumstances of non-compliance (or potential or alleged non-compliance, as applicable) set forth on such Schedule (A) occurred prior to the Closing Date or (B) relate solely to one or more Affiliates of HIM acting in their capacities as administrator and/or transfer agent to the Insight Funds (but, for the avoidance of doubt, any continuation or recurrence on or after the Closing Date of non-compliance by HIM (in its capacity as sub-adviser to any of the Insight Funds, the Phoenix Funds or any Other Harris-Managed Phoenix Investment Product), or by HIM or any of its Affiliates (in any other capacity in which they provide services from and after the Closing to or in respect of any of the Insight Funds, the Phoenix Funds or any Other Harris-Managed Phoenix Investment Product), in any such case that is described on Schedule 1.1 may (subject to the other requirements set forth in this clause (ii)) constitute a basis for “Cause” to exist pursuant to this clause (ii) notwithstanding the fact that the circumstances constituting such non-compliance are set forth on such schedule); or

(iii) Any event, circumstance or condition (including, without limitation, sustained under-performance) exists (for the avoidance of doubt, whether occurring prior to or following the date of this Agreement) with respect to HIM or any of its Affiliates (including without limitation with respect to their respective personnel), or with respect to their services performed for or in respect of the Insight Funds, the Harris-Managed Phoenix Funds or the Other Harris-Managed Phoenix Investment Products (as applicable), in any such case making it necessary for (A) the Harris Trust Board, the applicable Phoenix Trust Board or any other applicable governing body, or (B) PIC (or the third-party sponsor of such investment product, in the case of any Other Harris-Managed Phoenix Investment Product sponsored by a third party), in any such case in order to perform their fiduciary duties in accordance with applicable law, to terminate (or recommend to the Harris Trust Board, the applicable Phoenix Trust Board or any applicable governing board of an Other Harris-Managed Phoenix Investment Product (as applicable) the termination of), the Harris Sub-Advisory Agreement with respect to such Harris-Managed Insight Fund or Harris-Managed Phoenix Fund or the advisory, sub-advisory or similar agreement with respect to such Other Harris-Managed Phoenix Investment Product (as applicable) in the good faith exercise of such board’s or PIC’s (or such third-party sponsor’s) (as applicable) fiduciary duties or other obligations to such fund or other investment product, any trust of which it is a series, and/or such fund’s or other investment product’s investors; provided, however, that those instances of non-compliance (or potential or alleged non-compliance, as applicable) described on Schedule 1.1 hereto shall not constitute a basis for “Cause” to exist pursuant to this clause (iii) to the extent that such instances or circumstances of non-compliance (or potential or alleged non-compliance, as applicable) set forth on such Schedule (A) occurred prior to the Closing Date or (B) relate solely to one or more Affiliates of HIM acting in their capacities as administrator and/or transfer agent to the Insight Funds (but, for the avoidance of doubt, any continuation or recurrence on or after the Closing Date of non-compliance by HIM (in its capacity as sub-adviser to any of the Insight Funds, the Phoenix Funds or any Other Harris-Managed Phoenix Investment Product), or by HIM or any of its Affiliates (in any other capacity in which they provide services from and after the Closing to or in respect of any of the Insight Funds, the Phoenix Funds or any Other Harris-Managed Phoenix Investment Product), in any such case that is described on Schedule 1.1 may (subject to the other requirements set forth in this clause (iii)) constitute a basis for “Cause” to exist pursuant to this clause (iii) notwithstanding the fact that the circumstances constituting such non-compliance are set forth on such schedule), except to the extent that there have been subsequent material and adverse developments relating to such Schedule 1.1 instances of historical non-compliance (or potential or alleged historical non-compliance, as applicable) of which the Harris Trust Board, the applicable Phoenix Trust Board, any other applicable governing body and/or PIC (as applicable) first becomes aware after the date of this Agreement causing (or reasonably likely to cause) material harm to any of the Insight Funds (in the case of a termination of the Harris-Managed Insight Fund Sub-Advisory Agreement), any of the Harris-Managed Phoenix Funds (in the case of a termination of the Harris-Managed Phoenix Fund Sub-Advisory Agreement), any of the Other Harris-Managed Phoenix Investment Products (in the case of a termination of any other applicable advisory, sub-advisory or similar agreement), or PIC and its Affiliates taken together (in the case of a termination of any such agreement) (for the avoidance of doubt, in any such case after taking into account any mitigation of such material harm resulting from indemnification payments actually previously made by HIM pursuant to Section 9.2 of this Agreement in respect of such Schedule 1.1 instances of historical non-compliance (or potential or alleged historical non-compliance, as applicable), and HIM shall be given a reasonable period of time (not to exceed 10 Business Days) prior to a termination of the Harris-Managed Insight Fund Sub-Advisory Agreement, the Harris-Managed Phoenix Fund Sub-Advisory Agreement, or any other advisory, sub-advisory or similar agreement (as applicable), based upon subsequent material and adverse developments with respect to historical non-compliance (or potential or alleged historical non-compliance, as applicable) described in this proviso for HIM to make any such indemnification payments pursuant to Section 9.2 of this Agreement if such indemnification payments would be reasonably likely to mitigate such material harm such that “Cause” would no longer exist based upon such subsequent material and adverse developments described in this proviso).

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Compliance Protocols” shall have the meaning given to such term in the Strategic Partnership Agreement.

“Constituent Documents” shall mean the charter and by-laws of a corporation, the certificate of partnership and partnership agreement of a partnership, the trust agreement of a trust, the certificate of formation and operating agreement of a limited liability company, and the comparable documents of other entities.

“Equity/Fixed Income Insight Funds” shall mean each of the Insight Funds other than the Insight Money Market Funds.

“Excluded Insight Fund Sub-Advisory Fees” shall mean, with respect to sub-advisory fees payable to HIM pursuant to the Harris Insight Fund Sub-Advisory Agreement in respect of sub-advisory services performed by HIM for a particular Harris-Managed Insight Fund during a particular calendar period, the lesser of (i) that dollar amount of sub-advisory fees equal to the product of (A) the Base Sub-Advisory Fee Rate then in effect pursuant to the Harris Insight Fund Sub-Advisory Agreement with respect to such Harris-Managed Insight Fund, multiplied by (B) the net asset value of such Harris-Managed Insight Fund as of the close of business on the Closing Date, or (ii) that dollar amount of sub-advisory fees equal to the product of (A) the Base Sub-Advisory Fee Rate then in effect pursuant to the Harris Insight Fund Sub-Advisory Agreement with respect to such Harris-Managed Insight Fund, multiplied by (B) the average daily net asset value of the Harris-Sourced Assets in such Harris-Managed Insight Fund during such particular calendar period.

“Excluded Shut-Down Funds” shall mean, collectively, the Harris Insight Index Fund, the Harris Insight Ultra Short Duration Fund and the Harris Insight Intermediate Government Bond Fund.

“Fifth Anniversary” shall mean the fifth anniversary of the earlier of (i) the Harris-Managed Phoenix Fund Shareholder Approval Date or (ii) September 30, 2006.

“Fifth Anniversary Harris-Sourced Revenue Amount” shall mean, with respect to an Insight Fund other than an Excluded Shut-Down Fund (for the avoidance of doubt, whether or not HIM and its Affiliates perform sub-advisory or similar services for any such fund at any time during the Initial Period), the product of (i) the effective annual advisory fee rate (for the avoidance of doubt, after taking into account any applicable waivers, reimbursements or other similar offsets or arrangements required to be paid by PIC or any of its Affiliates) payable by such fund at the close of business on the Closing Date, multiplied by (ii) the average daily net asset value of the Harris-Sourced Assets invested in such fund during the Initial Period.

“Funds” shall mean, collectively, the Insight Funds and the Harris-Managed Phoenix Funds.

“Governmental Entity” shall mean any federal, state or local governmental, regulatory or other public body, agency, division, subdivision, audit group, procuring office or authority (including self-regulatory organizations), domestic or foreign, including any employees or agents thereof.

“Harris-Managed Equity/Fixed Income Insight Funds” shall mean, collectively, those Harris-Managed Insight Funds that are Equity/Fixed Income Insight Funds.

“Harris-Managed Phoenix Fund Shareholder Approval Date” shall mean the first date (if any) on which the shareholders of each of the Harris-Managed Phoenix Funds shall have approved the Harris-Managed Phoenix Fund Sub-Advisory Agreement with respect to all of the Harris-Managed Phoenix Funds.

“Harris-Sourced Assets” shall mean, with respect to an Insight Fund at a particular point in time (for the avoidance of doubt, whether or not HIM and its Affiliates perform sub-advisory or similar services for such fund at any time prior to such point in time), the assets under management in such Harris-Managed Insight Fund at that particular point in time that (i) were invested in such fund as of the close of business on the Business Day immediately preceding the Closing Date (for the avoidance of doubt, determined based upon the assets invested in such fund at such particular point in time by particular investors who also were shareholders of such fund as of the close of business on the Business Day immediately preceding the Closing Date), or (ii) were invested in such fund on or after the Closing Date through HFC or any controlled Affiliate thereof by investment management, brokerage or banking clients of HFC or controlled Affiliates thereof.

“Harris-Sourced Revenue Factor” shall mean a fraction (expressed as a decimal) (but in no event greater than 1.0) (i) the numerator of which is the sum of the Fifth Anniversary Harris-Sourced Revenue Amounts for all Insight Funds other than the Excluded Shut-Down or Funds (for the avoidance of doubt, whether or not HIM and its Affiliates perform sub-advisory or similar services for any such fund at any time during the Initial Period), and (ii) the denominator of which is the Signing Harris-Sourced Run-Rate Revenue Amount; provided, however, that if the decimal resulting from such calculation is equal to or greater than 0.90, then the Harris-Sourced Revenue Factor shall be 1.0.

“Initial Period” shall mean the period commencing on the Closing Date and ending on the Fifth Anniversary.

“Insight Funds” shall mean those series of the Harris Trust listed on Schedule 1.2 hereto.

“Insight Money Market Funds” shall mean, collectively, the following Insight Funds: The Harris Insight Government Money Market Fund, the Harris Insight Money Market Fund and the Harris Insight Tax-Exempt Money Market Fund.

“Lien” shall mean any mortgage, pledge, security interest, encumbrance, lien (statutory or other), conditional sale agreement, claim, charge, limitation or restriction.

“Material Adverse Effect” shall mean any event, circumstance, condition, change or effect that, individually or in the aggregate, is or could be reasonably expected to be materially adverse to (x) the business, assets, liabilities, condition (financial or otherwise), or results of operations, of HIM, the Harris Trust, any of the Insight Funds, and/or PIC or any of its Affiliates, excluding any such event, circumstance, condition, change or effect to the extent resulting from (i) changes or conditions generally affecting the U.S. economy or financial markets, (ii) changes generally affecting the mutual fund industry in the United States, or (iii) changes in applicable laws, regulations or applicable accounting rules; or (y) the ability of HIM to consummate the transactions contemplated hereby.

“Non-Approved Phoenix Fund Reduction Amount” shall mean the sum of the dollar amounts set forth on Schedule 1.3 hereto opposite the name of each Harris-Managed Phoenix Fund the shareholders of which have not approved the Harris-Managed Phoenix Fund Sub-Advisory Agreement with respect to such Harris-Managed Phoenix Fund in accordance with the Investment Company Act on or prior to September 30, 2006.

“Other Harris-Managed Phoenix Investment Product” shall mean any fund or other investment product sponsored and/or distributed by PIC, any Purchasing Successor Adviser or any of their respective Affiliates (as applicable) for or in respect of which HIM, Harris N.A. or any of their respective Affiliates provides advisory, sub-advisory, management or similar services during the Initial Period (if any), other than the Harris-Managed Insight Funds and the Harris-Managed Phoenix Funds.

“Other Termination” shall mean, in the case of any termination (for the avoidance of doubt, whether effected by PIC (or a Purchasing Successor Adviser, if applicable), a governing board of any such fund or other investment product, a third-party sponsor of any such fund or other investment product, or HIM or any of its Affiliates) of the Harris-Managed Insight Fund Sub-Advisory Agreement with respect to any Harris-Managed Insight Fund, the Harris-Managed Phoenix Fund Sub-Advisory Agreement with respect to any Harris-Managed Phoenix Fund, or any other advisory, sub-advisory or similar agreement with respect to any Other Harris-Managed Phoenix Investment Product (as applicable), that (i) such termination did not constitute a Without Cause Termination hereunder, and (ii) if such termination was effected by PIC (or a Purchasing Successor Adviser, if applicable), the governing board of such fund or other investment product, or the third-party sponsor of such fund or other investment product (as applicable), that HIM received (contemporaneously with or within 10 Business Days following such termination) written notification of such Other Termination setting forth in reasonable detail the circumstances constituting Cause for purposes of such termination (if such termination purports to be a termination for Cause hereunder).

“Person” shall mean any individual, corporation, company, limited liability company, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Entity or other entity.

“Records” shall mean information that is inscribed on a tangible medium or that is stored in an electronic or other medium and is retrievable in perceivable form.

“Terminated Phoenix Fund/Product Make-Whole Reduction Amount” shall mean the lesser of (i) the difference (but not less than $0) resulting from $20,000,000.00 minus the Non-Approved Phoenix Fund Reduction Amount or (ii) the sum of the Terminated Phoenix Fund/Product Projected Revenue Amounts of (A) all Harris-Managed Phoenix Funds and (B) all Other Harris-Managed Phoenix Investment Products (excluding any such Other Harris-Managed Phoenix Investment Product that is not a registered investment company and with respect to which the termination of such advisory, sub-advisory or similar agreement (as applicable) was not effected by HIM or any of its Affiliates), in either such case with respect to which the Harris-Managed Phoenix Fund Sub-Advisory Agreement (in the case of a Harris-Managed Phoenix Fund) or another advisory, sub-advisory or similar agreement (in the case of an Other Harris-Managed Phoenix Investment Product), as applicable, terminated prior to the end of the Initial Period in an Other Termination (for the avoidance of doubt, with each such Terminated Phoenix Fund/Product Projected Revenue Amount determined as of the time of such applicable prior termination).

“Terminated Phoenix Fund/Product Projected Revenue Amount” shall mean, in the case of any Other Termination of the Harris-Managed Phoenix Fund Sub-Advisory Agreement with respect to a Harris-Managed Phoenix Fund, or any other advisory, sub-advisory or similar agreement with respect to an Other Harris-Managed Phoenix Investment Product (as applicable), that dollar amount equal to the product of (i) the Annual Base Sub-Advisory Fee payable to HIM (or an Affiliate thereof) in respect of advisory, sub-advisory, management or similar services performed by HIM (or such Affiliate) for such Harris-Managed Phoenix Fund or Other Harris-Managed Phoenix Investment Product (as applicable) (calculated on a run-rate basis using the Base Sub-Advisory Fee Rate in effect, and the net asset value of such fund or other investment product, in each case as of immediately prior to the time of such termination of such Harris Sub-Advisory Agreement or other advisory, sub-advisory or similar agreement (as applicable) with respect to such fund or other investment product), multiplied by (ii) a fraction, the numerator of which is the number of days from and after the effective date of such Other Termination of such Harris Sub-Advisory Agreement or other advisory, sub-advisory or similar agreement (as applicable) with respect to such fund or other investment product and prior to the Fifth Anniversary, and the denominator of which is 365.

“Without Cause Termination” shall mean, in the case of any termination of the Harris-Managed Insight Fund Sub-Advisory Agreement with respect to any Harris-Managed Insight Fund, the Harris-Managed Phoenix Fund Sub-Advisory Agreement with respect to any Harris-Managed Phoenix Fund, or any other advisory, sub-advisory or similar agreement with respect to any Other Harris-Managed Phoenix Investment Product (as applicable), that (i) such termination was effected prior to the end of the Initial Period by PIC or (as applicable) a Purchasing Successor Adviser or the third-party sponsor of such fund or other investment product (or, based on the recommendation of PIC, a Purchasing Successor Adviser or such a third-party sponsor (as applicable) to effect such termination, by the Harris Trust Board, the Phoenix Trust Board, or the other governing board of such fund or other investment product (as applicable)) at a time when Cause did not exist, and (ii) PIC or any of its Affiliates (or such Purchasing Successor Adviser or third-party sponsor of such fund or other investment product, if applicable) thereafter continued to serve as the investment adviser to such Harris-Managed Insight Fund, Harris Managed Phoenix Fund or Other Harris-Managed Phoenix Investment Product (as applicable); provided, however, that in no event shall any termination of the Harris-Managed Insight Fund Sub-Advisory Agreement with respect to a Harris-Managed Insight Fund, the Harris-Managed Phoenix Fund Sub-Advisory Agreement with respect to a Harris-Managed Phoenix Fund, or any other advisory, sub-advisory or similar agreement with respect to an Other Harris-Managed Phoenix Investment Product, constitute a Without Cause Termination if such Harris-Managed Insight Fund, Harris-Managed Phoenix Fund or Other Harris-Managed Phoenix Investment Product (as applicable) was an Applicable Notification Fund at the time of such termination (for the avoidance of doubt, whether or not “Cause” existed at the time of such termination).

SECTION 2. NEW RELATIONSHIPS AT CLOSING; RECORDS.

2.1 Appointments. On the terms and subject to the conditions herein set forth, at the Closing:

(a) The Existing HIM Advisory Agreement will be terminated, and PIC will enter into the New Advisory Agreement with the Harris Trust;

(b) HIM will enter into the Harris-Managed Insight Fund Sub-Advisory Agreement with PIC;

(c) The Existing Monegy Sub-Advisory Agreement will be terminated, and Seneca will enter into the Seneca-Managed Insight Fund Sub-Advisory Agreement with PIC;

(d) The Existing Hansberger Sub-Advisory Agreements will be terminated, and (subject to its agreement to such new arrangements) Vontobel will enter into the Vontobel-Managed Insight Fund Sub-Advisory Agreement with PIC;

(e) The Existing Administration Agreement will be terminated, and PEPCO will enter into the New Administration Agreement with the Harris Trust;

(f) The Existing Sub-Administration Agreement will be terminated, and (subject to its agreement to such new arrangements) PFPC will enter into the New Sub-Administration Agreement with PEPCO;

(g) The Existing Transfer Agency Agreement will be terminated, and PEPCO will enter into the New Transfer Agency Agreement with the Harris Trust;

(h) The Existing Sub-Transfer Agency Agreement will be terminated, and (subject to its agreement to such new arrangements) BFDS will enter into the New Sub-Transfer Agency Agreement with PEPCO; and

(i) The Existing Distribution Agreement will be terminated, and PEPCO will enter into the New Distribution Agreement with the Harris Trust; and

(j) HIM will enter into the Harris-Managed Phoenix Fund Sub-Advisory Agreement with PIC with respect to each of the Harris-Managed Phoenix Funds (if any) the shareholders of which have approved such Harris-Managed Phoenix Fund Sub-Advisory Agreement with respect to such Harris-Managed Phoenix Fund in accordance with the Investment Company Act prior to the Closing Date.

2.2 No Assumption of Liabilities. PIC shall not assume or have any liability or obligation with respect to any liabilities, commitments or obligations of HIM, Harris N.A. or any of their respective Affiliates, whether known, unknown, or contingent, including without limitation any liabilities related to or arising out of the provision of services to or in respect of any of the Insight Funds or the Harris Trust prior to the Closing Date.

2.3 Records. At the Closing, HIM shall (and shall cause its Affiliates to) deliver to PIC all Records (in the case of the delivery of electronic records, by transfer of the applicable data to the corresponding systems of PIC and its Affiliates, and HIM shall (and shall cause its Affiliates to) cooperate and consult with PIC and its Affiliates in all commercially reasonable respects reasonably in advance of the Closing Date to help ensure the effective transfer of such electronic data as of the Closing) relating to the sponsorship, advising, management, sub-advising, administration, distribution, servicing, accounting and/or transfer agency of the Insight Funds, including without limitation financial and accounting records, shareholder lists and similar records, copies of all advertising and promotional materials, all regulatory, compliance and similar materials, etc. (provided that HIM and its Affiliates shall be permitted to retain copies of such delivered Records as are required to be maintained by such Persons pursuant to any applicable law, rule or regulation). Without limitation of the immediately preceding sentence, from and after the Closing HIM shall (and shall cause its Affiliates to) provide PIC (and any Purchasing Successor Adviser, if applicable) and its Affiliates with reasonable access to the books and records of HIM and its Affiliates for the reasonable business purposes of such Persons in connection with the Insight Funds (including without limitation any regulatory or similar matters), and HIM shall (and shall cause its Affiliates to) use commercially reasonable efforts to cooperate with all reasonable requests of PIC (or any Purchasing Successor Adviser, as applicable) and its Affiliates in connection with regulatory and compliance matters relating to the Insight Funds (including without limitation any inspections, investigations, audits or similar matters relating thereto).

SECTION 3. PAYMENTS.

3.1 Closing Payment.

(a) On the terms and subject to the conditions set forth herein, at the Closing PIC shall pay (or cause one of its Affiliates to pay) $4,100,000.00 (the “Closing Payment”) to HIM in accordance with Section 3.1(b) below.

(b) The Closing Payment shall be made (without interest thereon) by wire transfer of immediately available funds to such account as is specified in writing by HIM to PIC not later than three Business Days prior to the Closing Date.

3.2 Post-Closing Payments.

(a) Subject to the Closing having occurred hereunder, not later than 30 days following each of the first four (4) anniversaries of the earlier of (x) the Harris-Managed Phoenix Fund Shareholder Approval Date or (y) September 30, 2006, PIC (or a Purchasing Successor Adviser, if applicable) shall pay (or cause one of its Affiliates to pay) to HIM (by wire transfer of immediately available funds to the same account utilized pursuant to Section 3.1(b) hereof, or to such other account as is specified in writing by HIM to PIC (or such Purchasing Successor Adviser, if applicable) not later than ten Business Days prior to such anniversary), with respect to each Insight Money Market Fund for which PIC or an Affiliate thereof (or a Purchasing Successor Adviser, if applicable) served as the investment adviser at any time during the twelve-month period ending on such respective anniversary date, that dollar amount equal to fifty percent (50.0%) of the net profit (calculated in the same manner as set forth in the Section 15(c) board presentation made to the board of such fund for the applicable period, which, for the avoidance of doubt, does not include any allocations of SG&A or similar overhead charges), if any, earned by PIC (in the aggregate with any Affiliates thereof that served as service providers to such Insight Money Market Fund during such period) (or a Purchasing Successor Adviser, if applicable) in respect of such twelve-month period from advisory or management fees (but, for the avoidance of doubt, excluding any administration or other fees) paid by such Insight Money Market Fund to such Persons in respect of such period (as reasonably determined by PIC or such Purchasing Successor Adviser, as applicable, and PIC or such Purchasing Successor Adviser (as applicable) shall provide HIM with reasonable detail regarding the data and calculations leading to amounts paid pursuant to this Section 3.2(a) if reasonably requested to do so by HIM). Those amounts payable by PIC (or a Purchasing Successor Adviser, as applicable) to HIM pursuant to this Section 3.2(a) are sometimes referred to in this Agreement in the aggregate as the “Money Market Payments”.

(b) Subject to the Closing having occurred hereunder, in the event that, prior to the end of the Initial Period, (x) PIC or (if applicable) a Purchasing Successor Adviser (or, based on the recommendation of PIC or a Purchasing Successor Adviser (as applicable) to effect such termination, Harris Trust) terminated the Harris-Managed Insight Fund Sub-Advisory Agreement with respect to any Harris-Managed Insight Fund (other than an Excluded Shut-Down Fund), and such termination constituted a Without Cause Termination, and (y) PIC or any of its Affiliates (or a Purchasing Successor Adviser, if applicable) thereafter continued for at least thirty (30) calendar days to serve as the investment adviser to such Harris-Managed Insight Fund, then PIC (or such Purchasing Successor Adviser, if applicable) shall pay (or cause one of its Affiliates to pay) to HIM (by wire transfer of immediately available funds to the same account utilized pursuant to Section 3.1(b) hereof, or to such other account as is specified in writing by HIM to PIC (or such Purchasing Successor Adviser, if applicable) not later than two Business Days prior to such payment), not later than thirty (30) days following the earliest of (x) the Fifth Anniversary, (y) such earlier date (if any) as of which the Harris-Managed Insight Fund Sub-Advisory Agreement, the Harris-Managed Phoenix Fund Sub-Advisory Agreement, and all other sub-advisory and similar agreements with HIM (or any Affiliate thereof), have been terminated with respect to all Harris-Managed Insight Funds, Harris-Managed Phoenix Funds and Other Harris-Managed Phoenix Investment Products (unless any of such agreements have been replaced by one or more new agreements between HIM or any Affiliate thereof and a Purchasing Successor Adviser), or (z) the date (if any) that the Harris-Managed Investment Fund Termination Protection Payments become payable in accordance with Section 3.3 hereof, that dollar amount equal to the product of the following clauses (i) and (ii), together with annually compounded interest on such dollar amount accruing at the prime interest rate (as in effect and reported from time to time by JPMorgan Chase) from the date of the effectiveness of such Without Cause Termination to the Fifth Anniversary (or such earlier time as such payment has been made by PIC hereunder) (any such payment pursuant to this Section 3.2(b), a “Harris-Managed Insight Fund Termination Protection Payment”):

(i) The sum of:

(A) The product of (I) the difference (but not less than $0) resulting from (1) the product of (X) the difference (but not less than $0) resulting from the unadjusted penalty target amount of $35,000,000.00 minus the Non-Approved Phoenix Fund Reduction Amount, multiplied by (Y) the Harris-Sourced Revenue Factor, minus (2) the sum of the Terminated Phoenix Fund/Product Make-Whole Reduction Amount plus the Applicable Cash Flows, multiplied by (II) the Allocable Percentage applicable to such Harris-Managed Insight Fund at the time of such termination; plus

(B) If such Harris-Managed Insight Fund was a Harris-Managed Equity/Fixed Income Insight Fund other than an Excluded Shut-Down Fund, the product of (I) the dollar amount of the Annual Base Sub-Advisory Fee payable to HIM pursuant to the Harris-Managed Insight Fund Sub-Advisory Agreement in respect of the management of Harris-Sourced Assets invested in such Harris- Managed Equity/Fixed Income Insight Fund (calculated on a run-rate basis using the Base Sub-Advisory Fee Rate in effect, and the net asset value of the Harris-Sourced Assets invested in such fund, in each case as of immediately prior to the time of such Without Cause Termination), multiplied by (II) 2.0;

multiplied by

(ii) A fraction (A) the numerator of which is the number of days from and after the Closing Date and prior to the Fifth Anniversary, for which PIC or an Affiliate thereof (or a Purchasing Successor Adviser, if applicable) served as investment adviser to such Harris-Managed Insight Fund, and (B) the denominator of which is the number of calendar days in the Initial Period.

3.3 Purchasing Successor Adviser. None of PXP or its controlled Affiliates (including without limitation PIC) shall enter into any definitive agreement to sell for value their business of sponsoring and acting as the investment adviser to the Insight Funds and the Harris- Managed Phoenix Funds (including without limitation through a sale of PIC by PXP or a sale of the assets of PIC) unless (as elected by PIC in its sole discretion) either (a) the purchaser of such business (any such purchaser pursuant to such a definitive agreement with PXP or a controlled Affiliate thereof, from and after consummation of the transaction pursuant to which such Person becomes the adviser to the Insight Funds, the “Purchasing Successor Adviser”) shall have expressly assumed PIC’s going-forward obligations under Sections 3.2(a) and 3.2(b) and under the Strategic Partnership Agreement (such that such Purchasing Successor Adviser has agreed to make all payments required to be made pursuant to such sections as if it were “PIC” thereunder) (in which event HIM agrees to enter into new sub-advisory agreements to be in effect following consummation of such transaction on terms substantially identical to the terms of the Harris Sub-Advisory Agreements) or (b) the Harris-Managed Insight Fund Sub-Advisory Agreement is terminated in a Without Cause Termination with respect to all remaining Insight Funds for which HIM acts as sub-adviser as of immediately prior to the consummation of such sale transaction and PIC (or its Affiliate) promptly thereafter pays to HIM any Harris-Managed Insight Fund Termination Protection Payments payable pursuant to Section 3.2(b) hereof. (For the avoidance of doubt, neither a change of control of PXP (regardless of form), nor a termination of PIC (or any Affiliate thereof) as adviser with respect to any of the Insight Funds other than pursuant to a consensual sale of their business of sponsoring and acting as adviser to the Insight Funds, shall result in any “Purchasing Successor Adviser” existing for purposes of this Agreement or require PIC to comply with the requirements of the immediately preceding sentence of this Section 33, provided that for the further avoidance of doubt, a change of control of PXP (regardless of form) shall not relieve PXP or PIC of any of their obligations under this Agreement or the Strategic Partnership Agreement.)

SECTION 4. CLOSING. The closing (the “Closing”) of the transactions contemplated by Section 2 of this Agreement shall take place at the offices of Simpson Thacher & Bartlett LLP at 425 Lexington Avenue, New York, New York 10017-3954 at 10:00 a.m. local time on the final calendar day of the first calendar month in which each of the conditions to closing set forth in Sections 10 and 11 hereof (other than those conditions relating to the delivery of documentation at the Closing, provided that such documentation delivery conditions and all other conditions set forth in Sections 10 and 11 hereof also are satisfied or waived as of the Closing) were satisfied or waived at least three (3) Business Days prior to such final calendar day of such calendar month (or, if such final calendar day of such first calendar month is not a Business Day, then on the immediately following Business Day), or at such other place and time as may be mutually agreed upon in writing by the parties hereto (the “Closing Date”).

SECTION 5. REPRESENTATIONS AND WARRANTIES OF HIM.

HIM hereby makes to PIC, both as of the date of this Agreement and as of the Closing Date, each of the representations and warranties contained in this Section 5.

5.1 Corporate Organization. Each of HFC and HIM is duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of HFC and HIM is duly qualified to do business as a corporation and is in good standing in every jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it requires such qualification under applicable foreign or domestic law, except for those jurisdictions where the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

5.2 Authorization and Validity of Transactions. Each of HFC and HIM has all requisite power and authority to enter into this Agreement (in the case of HFC and HIM), the Strategic Partnership Agreement (in the case of HIM) and each of the Harris Sub-Advisory Agreements to which such Person is a party (as applicable), and to carry out its obligations hereunder and thereunder (as applicable), and in the case of HIM, to own its properties and assets and to conduct the business of providing investment management and advisory services to the Insight Funds. The execution and delivery of each of this Agreement, the Strategic Partnership Agreement and each of the Harris Sub-Advisory Agreements, and the performance by each of HFC and HIM of its obligations hereunder and thereunder (as applicable), have been duly authorized by all necessary corporate action on the part of HFC and HIM, and no other corporate proceedings on the part of HFC or HIM is necessary to authorize such execution, delivery and performance. Each of this Agreement and the Strategic Partnership Agreement has been, and at the Closing each of the Harris Sub-Advisory Agreements will have been, duly executed and delivered by each of HFC and HIM as is a party hereto or thereto (as applicable), and constitutes (or in the case of the Harris Sub-Advisory Agreement, when executed and delivered will constitute) the valid and binding obligation of each of HFC and HIM as is a party hereto or thereto (as applicable), enforceable against such Person in accordance with its terms.

5.3 No Conflict or Violation. The execution, delivery and performance by each of HFC and HIM of this Agreement (in the case of HFC and HIM), the Strategic Partnership Agreement (in the case of HIM), and (assuming the approval of the Harris Trust Board, each of the applicable Phoenix Trust Boards and the shareholders of each of the applicable Insight Funds and Phoenix Funds with respect to the execution, delivery and performance of the Harris Sub-Advisory Agreements) each of the Harris Sub-Advisory Agreements (in the case of HIM), does not and will not violate or conflict with any provision of the Constituent Documents of HFC or HIM, the Harris Trust or any of the Insight Funds, does not and will not violate any provision of law or any order, judgment or decree of any court or other governmental or regulatory authority applicable to any such Person, does not violate and will not result in a breach of or constitute (with due notice or lapse of time or both) a default under any contract (including without limitation any Insight-Related Contract), lease, loan agreement, mortgage, security agreement, trust indenture or other agreement or instrument to which any such Person is a party or by which it is bound or to which any of its properties or assets are subject, and will not result in the creation or imposition of any Lien upon any of the assets, properties or rights of HFC or HIM.

5.4 Consents and Approvals. Other than the approvals of the Harris Trust Board, each of the applicable Phoenix Trust Boards and the shareholders of the respective Insight Funds and Phoenix Funds with respect to the execution, delivery and performance of the Harris Sub-Advisory Agreements by HIM, there are no material consents, waivers, authorizations or approvals of any Governmental Entity or of any other Person that are required in connection with the execution and delivery of this Agreement, the Strategic Partnership Agreement or either of the Harris Sub-Advisory Agreements by such of HFC and HIM as is a party hereto or thereto (as applicable), the performance by either HFC or HIM of its respective obligations hereunder or thereunder (as applicable), or the consummation by any such Person of the transactions contemplated by this Agreement, the Strategic Partnership Agreement and the Harris Sub-Advisory Agreements.

5.5 Intellectual Property. Harris N.A. or one of its Affiliates has a valid ownership or other valid existing right to use the trademarks and trade names set forth on Schedule 5.5 (the “Owned Intellectual Property”), and no other trademarks or trade names are used in connection with and material to the business of the Harris Trust or the Insight Funds (including without limitation by HIM, Harris N.A. or any of their respective Affiliates in connection with the provision of services to or in respect of the Harris Trust or any of the Insight Funds). The use of the Owned Intellectual Property by HIM, Harris N.A., their respective Affiliates, the Harris Trust and the Insight Funds does not infringe any rights of any other Person in intellectual property.

5.6 Compliance with Law.

(a) HIM (i) since its inception has been (and remains) duly registered with the Securities and Exchange Commission (the “SEC”) as an investment adviser, and (ii) to the extent required by the nature of its business or assets, is duly registered with the various states as an investment adviser and with all other Governmental Entities as an investment adviser and in each other capacity as is required by law in light of the nature of its business and assets. Since its inception, HIM has not at any time been (and is currently not) registered as a broker-dealer under the Exchange Act or in any similar capacity with any other Governmental Entity (nor has any such registration by HIM at any time been required by law). HIM has prior to the date of this Agreement provided to PIC a true and correct copy of the Form ADV (including without limitation Part II thereof) of HIM as in effect on the date of this Agreement, and (for purposes of the making of this representation and warranty as of the Closing Date) has provided to PIC prior to the Closing Date any amendments thereto effected following the date of this Agreement and prior to the Closing Date.

(b) Except to the extent set forth on Schedule 1.1 hereto, the provision of services to or in respect of the Harris Trust or the Insight Funds by HIM, Harris N.A. (and any predecessor thereto) and each of their respective Affiliates has at all times since January 1, 2001 been (and currently is) conducted by them in all material respects in compliance with all applicable laws, rules and regulations (including without limitation the Investment Advisers Act of 1940, as amended (the “Advisers Act”), the Investment Company Act, the Securities Act of 1933, as amended (the “Securities Act”) and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the regulations promulgated under each of them, and all other foreign, federal or state securities laws and regulations applicable to the business or affairs or properties or assets of the Insight Funds (collectively, the “Investment Laws and Regulations”)). Except for those notices and other items of written correspondence expressly identified on Schedule 5.6(b) hereto (true and correct copies of which have been provided by HIM to PIC prior to the date of this Agreement), since January 1, 2000, none of HIM, Harris N.A. (or any predecessor thereto), Harris Trust or (solely to the extent relating to the provision of services to or in respect of the Harris Trust or the Insight Funds) any of their respective Affiliates has received notice of any material violation of any of the Investment Laws and Regulations (including without limitation any deficiency letters or similar items of correspondence from Governmental Entities), and none of HIM, Harris N.A., Harris Trust or (in connection with the provision of services to or in respect of the Harris Trust or the Insight Funds) any of their respective Affiliates is in default with respect to any order, writ, judgment, award, injunction or decree of any court or other Governmental Entity applicable to the provision of services to or in respect of the Harris Trust or the Insight Funds or the transactions contemplated hereby or otherwise applicable to any such Person. With respect to each notice or other item of written correspondence identified on Schedule 5.6(b), HIM has prior to the date of this Agreement provided to PIC all written correspondence sent by (or on behalf of) any of HIM, Harris N.A. (or any predecessor thereto), any of their respective Affiliates, the Harris Trust or any of the Insight Funds to any Governmental Entity in connection with such identified matter.

(c) HIM has adopted a written policy regarding insider trading and conflicts of interest and a Code of Ethics which complies, and for at least the past five (5) years has complied, in all material respects with all applicable provisions of the Advisers Act (including without limitation Section 204A thereof) and the Investment Company Act (including without limitation Section 17(j) thereof), a true and complete copy of which has been delivered to PIC prior to the date of this Agreement. All employees of HIM and HIM Monegy have executed acknowledgments that they are bound by the provisions of such Codes of Ethics and insider trading and conflicts policies. The policies of HIM and HIM Monegy with respect to avoiding conflicts of interest are as set forth in HIM’s or HIM Monegy’s (as applicable) Form ADV or incorporated by reference therein to the extent required by the Advisers Act, and such disclosure complies in all material respects with the requirements of Form ADV. Each of the Harris Insight Funds and the Harris Trust has adopted a Code of Ethics which complies with all applicable provisions of the Investment Company Act (including without limitation Section 17(j) thereof), copies of which have been delivered to PIC prior to the date of this Agreement. During the past five (5) years, there have been no material violations or allegations of material violations of such Codes of Ethics, insider trading policies or conflicts policies.

(d) Prior to the date of this Agreement, HIM has provided to PIC correct and complete copies of each of those legal and regulatory compliance reports attached to that certain letter, of even date herewith, from HIM to PIC (collectively, the “Compliance Reports”), including without limitation (i) that certain memorandum entitled “Overview of Harris Insight Funds Trust Material Compliance Issues”, dated as of February 13, 2006, delivered by Harris N.A. to the Phoenix Trust Boards, (ii) that certain chart entitled “HIM Reponses to CCO Reports: Material Compliance Matters Memos”, dated as of February 15, 2006, delivered by Harris N.A. to the Phoenix Trust Boards, and (iii) that certain chart entitled “Descriptions of HIM Procedures and Status” delivered by Harris N.A. to the Phoenix Trust Boards (the foregoing items (i)-(iii), collectively, the “Phoenix Trust Board Report”), attached to such letter from HIM to PIC. Other than the Compliance Reports, since January 1, 2001, neither HIM nor any of its Affiliates has been provided with (or is otherwise aware of) any written report prepared by or on behalf of HIM, Harris N.A. (or any predecessor thereto), any of their respective Affiliates, the Harris Trust or any of the Insight Funds (including without limitation by or on behalf of any of the trustees, officers, employees, legal counsel, auditors or other service providers of or to any of the foregoing) relating to matters of non-compliance (or potential non-compliance) with law or regulation or compliance policies involving the Harris Trust, any of the Insight Funds, or services provided to or in respect of any of them by HIM, Harris N.A. (or any predecessor thereto) or any of their respective Affiliates. Prior to the date of this Agreement, HIM, Harris N.A. or one of their Affiliates, as applicable, has taken each remedial action that is expressly described in the Phoenix Trust Board Report with respect to the matters addressed in the Phoenix Trust Board Report and that was required to be taken (or otherwise is described in such report as having been taken) prior to the date of this Agreement.

(e) Neither HIM nor any of its Affiliates, or any other persons “associated” (as defined under the Advisers Act or the Exchange Act, as applicable) with any of them, has been convicted of any crime or has been subject to any disqualification that would be the basis for denial, suspension or revocation of registration of any investment adviser under

Section 203(e) of the Advisers Act or Rule 206(4)-4(b) thereunder, or of a broker-dealer under Section 15(b)(4) of the Exchange Act or for disqualification as an investment adviser or a principal underwriter for any registered investment company pursuant to Section 9(a) of the Investment Company Act during the ten-year period immediately preceding the date of this Agreement.

5.7 Litigation. Except to the extent set forth on Schedule 5.7 hereto, there are no material claims, actions, suits, proceedings, labor disputes or investigations (each, an “Action”) pending or, to the knowledge of HIM, threatened, by or before any court or Governmental Entity, or before any arbitrator of any nature, brought by or against HIM, Harris Trust or any of their respective Affiliates or their respective officers, members, managers, employees or agents, in any such case (in connection with the provision of services to or in respect of the Harris Trust or the Insight Funds), nor is any basis known to HIM for any such Action except to the extent set forth on Schedule 5.7 hereto. Except to the extent set forth on Schedule 5.7 hereto, there is no Action pending, or to the knowledge of HIM, threatened, relating to the termination of, or limitation of, HIM’s rights under its registration under the Advisers Act, as an investment adviser or any similar or related rights under any registrations or qualifications with any other Governmental Entity or self-regulatory bodies, or under any other Investment Laws and Regulations.

5.8 Contracts.

(a) Schedule 5.8(a) sets forth a complete and correct list of (collectively, the “Insight-Related Contracts”) all material contracts, agreements, plans and arrangements (and, in the case of any that are not in writing, a description of the material terms thereof) to which HIM, Harris N.A. or any of their respective Affiliates is a party (including without limitation each employment agreement with any of the persons listed on Schedule 5.11 hereto) that relate to the provision of services to or in respect of the Harris Trust or the Insight Funds, and all material contracts, agreements, plans and arrangements (and, in the case of any that are not in writing, a description of the material terms thereof) to which the Harris Trust or any of the Insight Funds is a party, including without limitation each of their investment advisory or sub-advisory agreements, distribution or underwriting contracts, plans adopted pursuant to Rule 12b-1 under the Investment Company Act, arrangements for the payment of service fees (as such term is defined in Rule 2830 of the NASD Conduct Rules), administrative services agreements and other material agreements and contracts (other than contracts and agreements entered into by the Insight Funds in the ordinary course of business solely to execute their portfolio investments, e.g., confidentiality and similar agreements relating to the review of materials for potential portfolio investments). Each Insight-Related Contract is valid, binding, and enforceable against such of HIM, Harris N.A., the Harris Trust or their respective Affiliates as is a party thereto in accordance with its terms, and is in full force and effect; none of HIM, Harris N.A., the Harris Trust or any of their respective Affiliates is in material default under or violation of any Insight-Related Contract to which it is a party, and no event has occurred which, with due notice or lapse of time or both, would constitute such a material default. To the knowledge of HIM, no other party to any Insight-Related Contract is in default in respect thereof, and no event has occurred which, with due notice or lapse of time or both, would constitute such a material default. Prior to the date of this Agreement, HIM has delivered to PIC true and correct copies of each of the Insight-Related Contracts.

(b) Except as described on Schedule 5.8(b) (including without limitation with respect to both the terms and duration of any such arrangements), there are no contracts, agreements, arrangements or understandings pursuant to which HIM, Harris N.A. or any of their respective Affiliates has undertaken or agreed to cap, waive, offset, reimburse or otherwise reduce any fees or other charges payable by or with respect to the Harris Trust or any of the Insight Funds (or otherwise in connection with services provided to or in respect of the Harris Trust or any of the Insight Funds by HIM, Harris N.A. or any of their respective Affiliates or any other Person) (including without limitation through remissions to or for the benefit of any trust or similar client of any such Person).

5.9 No Brokers. Other than Berkshire Capital Securities (all of the fees and expenses of which will be borne solely by HIM), no broker, finder or similar intermediary has acted for or on behalf of HIM or any of its Affiliates, or is entitled to any broker’s, finder’s or similar fee or other commission from HIM or any of its Affiliates in connection with this Agreement or the transactions contemplated hereby.

5.10 Absence of Certain Changes. Except to the extent disclosed on Schedule 5.10 hereto, since December 31, 2005 none of HIM, the Harris Trust or any of the Insight Funds has (i) suffered any event, circumstance, condition, change or effect which has had or could reasonably be expected to have a Material Adverse Effect, or (ii) taken any action which, had it occurred after the date hereof and prior to the Closing, would have required PIC’s consent under Section 7.1(a) hereof. Since December 31, 2005, each of HIM, Harris N.A. and their respective Affiliates has provided services to or in respect of (as applicable) the Harris Trust and the Insight Funds only in the ordinary course of business and consistently with past practice.

5.11 Portfolio Management and Other Personnel. Schedule 5.11 hereto sets forth a true and complete list of (i) each of the portfolio managers and other senior portfolio management personnel at HIM who performs investment management services for or in respect of any of the Insight Funds, and (ii) each of the directors, officers and employees of the Harris Trust or any of the Insight Funds, including with respect to each such individual (i) his or her name, title and approximate date of commencement of employment with such Person and (ii) in the case of portfolio managers and other senior portfolio management personnel, identification of which of the Insight Funds for which such person provides services.

5.12 Certain Matters Regarding the Insight Funds.

(a) Schedule 5.12(a) hereto identifies each of the service capacities (e.g., advisory, sub-advisory, administration, distribution, servicing, transfer agency, etc.) served by HIM, HIM Monegy, Harris N.A. or any of their respective Affiliates as of the date of this Agreement to or in respect of the Harris Trust or any of the Insight Funds, and identifies which of HIM, Harris N.A., Harris N.A. or the respective Affiliates thereof serves in such capacity and the approximate date of commencement thereof. HFC is the ultimate U.S. parent entity of HIM, HIM Monegy, Harris N.A. and each of the other Affiliates of HIM doing business under the “Harris” name, and HFC has stockholder’s book equity as of the date of this Agreement (calculated in accordance with GAAP) in excess of $4 billion.

(b) There are no consent judgments or SEC or judicial orders on or otherwise binding on HIM, Harris N.A. or any of their respective Affiliates, or on Harris Trust or any of the Insight Funds, in any such case currently in effect. HIM has prior to the date of this Agreement provided PIC with true and correct copies of all no-action letters, exemptive orders (including the related applications) and similar regulatory relief at any time granted to the Harris Trust or any of the Insight Funds that remains applicable to any of their respective businesses as of the date of this Agreement, and/or granted to HIM, Harris N.A. or any of their respective Affiliates relating to services provided to or in respect of the Harris Trust or any of the Insight Funds that remains applicable to any of their respective businesses as of the date of this Agreement, and Schedule 5.12(b) hereto sets forth a list of each such no-action letter, exemptive order or other grant of regulatory relief.

(c) The Harris Trust was duly established and is validly existing and in good standing in the jurisdiction in which it is organized and has all requisite power and authority to conduct its business in the manner and in the places where such business is currently conducted. Each Insight Fund is and has been, since its inception, engaged solely in the business of an investment company. Since inception, each of the Insight Funds have been a duly registered investment company under the Investment Company Act and the rules and regulations promulgated thereunder and duly registered or licensed and in good standing under the laws of each jurisdiction in which such qualification is necessary, except where the failure to be duly registered or in good standing would not reasonably be expected to have a Material Adverse Effect. Neither the Harris Trust’s current registration statement on Form N-1A on file with the SEC, nor any amendments thereto (such registration statement, together with such amendments, the “Harris Trust N-1A”), excluding in each case information contained therein that was furnished by parties other than HIM and its Affiliates, contained at the time such registration statement or amendment became effective, an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. True and correct copies of the current registration statement of each of the Insight Funds under the Investment Company Act and under the Securities Act have been provided to PIC by HIM prior to the date of this Agreement.

(d) Except to the extent set forth on Schedule 1.1, each of the Insight Funds’ investments have at all times been made in accordance in all material respects with its investment policies and restrictions set forth in its registration statement in effect at the time the investments were made, and have been held in all material respects in accordance with its respective investment policies and restrictions to the extent applicable and in effect at the time such investments were held.

(e) (i) Each of the Insight Funds has timely filed all reports, registration statements and other documents, together with any amendments required to be made with respect thereto, that were required to be filed with any Governmental Entity, including the SEC (the “Fund Regulatory Documents”), and has paid all fees and assessments due and payable in connection therewith, and (ii) as of their respective dates, each of the foregoing filings complied in all material respects with the requirements of the securities laws and the rules and regulations of the SEC promulgated thereunder applicable to such Fund Regulatory Documents, and none of the Fund Regulatory Documents or related prospectuses, as of their respective dates, excluding in each case information contained therein that was furnished by parties other than HIM or any of its Affiliates, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. HIM has prior to the date of this Agreement made available to PIC a complete copy of each Fund Regulatory Document filed with the SEC since January 1, 2001 and prior to the date of this Agreement, and will deliver to PIC promptly after the filing thereof a complete copy of each Fund Regulatory Document filed with the SEC by an Insight Fund after the date hereof and prior to the Closing.

(f) The Insight Fund Proxy Statement, and the written information provided to the Harris Trust Board in connection with this Agreement and the transactions contemplated hereby, will at the time such information is provided and, in the case of such proxy statement, the date of the shareholder meeting for which such proxy statement will be used, as then amended or supplemented, in each case will (other than with respect to written information provided by PIC or any of its Affiliates specifically for inclusion therein, as to which no representation or warranty is made) be accurate and complete in all material respects and will not contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. All information provided by HIM or any of its Affiliates for inclusion in the Phoenix Fund Proxy Statement will, as of the date of the shareholder vote for which such proxy statement will be used, as then amended or supplemented, in each case be accurate and complete in all material respects and will not contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(g) For all taxable years since inception, each of the Insight Funds has elected to be treated as, and has qualified to be classified as, a regulated investment company taxable under Subchapter M of Chapter 1 of the Code and under any similar provisions of state or local law in any jurisdictions in which such Insight Fund filed, or is required to file, a tax return. Each of the Insight Funds has timely filed all material tax returns and reports (including information returns, declarations and reports) (the “Insight Fund tax returns”) required to be filed by it with any taxing authorities and has paid, or withheld and paid over, all taxes which were shown to be due on the Insight Fund tax returns. The information contained in such Insight Fund tax returns is true, correct and complete in all material respects. Each of the Insight Funds has complied with the regulated investment company distribution requirements set forth in Sections 852, 855 and 4982 of the Code and the Treasure regulations promulgated thereunder, including without limitation (i) performed all distribution calculations properly and accurately, (ii) made all distributions in a timely manner and (iii) complied with all procedures associated with the distribution declarations. With respect to each Insight Fund, there are no liabilities for taxes which have not been paid in prior periods or for which an adequate reserve for such liability does not exist. With respect to each Insight Fund, no claims have been or are being asserted by any taxing authorities with respect to any taxes and, to the knowledge of HIM, there are no threatened claims for taxes.

(h) None of HIM or its Affiliates or any person who is an “affiliated person” (as defined in the Investment Company Act) or any other “interested person” of HIM or its Affiliates (as defined in the Investment Company Act), receives or is entitled to receive any compensation directly or indirectly (i) from any Person in connection with the purchase or sale of securities or other property to, from or on behalf of any of the Insight Funds, other than bona fide ordinary compensation as principal underwriter for any of the Insight Funds or as broker in connection with the purchase or sale of securities in compliance with Section 17(e) of the Investment Company Act, or (ii) from any of the Insight Funds or its security holders for other than bona fide investment advisory, administrative or other services. Accurate and complete disclosure of all such compensation arrangements has been made in the Insight Funds N-1A to the extent required to be disclosed therein.

(i) HIM has prior to the date of this Agreement provided to PIC true, correct and complete copies of the audited financial statements of each of the Insight Funds for the past three fiscal years (or such shorter period as such Insight Fund shall have been in existence), and unaudited financial statements of each of the Insight Funds for the first six months of its most recent fiscal year if the ending date of such six-month period occurred more than fifteen (15) days prior to the date of this Agreement (each hereinafter referred to as an “Insight Fund Financial Statement”). Each of the Insight Fund Financial Statements presents fairly in all material respects the consolidated financial position of the related Insight Fund in accordance with GAAP applied on a consistent basis (except as otherwise noted therein) at the respective date of such Insight Fund Financial Statement and the results of operations and changes in net asset value for the respective periods indicated subject, in the case of unaudited financial statements, to the absence of notes and normal year-end audit adjustments. The Insight Fund Financial Statements reflect and disclose all material changes in accounting principles and practices adopted by each of the Insight Funds during the periods covered by each Insight Fund Financial Statement. None of the Insight Funds has any liabilities of any nature, whether accrued, absolute, contingent or otherwise, asserted or unasserted, known or unknown, except: (i) liabilities reflected or adequately reserved against on the most recent balance sheet included in its Insight Fund Financial Statements and (ii) liabilities incurred after the date of the most recent balance sheet included in its Insight Fund Financial Statements in the ordinary course of business of such Insight Fund consistent with past practice that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. None of the fees or other compensation payable to any of the trustees of the Harris Trust have been deferred, and all of such compensation has been paid on a current cash basis when earned by such trustees.

(j) To the knowledge of HIM, since December 31, 2000 (i) the names and addresses of the investors in the Insight Funds set forth in the books and records of HIM and/or the Harris Trust (as applicable) have been (and are) accurate and complete (and correctly reflect the factual information relating to the underlying investors in interest) in all material respects; (ii) all account statements and similar materials of Harris Trust have been (and are) correct and complete and have been (and are) mailed to the name and address on record with HIM and/or the Harris Trust (as applicable) for each account of such investors, and (iii) all post office box or “care of” designations to which any account statements or similar materials are mailed have been (and are) requested by the applicable underlying investors.

(k) Schedule 5.12(k) hereto sets forth:

(i) With respect to each of the Insight Funds, (A) such Insight Fund’s total net asset value as of February 28, 2006 and (B) the dollar amount of Harris-Sourced Assets in such Insight Fund as of such date (calculated as if such date had been the Closing Date hereunder) that were invested in such Insight Fund as of such date through HFC or any controlled Affiliate thereof by investment management, brokerage or banking clients of HFC or controlled Affiliates thereof;

(ii) With respect to each of the Insight Funds, the names of any shareholder in such Insight Fund (including without limitation any employee benefit plan) that (in the aggregate with all of its Affiliates) held 5% or more of the outstanding shares of any class of such Insight Fund as of February 28, 2006 (based on public filings and/or the shareholder records of such funds), and the percentage of the total net asset value of such Insight Fund attributable to shares held by such shareholder and its Affiliates as of such date;

(iii) With respect to each of the Insight Funds, the advisory fee rate, sub-advisory fee rate, administration fee rate, distribution fee rate, and each other fee rate, payable by the Harris Trust or such Insight Fund for services performed by or in respect of such Insight Fund (including without limitation by any affiliated or third-party subcontractor who performs such services pursuant to a contract with any such Person) by HIM, HIM Monegy, Harris N.A. or any of their respective Affiliates (net of any expense reimbursements, waivers or similar offsets or arrangements payable to the Harris Trust or any of the Harris-Managed Insight Funds), and the fee rates payable by each such Person to any such affiliates or third-party sub-contractor in respect of services performed by any such affiliated or third-party sub-contractor for or in respect of the Harris Trust or any of the Insight Funds; and

(iv) (A) The gross annual revenues payable by the Harris Trust and the Insight Funds in the aggregate to HIM, Harris N.A. and their respective Affiliates as of February 28, 2006 (calculated on a run-rate basis as of such date), (B) the net annual revenues payable by the Harris Trust and the Insight Funds in the aggregate to HIM, Harris N.A. and their respective Affiliates as of February 28, 2006 (net of any expense reimbursements, waivers or similar offsets or arrangements payable to the Harris Trust or any of the Harris-Managed Insight Funds) (calculated on a run-rate basis as of such date), (C) the annual revenues payable by HIM, Harris N.A. and their respective Affiliates to third-party sub-contractors from such revenues (or from any other source) as of February 28, 2006 (calculated on a run-rate basis as of such date) for services performed by such third parties for or in respect of the Harris Trust or any of the Insight Funds as of such date, and (D) the resulting net annual revenues retained by HIM, Harris N.A. and their respective Affiliates in the aggregate from the gross revenues described in clause (iv)(A) above as of February 28, 2006 (calculated on a run-rate basis as of such date).

(l) As of the close of business on February 28, 2006, the aggregate annual advisory fees payable by the Insight Funds to HIM (the ““Signing Harris-Sourced Run-Rate Revenue Amount”) are $27,487,105.00 (calculated on a run-rate basis using the fee rates in effect and the net asset values of such funds as of the close of business on February 28, 2006, and reduced for all expense reimbursements, waivers and similar offsets and arrangements payable to the Harris Trust or any of the Harris-Managed Insight Funds in effect as of the date of this Agreement).

SECTION 6. REPRESENTATIONS AND WARRANTIES OF PIC.

PIC hereby makes to HIM, both as of the date of this Agreement and as of the Closing Date, each of the representations and warranties contained in this Section 6.

6.1 Corporate Organization. Each of PIC and PXP is a corporation duly organized, validly existing and in good standing under the laws of the State of Connecticut and the State of Delaware, respectively, and has all requisite corporate power and authority to own its properties and assets and to conduct its businesses as now conducted. Each of PIC and PXP is duly qualified to do business as a corporation and is in good standing in every jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it requires such qualification under the applicable foreign or domestic law, except for those jurisdictions where the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on PIC, PXP or (following the Closing) the Insight Funds.

6.2 Authorization and Validity of Agreement. Each of PIC and PXP has all requisite corporate power and authority to enter into this Agreement (in the case of PIC and PXP), the Strategic Partnership Agreement (in the case of PIC) and each of the Harris Sub- Advisory Agreements (in the case of PIC), and to carry out its obligations hereunder and thereunder (as applicable). The execution and delivery of this Agreement (in the case of PIC and PXP), the Strategic Partnership Agreement (in the case of PIC) and the Harris Sub-Advisory Agreements (in the case of PIC), and the performance of PIC’s and PXP’s respective obligations hereunder and thereunder (as applicable) have been duly authorized by all necessary corporate action on the part of PIC and PXP, and no other corporate proceedings on the part of PIC or PXP are necessary to authorize such execution, delivery and performance. Each of this Agreement and the Strategic Partnership Agreement has been, and at the Closing each of the Harris Sub- Advisory Agreements will have been, duly executed and delivered by such of PIC and PXP as is a party hereto or thereto (as applicable), and constitutes or will constitute (as applicable) PIC’s and PXP’s (as applicable) valid and binding obligation, enforceable against such of PIC and PXP as is a party hereto or thereto (as applicable) in accordance with its terms.

6.3 No Conflict or Violation. The execution, delivery and performance by PIC and PXP of this Agreement (in the case of PIC and PXP), the Strategic Partnership Agreement (in the case of PIC) and (assuming the receipt of the approval of the Harris Trust Board, each of the applicable Phoenix Trust Boards and the shareholders of each of the applicable Insight Funds and Phoenix Funds) each of the Harris Sub-Advisory Agreements, does not and will not violate or conflict with any provision of its Constituent Documents, does not and will not violate any provision of law or any order, judgment or decree of any court or other governmental or regulatory authority, nor violate nor will result in a breach of or constitute (with due notice or lapse of time or both) a default under any contract, lease, loan agreement, mortgage, security agreement, trust indenture or other agreement or instrument to which PIC or PXP (as applicable) is a party or by which it is bound or to which any of its properties or assets is subject.

6.4 Consents and Approvals. Other than the approval of the Harris Trust Board, each of the applicable the Phoenix Trust Boards and the shareholders of each of the applicable Insight Funds and Phoenix Funds with respect to the execution, delivery and performance of the Harris Sub-Advisory Agreements, the execution, delivery and performance of this Agreement, the Strategic Partnership Agreement and each of the Harris Sub-Advisory Agreements by PIC and (solely in the case of this Agreement) PXP does not require the consent or approval of, or filing with, any Governmental Entity or other entity or Person, except for such consents, approvals or filings the failure of which to obtain or make would not, individually or in the aggregate, have a material adverse effect on the ability of PIC or PXP to consummate the transactions contemplated hereby.

6.5 No Disqualifications. Neither PIC nor any of its Affiliates or any other persons “associated” (as defined under the Advisers Act or the Exchange Act, as applicable) with PIC has been convicted of any crime or has been subject to any disqualification that would be the basis for denial, suspension or revocation of registration of any investment adviser under Section 203(e) of the Advisers Act or Rule 206(4)-4(b) thereunder, or of a broker-dealer under Section 15(b)(4) of the Exchange Act or for disqualification as an investment adviser or a principal underwriter for any registered investment company pursuant to Section 9(a) of the Investment Company Act during the ten-year period immediately preceding the date of this Agreement.

6.6 Proxy Statement. All information provided by PIC or its Affiliates for inclusion in the Insight Fund Proxy Statement will, as of the date of the shareholder vote for which such proxy statement will be used, as then amended or supplemented, in each case be accurate and complete in all material respects and will not contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

6.7 No Brokers. No broker, finder or similar intermediary has acted for or on behalf of PIC or any of its Affiliates, or is entitled to any broker’s, finder’s or similar fee or other commission from PIC or any of its Affiliates in connection with this Agreement or the transactions contemplated hereby.

SECTION 7. COVENANTS OF HIM.

7.1 Conduct of Business.

(a) Without the prior written consent of PIC, from and after the date of this Agreement until the Closing, HIM shall not (and shall cause its Affiliates not to), except as reasonably necessary to comply with HIM’s fiduciary duties under applicable laws and regulations or its obligations under this Agreement:

(i) make or recommend to the Harris Trust Board any material change in the operation or management of the Harris Trust or any of the Insight Funds;

(ii) make any sale, assignment, transfer or other conveyance of the Existing Advisory Agreement (or any material assets relating to the services provided thereunder) or any of HIM’s rights thereunder;

(iii) settle, release or forgive any material claim or litigation with respect to the provision of management and advisory services to the Insight Funds or waive any right thereto;

(iv) amend, modify, waive, terminate, or fail to diligently enforce, any Insight-Related Contract (with respect to the rights or obligations of the Harris Trust, any Insight Fund, HIM or any Affiliate thereof under any such contract); or

(v) commit to do any of the foregoing.

(b) From and after the date hereof and until the Closing, HIM shall (and shall cause its Affiliates to):

(i) use commercially reasonable efforts to provide management, advisory and other services to the Harris Trust and the Insight Funds in the ordinary course of business consistent with past practice;

(ii) keep all books of account, files and records relating to the Harris Trust or any of the Insight Funds in the ordinary course of business and in accordance with past practice; and

(iii) use commercially reasonable efforts to preserve intact its operations, organization and reputation relating to the Harris Trust and the Insight Funds (including without limitation relationships with portfolio management personnel) and preserve the goodwill and business relationships of the Harris Trust and the Insight Funds.

7.2 Commercially Reasonable Efforts; Consents and Approvals. Upon the terms and subject to the conditions of this Agreement, from and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with Section 12 hereof (except to the extent expressly set forth in the proviso to Section 7.2(b) below), HIM shall (and shall cause its Affiliates to) use commercially reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable consistent with applicable laws and regulations to consummate and make effective in the most expeditious manner practicable the transactions contemplated hereby (subject in each case to HIM’s fiduciary duties under applicable laws and regulations), including without limitation by using commercially reasonable efforts:

(a) to obtain the necessary approvals of the Harris Trust Board and (where required by the Investment Company Act) the shareholders of the Insight Funds for (i) the New Advisory Agreement, the Harris-Managed Insight Fund Sub-Advisory Agreement, the Seneca-Managed Insight Fund Sub-Advisory Agreement, the Vontobel-Managed Insight Fund Sub-Advisory Agreement, the New Administration Agreement, the New Sub-Administration Agreement, the New Transfer Agency Agreement, the New Sub-Transfer Agency Agreement and the New Distribution Agreement, (ii) the election as the trustees of the Harris Trust of those persons identified on Schedule 11(g)(i) hereto (such that the board of trustees of the Harris Trust will be comprised solely of such scheduled persons as of the Closing), (iii) the election by the Harris Trust Board of those persons identified on Schedule 11(g)(ii) hereto to those offices of the Harris Trust set forth opposite such respective persons’ names on such schedule (such that the officers of the Harris Trust will be comprised solely of such scheduled persons as of the Closing), (iv) the Insight Fund Prospectus Amendment and (v) the change of the name of the Harris Trust to “Phoenix Insight Funds Trust” and the names of the Insight Funds to “Phoenix Insight Funds” (the matters described in the foregoing clauses (i)-(vi), collectively, the “Outside Approval Matters”), with the forms of all materials to be used in connection therewith (including without limitation the Insight Fund Proxy Statement) to be in form and substance reasonably acceptable to each of PIC and HIM (and each of PIC and HIM shall be given reasonable opportunity to review and comment upon all such materials prior to their use);

(b) to assist PIC in its efforts to obtain the necessary approvals of each of the applicable Phoenix Trust Boards and the shareholders of the Harris-Managed Phoenix Funds for the Harris-Managed Phoenix Fund Sub-Advisory Agreement; provided, however, that HIM shall continue following the Closing until September 30, 2006 to use commercially reasonable efforts to assist PIC in obtaining such necessary approvals of the shareholders of any such Harris-Managed Phoenix Fund for which board approval was obtained prior to the Closing but with respect to which such shareholder approval was not obtained prior to the Closing (and HIM shall enter into the Harris-Managed Phoenix Fund Sub-Advisory Agreement with PIC with respect to any such Harris-Managed Phoenix Fund promptly following such a receipt of shareholder approval with respect thereto);

(c) to cause the relevant parties to terminate (effective as of the Closing) the Existing Administration Agreement, the Existing Sub-Administration Agreement, the Existing Transfer Agency Agreement, the Existing Sub-Transfer Agency Agreement and the Existing

Distribution Agreement, to assist PEPCO in connection with entering into the New Administration Agreement, the New Sub-Administration Agreement, the New Transfer Agency Agreement, the New Sub-Transfer Agency Agreement and the New Distribution Agreement, and to assist PIC in entering into the applicable services agreement with any applicable Substitute Service Provider hereunder); and

(d) to assist and cooperate with PIC and the Harris-Managed Phoenix Funds in preparing and filing all documents required to be submitted by PIC and/or the Harris-Managed Phoenix Funds to any Governmental Entities (including the preparation and filing of all proxy statements required under the Investment Company Act (the “Phoenix Fund Proxy Statement”)) in connection with the transactions contemplated hereby, and in obtaining any governmental consents, waivers, authorizations or approvals which may be required to be obtained by PIC and/or the Harris-Managed Phoenix Funds in connection with such transactions (which assistance and cooperation shall include, without limitation, timely furnishing to PIC all information concerning HIM that counsel to PIC reasonably determines is required to be included in the Phoenix Fund Proxy Statement and in obtaining any such required consent, waiver, authorization or approval).

7.3 Insight Fund Prospectus Amendment. As promptly as practicable following the date hereof (and in any event not later than seventy-five (75) days prior to the Closing Date), HIM shall cause to be prepared and filed with the SEC an amendment to the registration statement of the Insight Funds reflecting the changes in service provider arrangements and other matters contemplated by this Agreement (the “Insight Fund Prospectus Amendment”), with such amendment (and any subsequent changes thereto) to be in form and substance reasonably acceptable to each of PIC and HIM (and each of PIC and HIM shall be given reasonable opportunity to review and comment upon such amendment and any such subsequent changes thereto prior to its filing).

7.4 Access to Operations. Subject to applicable legal restrictions, HIM shall afford to PIC reasonable access during normal business hours to the operations of HIM related to the Insight Funds throughout the period prior to the Closing Date (or the earlier termination of this Agreement pursuant to Section 12).

7.5 Notice of Breach and Other Developments. Through the Closing Date, HIM shall promptly give written notice with particularity upon having actual knowledge of any matter that may constitute a breach of any representation, warranty, agreement or covenant contained in this Agreement or result in a condition contained in the Agreement not being satisfied.

7.6 Confidentiality. For a period beginning the date hereof and ending on the Fifth Anniversary, HIM shall, and shall cause its Affiliates and their respective officers, directors, employees, agents and representatives to, hold in strict confidence and not disclose to any Person any confidential data or information relating to the provision of investment management, advisory or other services to the Insight Funds, except (a) such data or information as is publicly available or becomes publicly available in a manner that does not violate this Section 7.6 and

(b) such disclosure as may be required by law or regulation or by judicial or administrative order, provided, in the case of clause (b), that HIM provide PIC with reasonably prompt advance written notice of any such legal requirement so that HIM may seek a protective order or other appropriate remedy.

7.7 Names. HIM shall (and shall cause its Affiliates to) use commercially reasonable efforts to cause the name of the Harris Trust to be changed to the “Phoenix Insight Funds Trust”, and the names of the Insight Funds to be changed to the “Phoenix Insight Funds”, in each case effective as of the Closing. HIM hereby waives (on its own behalf and on behalf of each of its Affiliates) any objection to (and hereby consents, on its own behalf and on behalf of its Affiliates, to) the use by PIC, its Affiliates, the Harris Trust, the Insight Funds and/or third parties of (a) the names “Phoenix Insight Funds Trust” and “Phoenix Insight Funds” (or any derivations thereof), and (b) derivations of any of the names, marks, logos or other intellectual property included in the Owned Intellectual Property that PIC, its Affiliates, the Harris Trust or the Insight Funds may determine now or in the future to use in connection with the business of the Harris Trust or any of the Insight Funds, and to any trade mark, trade name or other intellectual property protections that may be sought by any of them in connection therewith (provided that HIM does not hereby consent to any such Person seeking intellectual property protections for names, marks, logos or other intellectual property that includes the name “Harris”), and HIM acknowledges and agrees that, as between HIM and PIC, PIC will own all rights in such names and other intellectual property (for the avoidance of doubt, other than any such name or other intellectual property that includes the name “Harris”) exclusively, and that HIM will take (and cause its Affiliates to take) no action inconsistent with such ownership by PIC. HIM shall (and shall cause each of its applicable Affiliates to) promptly deliver to PIC any written evidences of such waiver and consent or ownership described in the immediately preceding sentence as may from time to time be requested by PIC or any of its Affiliates in connection with the matters contemplated by this Section 7.7 (including without limitation in connection with any trade mark, trade name or similar intellectual protections that PIC or any of its Affiliates may seek in connection with the use and/or protection of such names throughout the world on their own behalf and/or on behalf of the Harris Trust and/or the Insight Funds). From and after the Closing, HIM shall not (and shall cause its Affiliates not to) use in commerce or otherwise the name “Insight Funds” (or any derivations thereof that are confusingly similar thereto).

7.8 Tail Insurance Policy. As promptly as practicable following the date of this Agreement (and in any event not later than thirty days prior to the Closing), HIM shall use its reasonable best efforts to cause the Harris Trust (at HIM’s expense) to notify its current insurer under the Harris Trust’s existing directors’ and officers liability insurance policies that the Harris Trust is electing to extend the coverage thereunder (with respect to acts and omissions occurring prior to the Closing) for a “tail” period of 5 years post-Closing, which tail coverage will apply to each of those persons who will become a trustee or officer of the Harris Trust as of the Closing in connection with the transactions contemplated by this Agreement (with no reductions in policy limits or coverages, or other adverse modifications, in connection therewith from the levels currently in effect) with respect to acts and omissions occurring prior to the Closing (if such coverage is available from such insurer), such that each such new trustee or officer (as applicable) of the Harris Trust will be covered by each such policy during such tail period to the extent that any such person is named as a co-defendant with any of the current trustees or officers of the Harris Trust in any actions relating to such pre-Closing matters), with such “tail” insurance (including without limitation with respect to the addition of such new trustees thereto) to be in form and substance reasonably acceptable to PIC (such “tail” insurance policy described in this Section 7.8 covering such new trustees and officers of the Harris Trust, the “Tail Insurance Policy”).

SECTION 8. COVENANTS OF PIC.

8.1 Commercially Reasonable Efforts; Consents and Approvals. Upon the terms and subject to the conditions of this Agreement, from and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with Section 12 hereof (except to the extent expressly set forth in the proviso to Section 8.1(a) below), PIC shall (and shall cause its Affiliates to) use commercially reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable consistent with applicable laws and regulations to consummate and make effective in the most expeditious manner practicable the transactions contemplated hereby (subject in each case to PIC’s fiduciary duties under applicable laws and regulations), including without limitation using commercially reasonable efforts:

(a) to obtain the necessary approvals of each of the applicable Phoenix Trust Boards and the shareholders of the Harris-Managed Phoenix Funds for the Harris-Managed Phoenix Fund Sub-Advisory Agreement, and HIM shall be given reasonable opportunity to review and comment upon the Phoenix Fund Proxy Statement prior to its filing; provided, however, that PIC shall continue following the Closing until September 30, 2006 to use commercially reasonable efforts to obtain such necessary approvals of the shareholders of any such Harris-Managed Phoenix Fund for which board approval was obtained prior to the Closing but with respect to which such shareholder approval was not obtained prior to the Closing (and PIC shall enter into the Harris-Managed Phoenix Fund Sub-Advisory Agreement with HIM with respect to any such Harris-Managed Phoenix Fund promptly following such a receipt of shareholder approval with respect thereto);

(b) to assist HIM in its efforts to obtain the necessary approvals of the Harris Trust Board and (where required by the Investment Company Act) the shareholders of the Insight Funds with respect to each of the Outside Approval Matters, with the form and substance of all materials to be used in connection therewith (including without limitation the Insight Fund Proxy Statement) to be reasonably acceptable to each of PIC and HIM (and each of PIC and HIM shall be given reasonable opportunity to review and comment upon all such materials prior to their use);

(c) to assist HIM in obtaining from the relevant parties the termination (effective as of the Closing) of the Existing Administration Agreement, the Existing Sub-Administration Agreement, the Existing Transfer Agency Agreement, the Existing Sub-Transfer Agency Agreement and the Existing Distribution Agreement, and to enter into the

New Administration Agreement, the New Sub-Administration Agreement, the New Transfer Agency Agreement, the New Sub-Transfer Agency Agreement, the New Distribution Agreement, the Seneca-Managed Insight Fund Sub-Advisory Agreement and the Vontobel-Managed Insight Fund Sub-Advisory Agreement; and

(d) to assist and cooperate with HIM and the Insight Funds in preparing and filing all documents required to be submitted by HIM and/or the Insight Funds to any Governmental Entities (including the preparation and filing of all proxy statements required under the Investment Company Act (the “Insight Fund Proxy Statement” and, together with the Phoenix Fund Proxy Statement, the “Proxy Statements”)) in connection with the transactions contemplated hereby, and in obtaining any governmental consents, waivers, authorizations or approvals which may be required to be obtained by HIM in connection with such transactions (which assistance and cooperation shall include, without limitation, timely furnishing to HIM all information concerning PIC that counsel to HIM reasonably determines is required to be included in the Insight Fund Proxy Statement, the Insight Fund Prospectus Amendment or such other documents, and in obtaining any such required consent, waiver, authorization or approval).

8.2 Notice of Breach and Other Developments. Through the Closing, PIC shall promptly give written notice with particularity upon having actual knowledge of any matter that may constitute a breach of any of its representations, warranties, agreements or covenants contained in this Agreement or result in a condition contained in this Agreement not being satisfied.

8.3 Confidentiality. For a period beginning the date hereof and ending on the Fifth Anniversary, PIC shall, and shall cause its Affiliates and their respective officers, directors, employees, agents and representatives to, use commercially reasonable efforts to hold in confidence and not disclose to any Person confidential information relating to HIM and its Affiliates that has been provided by HIM or any of its Affiliates to PIC or any of its Affiliates in connection with the transactions contemplated by this Agreement, except (a) such information as is publicly available or becomes publicly available in a manner that does not violate this Section 8.3 and (b) for the making of any disclosures (public or otherwise) as may be required by law or regulation (or advisable in connection with any investigation, audit or other process conducted pursuant to any law or regulation) or by judicial or administrative order, in any such case as determined by PIC in its sole discretion (provided that such discretion has been exercised in good faith).

8.4 Maintenance of Harris-Managed Insight Fund Sub-Advisory Agreement. During the Initial Period, PIC (a) shall not terminate the Harris-Managed Insight Fund Sub-Advisory Agreement with respect to any of the Harris-Managed Insight Funds (other than an Applicable Notification Fund), and (b) shall not recommend that the Harris Trust Board terminate the Harris-Managed Insight Fund Sub-Advisory Agreement with respect to any of the Harris-Managed Insight Funds (other than an Applicable Notification Fund), in any such case other than at a time when Cause exists for purposes of such termination.

8.5 Certain Agreements. Subject to the satisfaction (or waiver by the applicable party hereto) of each of the other conditions to Closing set forth in this Agreement, the receipt of all requisite approvals of such agreements from the Harris Trust Board and (where applicable) the shareholders of each of the applicable Harris-Managed Insight Funds in accordance with the Investment Company Act, and (except in the case of the Seneca-Managed Insight Fund Sub-Advisory Agreement) the willingness of the applicable counterparty under each such agreement to enter into such agreement with PIC or PEPCO (as applicable), at the Closing PIC shall (and shall cause Seneca to) enter into the Seneca-Managed Insight Fund Sub- Advisory Agreement in the form attached as Exhibit C hereto (or such other form as the parties thereto may mutually agree), PIC shall enter into the Vontobel-Managed Insight Fund Sub-Advisory Agreement in the form attached as Exhibit D hereto (or such other form as the parties thereto may mutually agree), PIC shall cause PEPCO to enter into the New Sub-Administration Agreement with PFPC in a form substantially similar to the Existing Sub-Administration Agreement (or such other form as the parties thereto may mutually agree), and PIC shall cause PEPCO to enter into the New Sub-Transfer Agency Agreement with BFDS in such form as is reasonably acceptable to PEPCO and BFDS; provided, however, that, in the event that any of Vontobel, PFPC or BFDS declines to enter into such agreement with PIC or PEPCO (as applicable) not later than such time as such requisite approvals of such agreement have been obtained and the other conditions to Closing set forth in this Agreement have been satisfied (or waived by the applicable party hereto), then from and after the date of such declination until the earlier of the Closing or the termination of this Agreement in accordance with Section 12 hereof, PIC shall use its commercially reasonable efforts to identify a substitute sub-adviser, sub-administrator or sub-transfer agent (as applicable) for the applicable Insight Funds that is reasonably acceptable to PIC, to obtain the requisite board and (where applicable) shareholder approvals with respect to such substitute service provider, and to enter into (or cause PEPCO to enter into, as applicable) a services agreement with such substitute service provider in such form as is reasonably acceptable to PIC or PEPCO (as applicable) and to such substitute service provider, in each case as promptly as practicable (any such substitute service provider described in this proviso, a “Substitute Service Provider”, and the services agreement between PIC or PEPCO (as applicable) and such Substitute Service Provider, a “Substitute Services Agreement”).

SECTION 9. INDEMNIFICATION.

9.1 Survival of Representations, Warranties and Covenants. Each of the representations and warranties contained in this Agreement shall survive the Closing until the second anniversary of the date of the Closing, except for the representations and warranties contained in Sections 5.1, 5.2, 5.9, 6.1 and 6.2, which shall survive indefinitely, and except for the representations and warranties contained in Section 5.12(g), which shall survive until the 90th day following the expiration of the applicable statute of limitations (or, if there is no statute of limitations applicable to a particular matter covered thereby, then indefinitely). Notwithstanding the foregoing, any notice given in accordance with Section 9.4 prior to the expiration of the survival period referred to above claiming an alleged breach of any representation or warranty hereunder shall without further action extend the survival period for the representation or warranty alleged to have been breached as applied to the circumstances set forth in such notice until immediately after the final resolution of the matter. Each of the covenants and agreements contained in this Agreement shall survive indefinitely. Each statement made by HIM in written certificates or other written instruments delivered pursuant to the terms of this Agreement (including without limitation in connection with the Closing) shall constitute a representation and warranty of HIM under this Agreement (and shall be deemed “contained in this Agreement” for purposes of Section 9.2 hereof).

9.2 Indemnification by HIM. From and after the Closing, HIM agrees to indemnify, defend and hold PIC, its Affiliates, the Harris Trust, the Insight Funds, each of the Phoenix Trusts, the Harris-Managed Phoenix Funds, and the respective directors, trustees (other than those individuals serving as the trustees of the Harris Trust as of the Business Day immediately prior to the date of this Agreement), officers (other than those individuals serving as the officers of the Harris Trust as of the Business Day immediately prior to the date of this Agreement) and employees of each of the foregoing (individually a “PIC Indemnified Party” and, collectively, the “PIC Indemnified Parties”) harmless from and against any damages, liabilities, losses (including, without limitation, diminutions in value), costs and expenses (including, without limitation, reasonable fees and expenses of counsel) (collectively, “Damages”) which may be sustained or suffered by any of them to the extent arising out of, based upon or resulting from any of the following:

(a) Any breach of a representation or warranty of HIM or HFC contained in this Agreement, or by reason of any claim, action or proceeding asserted or instituted growing out of any matter or thing constituting such a breach (or which would, in the case of any allegations made by third parties, if true constitute such a breach);

(b) Any breach of a covenant or agreement of HIM contained in this Agreement, or by reason of any claim, action or proceeding asserted or instituted growing out of any matter or thing constituting such a breach (or which would, in the case of any allegations made by third-parties, if true constitute such a breach); or

(c) The activities, conduct, business or operation of HIM, Harris N.A. or any of their respective Affiliates (including without limitation in connection with any of their respective services performed for or in respect of the Harris Trust or any of the Insight Funds) at any time prior to the Closing (whether or not any facts with respect thereto are disclosed on the Schedules to this Agreement or in the Compliance Reports).

9.3 Indemnification by PIC. From and after the Closing, PIC agrees to indemnify, defend and hold HIM, its respective Affiliates and their respective directors, officers and employees (individually, a “Harris Indemnified Party” and, collectively, the “Harris Indemnified Parties”) harmless from and against any Damages which may be sustained or suffered by any of them to the extent arising out of, based upon or resulting from any of the following:

(a) Any breach of a representation, warranty of PIC contained in this Agreement or by reason of any claim, action or proceeding asserted or instituted growing out of any matter or thing constituting such a breach (or which would, in the case of any allegations made by third parties, if true constitute such a breach); or

(b) Any breach of a covenant or agreement of PIC or PXP contained in this Agreement, or by reason of any claim, action or proceeding asserted or instituted growing out of any matter or thing constituting such a breach (or which would, in the case of any allegations made by third-parties, if true constitute such a breach); provided, however, that the sole Damages recoverable by the Harris Indemnified Parties in respect of a breach by PIC of the covenants and agreements set forth in Section 8.4 hereof shall be pursuant to the penalty payment provisions set forth in Section 3.2(b) hereof (and all rights of recourse and remedy (whether legal or equitable, and including without limitation pursuant to this Section 9.3) of the Harris Indemnified Parties in respect of such a breach of Section 8.4 hereof shall be fully satisfied by the payment(s) required to be made in accordance with the express provisions of Section 3.2(b) hereof).

9.4 Notice; Defense of Claims.

(a) A PIC Indemnified Party shall make any claim for indemnification hereunder by PIC delivering written notice thereof to HIM within the period in which indemnification claims can be made hereunder, and a Harris Indemnified Party shall make any claim for indemnification hereunder by HIM delivering written notice thereof to PIC within the period in which indemnification claims can be made hereunder. If indemnification is sought for a claim asserted by a third party, the indemnified party shall also give written notice thereof to the indemnifying party promptly after it receives notice of the claim being asserted, but the failure to do so shall not relieve the indemnifying party from any liability except to the extent (and only to the extent) that it is materially prejudiced by the failure or delay in giving such notice. Any such notice shall summarize in reasonable detail (to the extent then known to the Person delivering such notice) the bases for the claim for indemnification and any claim being asserted by a third party.

(b) Within 20 Business Days after receiving a written notice pursuant to Section 9.4(a) above, PIC or HIM (as applicable) shall deliver a responding written notice to the other stating whether it disputes the claim for indemnification and, in the case of a notice delivered pursuant to Section 9.4(a) that involves a third-party claim, also whether it will defend against (or jointly participate in the defense against, in the case of a third party claim of the type covered by Section 9.4(d) below) such third party claim at its own cost and expense (if it shall have the right to elect to defend in accordance with Section 9.4(c) below or to jointly participate in such defense in accordance with Section 9.4(d) below, as applicable). If PIC or HIM (as applicable) fails to deliver a responding written notice that it disputes an indemnification claim within 20 Business Days after receipt of a written notice pursuant to Section 9.4(a) above, it shall be deemed to have accepted and agreed to the claim, which shall become immediately due and payable. If PIC or HIM (as applicable) fails to deliver a responding written notice stating that it will defend against (or jointly participate in the defense against, in the case of a third party claim of the type covered by Section 9.4(d) below) a third party claim at its own cost and expense (if it shall have the right to elect to defend in accordance with Section 9.4(c) below or to jointly participate in such defense in accordance with Section 9.4(d) below, as applicable) within

20 Business Days after receipt of a written notice pursuant to Section 9.4(a) above that involves a third-party claim, then it shall have waived its right to defend against (or jointly participate in the defense against, as applicable) such third-party claim (and the party delivering the written notice pursuant to Section 9.4(a) above shall have the exclusive right to defend against such third-party claim at the cost and expense of the indemnifying party). Where an indemnified party does not have the right to conduct the defense of a third-party claim in accordance with Section 9.4(c), or to jointly participate in the conduct of the defense of a third-party claim in accordance with Section 9.4(d), then such indemnified party shall at all times still have the right to reasonably participate in (but for the avoidance of doubt, not to control) the defense of such third party claim in reasonable respects directly or through counsel at such indemnified party’s own cost and expense; provided that if the named parties to any such action or proceeding include both the indemnifying party and one or more indemnified parties and an indemnified party is advised by counsel in writing that representation of both parties by the same counsel would be inappropriate under applicable standards of professional conduct, the indemnified parties may engage one separate counsel to represent them at the expense of the indemnifying parties

(c) In the case of any written notice delivered pursuant to Section 9.4(a) above that involves a third-party claim, if (i) no responding written notice is delivered by PIC or HIM (as applicable) in accordance with Section 9.4(b) stating that it will defend against (or jointly participate in the defense against, in the case of a third-party claim covered by Section 9.4(d) below) such third-party claim, or (ii) a responding written notice is delivered in accordance with Section 9.4(b) above, but the defense (or joint defense, as applicable) of such third-party claim assumed thereby is not being, or ceases to be, conducted reasonably and in good faith by the party delivering such responding written notice in accordance with Section 9.4(b) above, then in either such case the party (PIC or HIM, as applicable) who delivered the notice of such third-party claim pursuant to Section 9.4(a) above shall have the right (but not the obligation), on behalf of the indemnified parties and at the expense of the indemnifying parties, to undertake and control the defense of such claim or liability (with counsel selected by it and reasonably acceptable to the indemnifying parties), and to compromise or settle it (subject to the consent of the indemnifying parties, such consent not to be unreasonably withheld or delayed). Subject to Section 9.4(d) below, in the event that a party has delivered a responding written notice in accordance with Section 9.4(b) above stating that it will defend against a third-party claim and is continuing to conduct such defense reasonably and in good faith, then the other party shall have the right to participate in the defense of such third-party claim in reasonable respects and (subject to the proviso to the final sentence of Section 9.4(b) above) at its own expense directly or through counsel, and in such event the party conducting such defense shall consult with the other in reasonable respects with respect to material decisions made in connection with the conduct and control of such defense, and shall not compromise or settle such third-party claim without the prior written consent of the party who delivered the notice of such claim pursuant to Section 9.4(a) above (such consent not to be unreasonably withheld or delayed) unless such resolution includes a release of the indemnified parties and the indemnifying parties do not become subject to non-monetary penalties, obligations or restrictions as a result thereof. If a third-party claim is one that by its nature cannot be defended solely by the Person having the right to undertake and control the defense thereof in accordance with this Section 9.4(c), and also in the case of any joint participation in the defense of a third-party claim pursuant to Section 9.4(d) below, the indemnified parties and the indemnifying parties shall make available to each other such information and assistance as the others may reasonably request in connection with any such third-party claim, and shall cooperate with the others in good faith in the conduct of such defense (at the expense of the indemnifying parties).

(d) In the event that a third-party claim with respect to which PIC has delivered a written notice pursuant to Section 9.4(a) above (or any proceeding related thereto) has had or could reasonably be expected have a materially adverse impact on the business or reputation of any PIC Indemnified Party or otherwise materially and adversely impair any of their respective commercial interests, then (i) the lead counsel selected for the defense of such third-party claim shall be reasonably acceptable to PIC, and the PIC Indemnified Parties shall (unless they have selected the lead counsel for such defense) also have the right to at all times to have their own litigation counsel fully involved in such defense, to the greatest extent practicable in keeping with an effective defense of any such claim, with one counsel for all of the PIC Indemnified Parties at the cost and expense of the indemnifying parties, (ii) such third-party claim shall be jointly defended by PIC and HIM (subject to the first sentence of Section 9.4(c) above, and if such first sentence of Section 9.4(c) above is or becomes applicable, then thereafter PIC shall solely conduct the defense of such third-party claim), with all material litigation, compromise and settlement decisions in connection therewith being subject to the prior written consent of each of PIC and HIM (such consent not to be unreasonably withheld or delayed by either of them (for the avoidance of doubt in the case of consent to any such settlement decision, with such reasonableness to be viewed, with respect to PIC and HIM respectively, in light of the magnitude of the dollar amount of the proposed settlement and the significance of any other non-monetary provisions included in such settlement)), and (iii) while such joint defense is being conducted, each of PIC and HIM shall keep the other reasonably informed and shall cooperate with each other reasonably and in good faith in connection with the conduct of such joint defense.

9.5 Indemnification Payments. From and after the Closing, the indemnification provided for under this Section 9 shall be the exclusive remedy for monetary damages with respect to breaches of representations, warranties, covenants and agreements contained in this Agreement, and in lieu of any other remedies for monetary damages for such breaches under this Agreement that may be available to the PIC Indemnified Parties or the Harris Indemnified Parties (as applicable) pursuant to any constitutions, laws, statutes, ordinances, regulations, codes, rules or other regulatory restrictions of any Governmental Entity applicable to it and its business, including without limitation, if applicable, the Advisers Act, the Investment Company Act, the Securities Act, the Exchange Act and the regulations promulgated under each of them; the rules and regulations of self-regulatory organizations and all other laws and regulations applicable to its business or operations; provided, however, that (subject to the proviso set forth in Section 9.3 hereof) nothing contained in this Section 9.5 shall be deemed to limit any party’s right to seek monetary recovery under any applicable laws in the case of intentional fraud by any other party hereto; and provided, further, that nothing contained in this Section 9.5 shall be deemed to limit any party’s right to seek injunctive relief (provided that the covenants and agreements set forth in Section 8.4 of this Agreement shall not be enforceable by injunctive relief, and the sole remedy in respect of any breach thereof shall be as described in the proviso to Section 9.3(b) of this Agreement); and provided, further, that, for the avoidance of doubt, nothing contained in this Agreement shall be deemed to limit any party’s remedies (for monetary damages or otherwise) with respect to breaches of other written agreements and instruments (apart from this Agreement) entered into in connection with the transactions contemplated by this Agreement occurring at any time (including without limitation the Strategic Partnership Agreement and the Harris Sub-Advisory Agreements). For purposes of measuring the amount of any Damages which may be sustained or suffered by any indemnified party hereunder arising out of or resulting from a breach of a representation or warranty hereunder by another party hereto (but in no event for purposes of determining whether such representation or warranty was in fact breached), any limitations contained in the applicable representation or warranty with respect to “materiality” or a “Material Adverse Effect” shall be disregarded.

SECTION 10. CONDITIONS PRECEDENT TO PERFORMANCE BY HIM.

The obligation of HIM to consummate the transactions contemplated by Section 2 of this Agreement are subject to the fulfillment (or waiver in writing by HIM in its sole discretion) as of the Closing of each of the conditions set forth in this Section 10.

(a) Representations and Warranties of PIC. Each representation and warranty made by PIC in this Agreement that is qualified as to “materiality” or “material adverse effect” shall be true and correct in all respects, each representation and warranty of PIC that is not so qualified shall be true and correct in all material respects, in each such case both as of the date of this Agreement and (except to the extent such representation or warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date) as of the Closing Date, and HIM shall have received a certificate to that effect dated the Closing Date and signed by an authorized officer of PIC.

(b) Performance of the Obligations of PIC. PIC shall have performed in all material respects all obligations required under this Agreement to be performed by it on or before the Closing Date, and HIM shall have received a certificate to that effect dated the Closing Date and signed by an authorized officer of PIC.

(c) No Violation of Orders; Litigation. (i) No preliminary or permanent injunction or other order issued by any court or other governmental or regulatory authority, domestic or foreign, nor any statute, rule, regulation, decree or executive order promulgated or enacted by any Governmental Entity that declares this Agreement invalid or unenforceable in any respect or which prevents the consummation of the transactions contemplated hereby, shall be in effect, and (ii) no action or proceeding before any court or regulatory authority, domestic or foreign, shall have been instituted or (except to the extent such threat has been subsequently withdrawn in writing) threatened by any Governmental Entity or by any other Person which seeks to prevent or delay the consummation of the transactions contemplated by this Agreement, which challenges the validity or enforceability of this Agreement or any such transactions, or which otherwise seeks material damages or other material relief in connection with the transactions contemplated by this Agreement.

(d) Strategic Partnership Agreement. The Strategic Partnership Agreement shall remain in full force and effect as of the Closing.

(e) Advisory and Sub-Advisory Agreements.

(i) The New Advisory Agreement shall have been approved by the Harris Trust Board and the shareholders of each of the Harris-Managed Insight Funds in accordance with the Investment Company Act, the Existing HIM Advisory Agreement shall have been terminated, and each of PIC and the Harris Trust shall have duly executed and delivered the New Advisory Agreement and such agreement shall be in full force and effect as of the Closing;

(ii) The Harris-Managed Insight Fund Sub-Advisory Agreement shall have been approved by the Harris Trust Board and the shareholders of each of the Harris-Managed Insight Funds in accordance with the Investment Company Act, and PIC shall have duly executed and delivered the Harris-Managed Insight Fund Sub-Advisory Agreement to HIM and such agreement shall (subject to HIM executing and delivering such document) be in full force and effect as of the Closing; and

(iii) The Harris-Managed Phoenix Fund Sub-Advisory Agreement shall have been approved by each of the applicable Phoenix Trust Boards in accordance with the Investment Company Act with respect to each of the Harris-Managed Phoenix Funds.

(f) Agreements with Other Service Providers.

(i) The New Administration Agreement shall have been approved by the Harris Trust Board in accordance with the Investment Company Act, the Existing Administration Agreement shall have been terminated, and each of PEPCO and the Harris Trust shall have duly executed and delivered the New Administration Agreement and such agreement shall be in full force and effect as of the Closing;

(ii) The New Transfer Agency Agreement shall have been approved by the Harris Trust Board, the Existing Transfer Agency Agreement shall have been terminated, and each of PEPCO and the Harris Trust shall have duly executed and delivered the New Transfer Agency Agreement and such agreement shall be in full force and effect as of the Closing; and

(iii) The New Distribution Agreement shall have been approved by the Harris Trust Board in accordance with the Investment Company Act, the Existing Distribution Agreement shall have been terminated, and each of PEPCO and the Harris Trust shall have duly executed and delivered the New Distribution Agreement and such agreement shall be in full force and effect as of the Closing.

(g) Resolution of Open Matter. That matter described on Schedule 11(j) hereto shall have been resolved, as between HIM and the Harris Trust, in a manner that is reasonably satisfactory to HIM.

SECTION 11. CONDITIONS PRECEDENT TO PERFORMANCE BY PIC.

The obligation of PIC to consummate the transactions contemplated by Section 2 of this Agreement are subject to the fulfillment (or waiver in writing by PIC in its sole discretion) as of the Closing of each of the conditions set forth in this Section 11.

(a) Representations and Warranties of HIM. Each representation and warranty made by HIM in this Agreement that is qualified as to “materiality” or “material adverse effect” shall be true and correct in all respects, each representation and warranty of HIM that is not so qualified shall be true and correct in all material respects, in each such case both as of the date of this Agreement and (except to the extent such representation or warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date) as of the Closing Date, and PIC shall have received a certificate to that effect dated the Closing Date and signed by an authorized officer of HIM.

(b) Performance of the Obligations of HIM. HIM shall have performed in all material respects all obligations required under this Agreement to be performed by it on or before the Closing Date, and PIC shall have received a certificate to that effect dated the Closing Date and signed by an authorized officer of HIM.

(c) No Violation of Orders; Litigation. (i) No preliminary or permanent injunction or other order issued by any court or other governmental or regulatory authority, domestic or foreign, nor any statute, rule, regulation, decree or executive order promulgated or enacted by any Governmental Entity that declares this Agreement invalid or unenforceable in any respect or which prevents the consummation of the transactions contemplated hereby, shall be in effect, and (ii) no action or proceeding before any court or regulatory authority, domestic or foreign, shall have been instituted or (except to the extent such threat has been subsequently withdrawn in writing) threatened by any Governmental Entity or by any other Person which seeks to prevent or delay the consummation of the transactions contemplated by this Agreement, which challenges the validity or enforceability of this Agreement or any such transactions, or which otherwise seeks material damages or other material relief in connection with the transactions contemplated by this Agreement.

(d) Strategic Partnership Agreement. The Strategic Partnership Agreement shall remain in full force and effect as of the Closing.

(e) Advisory and Sub-Advisory Agreements.

(i) The New Advisory Agreement shall have been approved by the Harris Trust Board and the shareholders of each of the Insight Funds in accordance with the Investment Company Act and PIC shall have received a certificate to that effect dated the Closing Date and signed by an authorized officer of HIM, the Existing HIM Advisory

Agreement shall have been terminated, and the Harris Trust shall have duly executed and delivered the New Advisory Agreement to PIC and such agreement shall (subject to PIC executing and delivering such document) be in full force and effect as of the Closing;

(ii) The Harris-Managed Insight Fund Sub-Advisory Agreement shall have been approved by the Harris Trust Board and the shareholders of each of the Harris-Managed Insight Funds in accordance with the Investment Company Act and PIC shall have received a certificate to that effect dated the Closing Date and signed by an authorized officer of HIM, and HIM shall have duly executed and delivered the Harris-Managed Insight Fund Sub-Advisory Agreement to PIC and (subject to PIC executing and delivering such document) such agreement shall be in full force and effect as of the Closing;

(iii) The Seneca-Managed Insight Fund Sub-Advisory Agreement shall have been approved by the Harris Trust Board and the shareholders of each of the Harris Insight High Yield Bond Fund and the Harris Insight Bond Fund in accordance with the Investment Company Act and PIC shall have received a certificate to that effect dated the Closing Date and signed by an authorized officer of HIM, the Existing Monegy Sub-Advisory Agreement shall have been terminated, and the Seneca-Managed Insight Fund Sub-Advisory Agreement shall (subject to PIC and Seneca executing and delivering such document) be in full force and effect as of the Closing;

(iv) The Vontobel-Managed Insight Fund Sub-Advisory Agreement shall have been approved by the Harris Trust Board and the shareholders of each of the Harris Insight Emerging Markets Fund and the Harris Insight International Fund in accordance with the Investment Company Act and PIC shall have received a certificate to that effect dated the Closing Date and signed by an authorized officer of HIM, the Existing Hansberger Sub-Advisory Agreements shall have been terminated, and Vontobel shall have duly executed and delivered the Vontobel-Managed Insight Fund Sub-Advisory Agreement to PIC and such agreement shall (subject to PIC executing and delivering such document) be in full force and effect as of the Closing; provided, however, that, in the event that Vontobel has declined to enter into the Vontobel-Managed Insight Fund Sub-Advisory Agreement not later than such time as such board and shareholder approvals have been obtained and the other conditions to Closing have been satisfied or waived under this Agreement, then the Termination Date shall be extended (to the extent necessary, and subject to the continued satisfaction or waiver of such other conditions to Closing set forth in this Agreement) until such time (if any) prior to December 31, 2006 as a Substitute Services Agreement between PIC and a Substitute Service Provider shall have been approved by the Harris Trust Board and the shareholders of each of the Harris Insight Emerging Markets Fund and the Harris Insight International Fund in accordance with the Investment Company Act and PIC shall have received a certificate to that effect dated the Closing Date and signed by an authorized officer of HIM, the Existing Hansberger Sub-Advisory Agreements shall have been terminated, and such Substitute Services Agreement shall (subject to PIC executing and delivering such document) have been executed and delivered by such Substitute Service Provider and be in full force and effect as of the Closing (at which time (if any) the condition set forth in this Section 11(e)(iv) shall be deemed satisfied by such Substitute Services Agreement); and

(v) The Harris-Managed Phoenix Fund Sub-Advisory Agreement shall have been approved by each of the applicable Phoenix Trust Boards in accordance with the Investment Company Act with respect to each of the Harris-Managed Phoenix Funds.

(f) Agreements with Other Service Providers.

(i) The New Administration Agreement shall have been approved by the Harris Trust Board in accordance with the Investment Company Act and PIC shall have received a certificate to that effect dated the Closing Date and signed by an authorized officer of HIM, the Existing Administration Agreement shall have been terminated, and the Harris Trust shall have duly executed and delivered the New Administration Agreement to PEPCO and such agreement shall (subject to PEPCO executing and delivering such document) be in full force and effect as of the Closing;

(ii) The New Sub-Administration Agreement shall have been approved by the Harris Trust Board and PIC shall have received a certificate to that effect dated the Closing Date and signed by an authorized officer of HIM, the Existing Sub- Administration Agreement shall have been terminated, and PFPC shall have duly executed and delivered the New Sub-Administration Agreement to PEPCO and such agreement shall (subject to PEPCO executing and delivering such document) be in full force and effect as of the Closing; provided, however, that, in the event that PFPC has declined to enter into the New Sub-Administration Agreement not later than such time as such board approval has been obtained and the other conditions to Closing have been satisfied or waived under this Agreement, then the Termination Date shall be extended (to the extent necessary, and subject to the continued satisfaction or waiver of such other conditions to Closing set forth in this Agreement) until such time (if any) prior to December 31, 2006 as a Substitute Services Agreement between PEPCO and a Substitute Service Provider shall have been approved by the Harris Trust Board in accordance with the Investment Company Act and PIC shall have received a certificate to that effect dated the Closing Date and signed by an authorized officer of HIM, the Existing Sub-Administration Agreement shall have been terminated, and such Substitute Services Agreement shall (subject to PEPCO executing and delivering such document) have been executed and delivered by such Substitute Service Provider and be in full force and effect as of the Closing (at which time (if any) the condition set forth in this Section 11(f)(ii) shall be deemed satisfied by such Substitute Services Agreement);

(iii) The New Transfer Agency Agreement shall have been approved by the Harris Trust Board and PIC shall have received a certificate to that effect dated the Closing Date and signed by an authorized officer of HIM, the Existing Transfer Agency Agreement shall have been terminated, and the Harris Trust shall have duly executed and delivered the New Transfer Agency Agreement to PEPCO and such agreement shall (subject to PEPCO executing and delivering such document) be in full force and effect as of the Closing;

(iv) The New Sub-Transfer Agency Agreement shall have been approved by the Harris Trust Board and PIC shall have received a certificate to that effect dated the Closing Date and signed by an authorized officer of HIM, the Existing Sub-Transfer Agency Agreement shall have been terminated, and BFDS shall have duly executed and delivered the New Sub-Transfer Agency Agreement to PEPCO and such agreement shall (subject to PEPCO executing and delivering such document) be in full force and effect as of the Closing; provided, however, that, in the event that BFDS has declined to enter into the New Sub-Transfer Agency Agreement not later than such time as such board approval has been obtained and the other conditions to Closing have been satisfied or waived under this Agreement, then the Termination Date shall be extended (to the extent necessary, and subject to the continued satisfaction or waiver of such other conditions to Closing set forth in this Agreement) until such time (if any) prior to December 31, 2006 as a Substitute Services Agreement between PEPCO and a Substitute Service Provider shall have been approved by the Harris Trust Board in accordance with the Investment Company Act and PIC shall have received a certificate to that effect dated the Closing Date and signed by an authorized officer of HIM, the Existing Sub-Transfer Agency Agreement shall have been terminated, and such Substitute Services Agreement shall (subject to PEPCO executing and delivering such document) have been executed and delivered by such Substitute Service Provider and be in full force and effect as of the Closing (at which time (if any) the condition set forth in this Section 11(f)(iv) shall be deemed satisfied by such Substitute Services Agreement); and

(v) The New Distribution Agreement shall have been approved by the Harris Trust Board and PIC shall have received a certificate to that effect dated the Closing Date and signed by an authorized officer of HIM, the Existing Distribution Agreement shall have been terminated, and the Harris Trust shall have duly executed and delivered the New Distribution Agreement to PEPCO and such agreement shall (subject to PEPCO executing and delivering such document) be in full force and effect as of the Closing.

(g) Harris Trust Board and Officers; Tail Insurance Policy. (i) The Harris Trust Board shall have selected and nominated as trustees of the Harris Trust, and the shareholders of the Insight Funds shall have elected as trustees of the Harris Trust, each of those persons identified on Schedule 11(g)(i) hereto to serve as the board of trustees of the Harris Trust from and after the Closing (in each case in accordance with the Investment Company Act), and as of the Closing the board of trustees of the Harris Trust shall be comprised solely of those persons identified on Schedule 11(g)(i) hereto, (ii) the Harris Trust Board shall have elected those persons identified on Schedule 11(g)(ii) hereto to those offices of the Harris Trust set forth opposite such respective persons’ names on such schedule to serve as such officers of the Harris Trust from and after the Closing (in each case in accordance with the Investment Company Act), and as of the Closing the officers of the Harris Trust shall be comprised solely of those persons identified on Schedule 11(g)(ii), and (iii) if a Tail Insurance Policy is available from the current insurance carrier of the Harris Trust on commercially reasonable terms, then the Tail Insurance Policy shall be in full force and effect, and in each such case PIC shall have received a certificate to that effect dated the Closing Date and signed by an authorized officer of HIM.

(h) Names. The name of the Harris Trust shall have been changed to the “Phoenix Insight Funds Trust”, and the names of the Insight Funds shall have been changed to the “Phoenix Insight Funds” (in each case effective as of the Closing).

(i) Prospectuses and SAIs. The Insight Fund Prospectus Amendment shall have become effective.

(j) Resolution of Open Matter. That matter described on Schedule 11(j) hereto shall have been resolved, as between HIM and the Harris Trust, to the satisfaction of the Harris Trust Board, and Harris N.A. shall have paid to the Harris Trust the Payment Amount (as defined in Schedule 11(j) hereto).

SECTION 12. TERMINATION.

12.1 Termination of Agreement. This Agreement may be terminated at any time before the Closing solely as follows (and, for the avoidance of doubt, this Agreement may not be terminated from and after the Closing hereunder):

(a) By the mutual written consent of HIM and PIC;

(b) By either HIM or PIC upon written notice to the other if: (i) there shall be an order of a federal or state court permanently prohibiting consummation of the transactions contemplated hereby; or (ii) there shall be any action taken, or any statute, rule, regulation or order enacted, promulgated or issued by any Governmental Entity which would make consummation of the transactions contemplated hereby illegal; or

(c) By either HIM or PIC upon written notice to the other if the Closing shall not have been consummated by September 30, 2006, as such date may be extended pursuant to Section 11(e)(ii), Section 11(f)(ii) or Section 11(f)(iv) hereof (the “Termination Date”), provided that the right to terminate this Agreement under this Section 12.1(c) shall not be available to any party whose failure to fulfill any material obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before the Termination Date.

Any party terminating this Agreement pursuant to Section 12.1(b) or Section 12.1(c) shall specify in its notice of termination the subsection of this Section 12.1 under which such action is taken.

12.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 12.1 hereof, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of HIM or PIC or their respective officers, directors, shareholders, partners or other Persons under their control, except that each party hereto shall remain liable for any material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement occurring prior to such termination of this Agreement, and provided that the provisions of Sections 12 and 13, hereof shall remain in full force and effect and survive any termination of this Agreement.

SECTION 13. MISCELLANEOUS.

13.1 Successors and Assigns. No party hereto shall assign this Agreement or any rights or obligations hereunder without the prior written consent of the other party, and any such attempted assignment without such prior written consent shall be void and of no force and effect. This Agreement shall inure to the benefit of and shall be binding upon the successors and permitted assigns of the parties hereto.

13.2 Governing Law; Jurisdiction. This Agreement shall be construed, performed and enforced in accordance with, and governed by, the laws of the State of New York. The parties hereto irrevocably elect as the sole judicial forums for the adjudication of any matters arising under or in connection with this Agreement, and consent to the jurisdiction of, the courts of the County of New York, State of New York and the United States of America for the Southern District of New York.

13.3 Fees and Expenses. All parties shall pay their own expenses incurred in connection with the negotiation and consummation of the transactions contemplated by this Agreement and the Strategic Partnership Agreement, provided that HIM and PIC shall share equally all of the out-of-pocket expenses incurred by either of them (on behalf of the Harris-Managed Phoenix Funds or the Insight Funds or otherwise) in connection with the preparation and mailing of the Proxy Statements and the meetings of shareholders held in connection therewith. The parties hereto agree that the Closing Payment shall in all respects be treated as having been paid for services rendered by HIM in calendar 2006.

13.4 Severability. In the event that any provision of this Agreement is declared by any court or other judicial or administrative body to be null, void or unenforceable, said provision shall survive to the extent it is not so declared, and all of the other provisions of this Agreement shall remain in full force and effect.

13.5 Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given (i) on the date of service if served personally on the party to whom notice is to be given; (ii) on the day of transmission if sent via facsimile transmission to the facsimile number given below, and telephonic confirmation of receipt is obtained promptly after completion of transmission; (iii) on the day after delivery to Federal Express or similar overnight courier or the Express Mail service maintained by the United States Postal Service for overnight delivery; or (iv) on the fifth day after mailing, if mailed to the party to whom notice is to be given, by first class mail, registered or certified, postage prepaid and properly addressed, to the party as follows:

If to HIM:

Harris Investment Management, Inc.

111 West Monroe

Chicago, Illinois 60603

Attention: Paul Reagan

Facsimile No.: (312) 461-3167

With a copy to:

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10012

Attention: John J. O’Brien, Esq.

Facsimile No.: (212) 558-3588

If to PIC:

Phoenix Investment Counsel, Inc.

One American Row

P.O. Box 5056

Hartford, CT 06182-5056

Attention: General Counsel

Facsimile No.: (860) 403-5566

With a copy to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Attn: Robert D. Goldbaum, Esq.

Facsimile No.: (212) 455-2502

Any party may change its address for the purpose of this Section 13.5 by giving the other party written notice of its new address in the manner set forth above.

13.6 Amendments; Waivers. This Agreement may be amended or modified, and any of the terms, covenants, representations, warranties or conditions hereof may be waived, only by a written instrument executed by each of the parties hereto, or in the case of a waiver, by the party waiving compliance. Any waiver by any party of any condition, or of the breach of any provision, term, covenant, representation or warranty contained in this Agreement, in any one or more instances, shall not be deemed to be nor construed as a further or continuing waiver of any such condition, or of the breach of any other provision, term, covenant, representation or warranty of this Agreement.

13.7 Disclosure Regarding Transaction. After the signing of this Agreement, the parties hereto shall keep confidential and not disclose to any Person the terms of this Agreement and the Strategic Partnership Agreement and the transactions contemplated hereby and thereby without the prior written approval of the other party unless such disclosure is required by law or the rules of any stock exchange on which the securities of such party or any of its Affiliates are then listed, and except for disclosures made in the Proxy Statements, disclosures made to any of the Phoenix Trust Boards or the Harris Trust Board, and disclosures to Seneca and Vontobel in connection with the transactions contemplated hereby. The initial public disclosure of the transactions contemplated by this Agreement and the Strategic Partnership Agreement shall be effected by a press release issued by the parent company of PIC, and HIM shall be given reasonable opportunity to review the disclosure to be included therein. All public disclosures by HIM or any of its Affiliates relating to the subject matter of this Agreement and/or the Strategic Partnership Agreement shall in all material respects be consistent with the disclosure included in such initial press release issued by the parent company of PIC.

13.8 No Joint Venture or Partnership. PIC and HIM intend that the relationship created hereunder and pursuant to the Strategic Partnership Agreement be solely that of adviser and sub-adviser to certain funds and other investment products, terminable in respect of any particular fund or other investment products subject only to the express payment provisions of this Agreement and the Strategic Partnership Agreement and the relevant terms of any advisory, sub-advisory or other similar agreements applicable to services being provided in respect of any such fund or other investment product. Nothing contained herein or in the Strategic Partnership Agreement is intended to create a joint venture, partnership or similar relationship between PIC and HIM (or any of their respective Affiliates) for any purpose.

13.9 Entire Agreement. This Agreement, the Strategic Partnership Agreement and the other written agreements and written instruments referenced herein and therein contain the entire understanding among the parties hereto with respect to the transactions contemplated hereby and supersede and replace all prior and contemporaneous agreements and understandings, oral or written, with regard to such transactions. All Exhibits and Schedules hereto and any documents and instruments delivered pursuant to any provision hereof are expressly made a part of this Agreement as fully as though completely set forth herein. Nothing in this Agreement or the Strategic Partnership Agreement is intended, nor shall anything herein or therein be construed or implied, to create a partnership, joint venture or other like relationship between PIC and HIM (or as among any of their respective Affiliates).

13.10 Scheduled Disclosures. Any matter, fact or circumstance disclosed pursuant to any Schedule to this Agreement will be deemed disclosed with respect to another Schedule only if such disclosure is made in such a way as to make its direct relevance with respect to such other Schedule readily apparent on the face of such scheduled disclosure (and, for the avoidance of doubt, any references made to outside minutes, reports or other materials in any Schedule to this Agreement shall in no event be deemed to incorporate into any of the Schedules to this Agreement the contents of such outside minutes, reports or other materials). Notwithstanding the immediately preceding sentence, no matter, fact or circumstance disclosed in any Schedule to this Agreement other than Schedule 1.1 shall be deemed disclosed for purposes of Schedule 1.1 to this Agreement except to the extent that such matter, fact or circumstance is also disclosed on the face of Schedule 1.1 to this Agreement.

13.11 Section and Paragraph Headings. The section and paragraph headings in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

13.12 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which shall constitute the same instrument.

13.13 Guaranties.

(a) Guaranty of HFC. HFC hereby unconditionally and irrevocably guarantees the timely performance by HIM of its obligations under this Agreement and the Strategic Partnership Agreement. HFC’s liability under the guaranty set forth in the immediately preceding sentence is a direct obligation of HFC (and not merely as a surety) and shall not be prejudiced or diminished by the bankruptcy, liquidation, administration or dissolution of HIM.

(b) Guaranty of PXP. PXP hereby unconditionally and irrevocably guarantees the timely performance by PIC of its obligations under this Agreement and the Strategic Partnership Agreement. PXP’s liability under the guaranty set forth in the immediately preceding sentence is a direct obligation (and not merely as a surety) and shall not be prejudiced or diminished by the bankruptcy, liquidation, administration or dissolution of PIC.

[Remainder of this page intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

HARRIS INVESTMENT MANAGEMENT, INC.

By:	/s/ PAUL V. REAGAN
	Name:	Paul V. Reagan
	Title:	Counsel

PHOENIX INVESTMENT COUNSEL, INC.

By:	/s/ DANIEL T. GERACI
Name:
Title:

Solely for purposes of Section 13.13(a):

HARRIS FINANCIAL CORP.

By:	/s/ PAUL V. REAGAN
	Name:	Paul V. Reagan
	Title:	EVP SGC

Solely for purposes of Section 13.13(b):

PHOENIX INVESTMENT PARTNERS, LTD.

By:	/s/ DANIEL T. GERACI
Name:
Title:

Exhibit 6.02

Execution Copy

STRATEGIC PARTNERSHIP AGREEMENT

by and between

HARRIS INVESTMENT MANAGEMENT, INC.

and

PHOENIX INVESTMENT COUNSEL, INC.

Dated as of March 28, 2006

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STRATEGIC PARTNERSHIP AGREEMENT

This STRATEGIC PARTNERSHIP AGREEMENT, dated as of March 28, 2006 (this “Agreement”), is entered into by and between Harris Investment Management, Inc., a Delaware corporation (“HIM”), and Phoenix Investment Counsel, Inc., a Massachusetts corporation (“PIC”).

W I T N E S S E T H:

WHEREAS, simultaneously with the execution and delivery of this Agreement, PIC and HIM entered into a Transaction Agreement (the “Transaction Agreement”; initially capitalized terms used in this Agreement and not otherwise defined herein shall have the respective meanings given to such terms in the Transaction Agreement), pursuant to which PIC and HIM have set forth certain agreements relating to the Insight Funds (as defined in the Transaction Agreement) and the other matters addressed therein, upon the terms and subject to the conditions set forth in the Transaction Agreement;

WHEREAS, PIC wishes to enter into an expanded business relationship with HIM, whereby PIC will have access to the business skills of HIM on an on-going basis for potential utilization by PIC in connection with multiple investment products, and HIM wishes to enter into such expanded business relationship with PIC and receive certain economic protections as set forth in this Agreement;

WHEREAS, PIC serves as the investment adviser of each of the Harris-Managed Phoenix Funds pursuant to investment advisory agreements between PIC and each of the Phoenix Trusts, each of which agreements has been initially approved and subsequently renewed on an annual basis by the Board of Trustees of each of the applicable Phoenix Trusts;

WHEREAS, subject to the approval of each of the applicable Phoenix Trust Boards and the shareholders of each of the Harris-Managed Phoenix Funds in accordance with the Investment Company Act, as of or following the Closing HIM will be appointed as the sub-adviser to each of the Harris-Managed Phoenix Funds and will enter into the Harris-Managed Phoenix Fund Sub-Advisory Agreement with PIC with respect to each of the Harris-Managed Phoenix Funds; and

WHEREAS, following the Closing Date HIM or Affiliates thereof may be selected (in PIC’s sole discretion, and then subject to compliance with applicable law) as an adviser, manager, sub-adviser or other similar service provider in respect of Other Harris-Managed Phoenix Investment Products.

NOW, THEREFORE, in consideration of the foregoing and the respective covenants and agreements hereinafter contained, the parties hereby agree as follows:

SECTION 1. DEFINITIONS. As used in this Agreement, the following terms shall have the following meanings:

“Terminated Insight Fund Termination Penalty Percentage” shall mean, in the case of any Other Termination of the Harris-Managed Insight Fund Sub-Advisory Agreement with respect to a Harris-Managed Insight Fund (other than the Excluded Shut-Down Funds), a fraction (i) the numerator of which is the Annual Base Sub-Advisory Fee payable to HIM (or any of its Affiliates) in respect of sub-advisory services performed by HIM (or such Affiliate) for such Harris-Managed Insight Fund (calculated on a run-rate basis using the Base Sub-Advisory Fee Rate in effect, and the net asset value of the assets of such fund, in each case as of immediately prior to the time of such termination of such Harris Sub-Advisory Agreement with respect to such fund), and (ii) the denominator of which is fifty percent (50.0%) of the sum of the average annual dollar amounts of advisory fees paid by all Harris-Managed Insight Funds (other than the Excluded Shut-Down Funds) in respect of advisory services performed for such funds during the Initial Period (for the avoidance of doubt, whether or not HIM and its Affiliates have ceased to perform sub-advisory or similar services for any such fund during the Initial Period).

“Terminated Insight Fund Make-Whole Reduction Amount” shall mean the product of (i) the difference (but not less than $0) resulting from (A) the product of (I) the difference (but not less than $0) resulting from $35,000,000.00 minus the Non-Approved Phoenix Fund Amount, multiplied by (II) the Harris-Sourced Revenue Factor, minus (B) the aggregate dollar amount of all Applicable Cash Flows, multiplied by (ii) the aggregate Terminated Insight Fund Termination Penalty Percentages (expressed as decimals) of all Harris-Managed Insight Funds (other than the Excluded Shut-Down Funds) with respect to which the Harris-Managed Insight Fund Sub-Advisory Agreement terminated prior to the end of the Initial Period in an Other Termination (for the avoidance of doubt, with each such For Cause Insight Fund Termination Penalty Percentage determined as of the time of such applicable prior termination).

SECTION 2. CONTINGENT POST-CLOSING PAYMENT.

Subject to the Closing having occurred under the Transaction Agreement, in the event that, following the end of the Initial Period and the making of any Harris-Managed Insight Fund Termination Protection Payments to HIM pursuant to Section 3.2(d) of the Transaction Agreement:

(i) (A) The sum of (I) the Applicable Cash Flows plus (II) the dollar amount of any Harris-Managed Insight Fund Termination Protection Payments paid pursuant to Section 3.2(d) of the Transaction Agreement) is less than (B) the difference (but not less than $0) resulting from (I) the product of (x) the difference (but not less than $0) resulting from $35,000,000.00 minus the Non-Approved Phoenix Fund Reduction Amount multiplied by (y) the Harris-Sourced Revenue Factor, minus (II) the sum of (1) the Terminated Phoenix Fund/Product Make-Whole Reduction Amount plus (2) the Terminated Insight Fund Make-Whole Reduction Amount (the amount of any such shortfall described in this clause (i), the “Potential Harris-Managed Phoenix Fund/Product Contingent True-Up Amount”); and

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(ii) (A) The aggregate dollar amount of all Applicable Cash Flows described in clauses (iii) and (iv) of the definition of “Applicable Cash Flows” set forth in the Transaction Agreement paid (or payable) to HIM, Harris N.A. or any of their respective Affiliates in respect of services performed by any of them following the Closing Date and prior to the Fifth Anniversary for (or in respect of) any of the Harris-Managed Phoenix Funds or Other Harris-Managed Phoenix Investment Products is less than (B) the dollar amount (but not less than $0) resulting from (I) $20,000,000.00 minus (II) the sum of the Non-Approved Phoenix Fund Reduction Amount plus the Terminated Phoenix Fund/Product Make-Whole Reduction Amount (the amount of any such shortfall described in this clause (ii), the “Dollar Shortfall”);

then in such event PIC (or a Purchasing Successor Adviser, if applicable) shall pay (or cause one of its Affiliates to pay) to HIM not later than thirty (30) days following the fifth (5th) anniversary of the Closing Date (by wire transfer of immediately available funds to the same account utilized pursuant to Section 3.1(b) of the Transaction Agreement, or to such other account as is specified in writing by HIM to PIC (or such Purchasing Successor Adviser, if applicable) not later than ten Business Days prior to such anniversary) that dollar amount (any such payment pursuant to this Section 2, a “Harris-Managed Phoenix Fund Contingent True-Up Payment”) equal to the lesser of (1) the Potential Harris-Managed Phoenix Fund Contingent True-Up Amount and (2) the Dollar Shortfall.

SECTION 3. POST-CLOSING COVENANTS OF HIM.

3.1 Certain Agreements. From and after the Closing for so long as HIM or any of its Affiliates is acting as an investment adviser or sub-adviser to any of the Funds or any other investment product sponsored, managed and/or distributed by PIC, a Purchasing Successor Adviser or any of their respective Affiliates, HIM shall (and shall cause its Affiliates to):

(a) Use commercially reasonable efforts to provide PIC (or a Purchasing Successor Adviser, as applicable), its Affiliates and the Insight Funds with access to the distribution systems of HIM, Harris N.A. and their respective Affiliates that is no less favorable than the access that the Insight Funds have had to such distribution systems prior to the date of this Agreement;

(b) Not take any action that is intended to (or otherwise would reasonably be expected to) cause or encourage generally the withdrawal or other removal by investment management, brokerage or banking clients of HFC or any controlled Affiliate thereof (including without limitation Harris N.A.) of Harris-Sourced Assets from the Insight Funds, provided that nothing contained in this Section 3.1(b) shall be construed to prevent HFC or any controlled Affiliate thereof (including without limitation Harris N.A.) from managing its client accounts in good faith in the ordinary course of business or from the other good faith exercise of its fiduciary duties to clients;

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(c) Keep PIC (or a Purchasing Successor Adviser, as applicable) reasonably informed of, and reasonably consult with PIC in advance of, any anticipated changes in (including terminations of) portfolio managers and other senior portfolio management personnel at HIM (and any applicable Affiliates thereof) who are involved in the management of any of the Funds or any other investment product sponsored, managed and/or distributed by PIC (or a Purchasing Successor Adviser, as applicable) or any Affiliate thereof;

(d) Use commercially reasonable efforts to assist PIC (or a Purchasing Successor Adviser, as applicable) and its Affiliates in the initial and periodic renewals of the investment advisory or sub-advisory (as applicable) arrangements relating to each Fund or other investment product for which HIM, Harris N.A. or any of their respective Affiliates serves as an adviser or sub-adviser as of immediately following the Closing, and with respect to any additional funds or other investment products in respect of which PIC (or a Purchasing Successor Adviser, as applicable) or any of its Affiliates seeks to retain HIM, Harris N.A. or an Affiliate thereof as an investment adviser or sub-adviser, including without limitation by providing all information reasonably requested in connection therewith, participating in board of trustees and similar meetings in connection therewith, and otherwise agreeing to provide such services and cooperating in good faith and providing reasonable assistance in connection therewith; and

(e) (i) Use reasonable best efforts to implement each of those actions described in Schedule 3.1(e) attached hereto (the “Compliance Protocols”) as promptly as practicable following the date of this Agreement (and in any event not later than the outside dates specified for such respective actions in such schedule), subject to any changes therein that may be approved in advance in writing by PIC following the date of this Agreement, (ii) at all times following the implementation of each of the actions described in the Compliance Protocols, use reasonable best efforts to maintain the implementation of those actions (including without limitation by maintaining in effect the policies and procedures numbered 2-10 described in the summary “Description of HIM Procedures and Status” referenced in the Compliance Protocols), and use reasonable best efforts to cause all personnel (including without limitation portfolio managers and other portfolio management personnel) of HIM, Harris N.A. and their respective Affiliates involved in the management of or other provision of services to any of the Funds or other investment products sponsored, managed, and/or distributed by PIC (or a Purchasing Successor Adviser, as applicable) or any of its Affiliates to fully comply with such policies and procedures and with all of the other compliance policies and procedures of HIM and its applicable Affiliates, (iii) promptly notify PIC upon becoming aware of any material non-compliance with any of the requirements of the Compliance Protocols or of this Section 3.1(e), and (iv) cooperate in all reasonable respects with any reviews or similar processes that PIC may from time to time reasonably request in connection with gauging compliance with the Compliance Protocols and the other compliance policies and procedures of HIM and its applicable Affiliates as the same relate to the provision of services to or in respect of the Funds or other investment products sponsored, managed and/or distributed by PIC or a Purchasing Successor Adviser (as applicable) or any Affiliate thereof (subject in each case (i) through (iv) to any contrary requirements of applicable laws and regulations, and provided that, for the avoidance of doubt and notwithstanding this Section 3.1(e), HIM and its Affiliates shall at all times remain fully in control of (subject to compliance with the express covenants set forth in

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this Section 3.1(e)) and responsible for their own legal and regulatory compliance and the compliance of their respective personnel, and in no event shall PIC or any Affiliate thereof be deemed responsible for such compliance or to be acting in a supervisory or similar capacity with respect to any of such Persons by reason of this Section 3.1(e) or otherwise).

3.2 Restricted Fund Types. (a) Except to the extent expressly permitted by Section 3.2(b) below or as otherwise consented to in advance in writing by PIC in its sole discretion, from and after the Closing until the Fifth Anniversary, HIM shall not (and HIM shall cause HFC, each of HFC’s controlled Affiliates other than HIM, and any other Affiliate of HIM conducting business under the “Harris” name, in each such case not to) sponsor or act as an investment adviser or sub-adviser (or otherwise provide investment advisory services, directly or indirectly) to or in respect of any Restricted Fund Type (as defined below) (collectively, “Restricted Fund Activities”).

(b) Notwithstanding the provisions of Section 3.2(a) above, each of HIM, HFC, each of HFC’s controlled Affiliates other than HIM, and any other Affiliate of HIM conducting business under the “Harris” name (collectively, the “Restricted Harris Companies”) may, with respect to Restricted Fund Activities:

(i) Act as a sub-adviser to any fund that is a Restricted Fund Type if (A) such fund is one of the BMO Income Fund, the BMO US Growth Fund, the BMO US Equity Index RSP Fund, the BMO US Value Fund, the BMO US Special Equity Index Fund, the BMO Global Science and Technology Fund, the BMO US Dollar Money Market Fund, the BMO US Dollar Bond Fund, the BMO US Dollar Equity Index Fund, the BMO Asset Allocation Fund or the BMO NAFTA Fund (and HIM hereby represents and warrants to PIC that each of the foregoing BMO funds is as of the date of this Agreement sponsored by the Bank of Montreal or one of its Affiliates (other than any of the Restricted Harris Companies) and sub-advised by HIM or a subsidiary of HIM), and (B) such fund does not have its U.S. distribution materially expanded after the date of this Agreement from those distribution channels and U.S. distribution resources utilized with respect to such fund as of the date of this Agreement to distribution channels competitive with those utilized by the Phoenix Funds, the Insight Funds or any Other Harris-Managed Investment Product unless HIM first provides PIC with prior written notice (a “BMO Fund Competition Notice”) of the intent of BMO to expand such U.S. distribution pursuant to this Section 3.2(b)(i)(B) setting forth in reasonable detail the nature of such intended expansion and making express reference to this provision;

(ii) Act as a sub-adviser to any fund that is a Restricted Fund Type if shares of such fund are offered only outside of the United States;

(iii) Act as a sub-adviser to any fund that is a Restricted Fund Type if (A) such fund is sponsored by a third party (other than a Restricted Harris Company or any Affiliate thereof) and (B) such fund is a “multi-manager” fund (i.e., a fund employing multiple sub-advisers and not held out to the public as a “Harris” fund) (I) that at all times employs at least one sub-adviser that is not a Restricted Harris Company or an

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Affiliate of any of the Restricted Harris Companies and (II) with respect to which the Restricted Harris Companies are in the aggregate responsible for the management of less than sixty-five percent of the total portfolio of such fund (provided that increases in the aggregate percentage of any such fund’s portfolio managed by Restricted Harris Companies resulting from market appreciation in the portion of such fund’s portfolio managed by Restricted Harris Companies, and/or market depreciation in the portion of such fund’s portfolio managed by third-party sub-adviser(s), in each such case occurring subsequent to the commencement of a Restricted Harris Company acting as a sub-adviser to such fund shall be disregarded in determining whether such percentage limitation has been exceeded);

(iv) Act as a sub-adviser to any fund that is a Restricted Fund Type if (A) such fund is sponsored by a third party (other than a Restricted Harris Company or any Affiliate thereof), (B) such third party does not, in the ordinary course of its business, distribute (or otherwise make available to its clients or customers), through the investment program or platform for which such Restricted Harris Company proposes to act as a sub-adviser, the shares of investment companies registered under the Investment Company Act that (I) are sponsored by other third parties and (II) have a pricing (fee) structure that would generally be associated with distribution through a retail network, and (C) HIM provides PIC with prior written notice of the intent of a Restricted Harris Company to act as a sub-adviser to such fund pursuant to this Section 3.2(b)(iv) setting forth in reasonable detail the nature of such proposed arrangements;

(v) Acquire or otherwise hold any interest (whether by way of a purchase, merger, consolidation or other transaction) in or otherwise become Affiliated with any Person engaged directly or indirectly in any Restricted Fund Activities if the direct and indirect interests beneficially owned by HFC and its Affiliates in the aggregate represent less than 15% of the voting interests and less than 15% of the economic interests in such Person (in each case assuming the exercise of all rights of HFC and its Affiliates therein) (provided that, for the avoidance of doubt, this Section 3.2(b)(iv) shall not permit HFC or any of its controlled Affiliates other than the Person described in this Section 3.2(b)(iv) to themselves engage in Restricted Fund Activities);

(vi) Hold any interest in a controlled Affiliate of HFC that is acquired after the date of this Agreement (whether by way of a purchase, merger, consolidation, asset purchase or other transaction) by HFC or any of its controlled Affiliates (other than HIM) as a going concern, in a bona fide acquisition not entered into for the purpose of circumventing the provisions of this Section 3.2 (an “Acquisition”), of an unaffiliated third-party business (any such business acquired in an Acquisition, an “Acquired Business”) if (A) the Acquired Business is not branded with the name “Harris” or “Insight Funds” (or any derivation thereof) at any time prior to the Fifth Anniversary in connection with funds that are Restricted Fund Types, (B) none of the Restricted Harris Companies at any time share confidential or proprietary information relating to the Harris-Managed Insight Funds, the Harris-Managed Phoenix Funds or the Other Harris- Managed Phoenix Investment Products (or the services of the Restricted Harris

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Companies with respect thereto) with such Acquired Business or its personnel (except to the extent required to comply with law or judicial process), (C) the services of HIM personnel are not made available to the clients or other customers of the Acquired Business (e.g., through the transfer of such personnel to such Acquired Business or through “dual-employee” or similar arrangements), other than pursuant to the express provisions of the below proviso to this clause (vi), and (D) no Restricted Harris Company (including without limitation HIM) acts as a sub-adviser to (or otherwise engages in Restricted Fund Activities in connection with) any fund that is a Restricted Fund Type and sponsored by the Acquired Business, other than pursuant to the express provisions of the below proviso to this clause (vi); provided, however, that the conditions set forth in the foregoing sub-clauses (A), (C) and (D) of this clause (vi) shall not apply to the Acquired Business in connection with Restricted Fund Activities relating to any Restricted Fund Type for which HIM provides PIC with prior written notice (an “Acquired Fund Competition Notice”) of the intent of a Restricted Harris Company to act as a sub-adviser to such a fund pursuant to this proviso, setting forth in reasonable detail the nature of such intended arrangements and making express reference to this provision (in which case such Restricted Harris Company may act as a sub-adviser to such fund); and

(vii) From and after the third anniversary of the earlier of (A) the Harris- Managed Phoenix Fund Shareholder Approval Date or (B) September 30, 2006, act as a sub-adviser to any fund that is a Restricted Fund Type if (A) such fund is sponsored by a third party (other than a Restricted Harris Company or any Affiliate thereof), (B) the corresponding Harris-Managed Insight Fund, Harris-Managed Phoenix Fund or Other Harris-Managed Phoenix Investment Product (as applicable) is an Applicable Small Fund (as defined below) that had (at the time such Restricted Harris Company commenced acting as sub-adviser to such third party-sponsored fund) a total net asset value of less than the Minimum AUM Amount (as defined below), and (C) HIM provides PIC with prior written notice (a “Small Fund Competition Notice”) of the intent of a Restricted Harris Company to act as a sub-adviser to such fund pursuant to this Section 3.2(b)(vii) setting forth in reasonable detail the nature of such intended arrangements and making express reference to this proviso.

(c) A “Restricted Fund Type” shall mean any investment company registered under the Investment Company Act that is substantially similar (by way of illustration, one “small cap value” fund being substantially similar to any other “small cap value” fund) to any of the Harris-Managed Insight Funds, Harris-Managed Phoenix Funds or Other Harris-Managed Phoenix Investment Products (for the avoidance of doubt, whether or not HIM and its Affiliates have following the Closing resigned or otherwise ceased to provide investment management services in respect of any such Harris-Managed Insight Fund, Harris-Managed Phoenix Fund or Other Harris-Managed Phoenix Investment Product for any reason, subject to the proviso to this sentence); provided, however, that a particular type of fund (e.g., “small cap value”) shall cease to be a Restricted Fund Type from and after such time following the Closing as HIM or an Affiliate thereof (as applicable) has been terminated as the adviser or sub-adviser (as applicable) of (and from otherwise providing investment management services, directly or indirectly, to or in

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respect of) the corresponding Harris-Managed Insight Fund, Harris-Managed Phoenix Fund or Other Harris-Managed Phoenix Investment Product (as applicable) by action of PIC, a Purchasing Successor Adviser or the governing board of such corresponding investment company (as applicable) effecting such termination.

The “Minimum AUM Amount” shall mean (i) with respect to any Harris-Managed Insight Fund or Harris-Managed Phoenix Fund that had a total net asset value of less than $200 million as of the Closing Date, the dollar amount equal to such total net asset value as of the Closing Date plus $100 million, or (ii) with respect to any Harris-Managed Insight Fund or Harris Managed Phoenix Fund that had a total net asset value of at least $200 million as of the Closing Date, or any Other Harris-Managed Phoenix Investment Product that had a total net asset value of at least $200 million as of the date that a Restricted Harris Company first commenced providing investment management services to such fund (in any such case, an “Applicable Small Fund”), that dollar amount equal to 1.4 times such fund’s total net asset value on the Closing Date or such date that a Restricted Harris Company first commenced providing such services (as applicable).

3.3 Certain Solicitation and Hiring Restrictions. Except to the extent otherwise consented to in advance in writing by PIC in its sole discretion, from and after the Closing until the Fifth Anniversary, HIM shall not (and HIM shall cause each of the other Restricted Harris Companies not to), directly or indirectly, (i) solicit for employment (or otherwise seek to induce to leave the employment of PXP or a controlled Affiliate thereof) any portfolio manager or other senior portfolio management personnel of PXP or any of its controlled Affiliates who is engaged in the provision of investment management services to any funds that are (or at any prior time during the Initial Period were) Restricted Fund Types (provided that this restriction shall not be deemed violated by general advertising or mailings, or by other means of solicitation not directly targeted at employees of PIC or any of its Affiliates in particular), or (ii) hire any portfolio manager or other senior portfolio management personnel of PXP or any of its controlled Affiliates then employed by any such Person and engaged in the provision of investment management services to any funds that are (or at any prior time during the Initial Period were) Restricted Fund Types, or any individual who was employed in such a capacity by PXP or a controlled Affiliate thereof within the six-month period immediately preceding such hiring by a Restricted Harris Company, in each such case other than any such individual whose employment has been affirmatively terminated by PXP or a controlled Affiliate thereof.

SECTION 4. POST-CLOSING COVENANT OF PIC.

4.1 Distribution. From and after the Closing, for so long as HIM, Harris N.A. or any of their respective Affiliates is acting as an investment adviser or sub-adviser to any of the Insight Funds sponsored by PIC, PIC shall (and shall cause its Affiliates to) use commercially reasonable efforts to provide such Fund with access to the distribution systems of PIC and its Affiliates that is no less favorable than the access afforded to other similar investment products sponsored by PIC and its Affiliates that are distributed in such systems.

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4.2 Certain Solicitation and Hiring Restrictions. Except to the extent otherwise consented to in advance in writing by HIM in its sole discretion, from and after the Closing until the Fifth Anniversary, PIC shall not (and PIC shall cause PXP and each of PXP’s controlled Affiliates other than PIC not to), directly or indirectly, (i) solicit for employment (or otherwise seek to induce to leave the employment of HIM or an Affiliate thereof) any portfolio manager or other senior portfolio management personnel of HIM or any of its Affiliates who is engaged in the provision of investment management services to any of the Harris-Managed Phoenix Funds, the Harris-Managed Insight Funds or the Other Harris-Managed Phoenix Investment Products (provided that this restriction shall not be deemed violated by general advertising or mailings, or by other means of solicitation not directly targeted at employees of HIM or any of its Affiliates in particular), or (ii) hire any portfolio manager or other senior portfolio management personnel of HIM or any of its Affiliates then employed by any such Person and engaged in the provision of investment management services to any of the Harris- Managed Phoenix Funds, the Harris-Managed Insight Funds or the Other Harris-Managed Phoenix Investment Products, or any individual who was employed in such a capacity by HIM or an Affiliate thereof within the six-month period immediately preceding such hiring by PIC or an Affiliate thereof, in each such case other than (A) any such individual whose employment has been affirmatively terminated by HIM or an Affiliate thereof, or who has otherwise been removed by HIM or an Affiliate thereof from (or otherwise had his or her responsibilities substantially and adversely reduced with respect to) the provision of investment advisory services to (or in respect of) any Harris-Managed Phoenix Fund, Harris-Managed Insight Fund or Other Harris-Managed Phoenix Investment Product without the prior written consent of PIC (for the avoidance of doubt, whether or not such individual’s employment with HIM or an Affiliate thereof has also been terminated), or (B) any such individual who was providing investment management services to (or in respect of) any Harris-Managed Phoenix Fund, Harris-Managed Insight Fund or Other Harris-Managed Phoenix Investment Product within the six-month period immediately preceding HIM or any of its Affiliates having resigned as adviser, sub-adviser or in a similar capacity with respect to such fund or other investment product.

SECTION 5. MISCELLANEOUS.

5.1 Successors and Assigns. No party hereto shall assign this Agreement or any rights or obligations hereunder without the prior written consent of the other party, and any such attempted assignment without such prior written consent shall be void and of no force and effect. This Agreement shall inure to the benefit of and shall be binding upon the successors and permitted assigns of the parties hereto.

5.2 Governing Law; Jurisdiction. This Agreement shall be construed, performed and enforced in accordance with, and governed by, the laws of the State of New York. The parties hereto irrevocably elect as the sole judicial forums for the adjudication of any matters arising under or in connection with this Agreement, and consent to the jurisdiction of, the courts of the County of New York, State of New York and the United States of America for the Southern District of New York.

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5.3 Severability. In the event that any provision of this Agreement is declared by any court or other judicial or administrative body to be null, void or unenforceable, said provision shall survive to the extent it is not so declared, and all of the other provisions of this Agreement shall remain in full force and effect.

5.4 Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given (i) on the date of service if served personally on the party to whom notice is to be given; (ii) on the day of transmission if sent via facsimile transmission to the facsimile number given below, and telephonic confirmation of receipt is obtained promptly after completion of transmission; (iii) on the day after delivery to Federal Express or similar overnight courier or the Express Mail service maintained by the United States Postal Service for overnight delivery; or (iv) on the fifth day after mailing, if mailed to the party to whom notice is to be given, by first class mail, registered or certified, postage prepaid and properly addressed, to the party as follows:

If to HIM:

Harris Investment Management, Inc.

111 West Monroe

Chicago, Illinois 60603

Attention: Paul Reagan

Facsimile No.: (312) 461-3869

With a copy to:

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10012

Attention: John J. O’Brien, Esq.

Facsimile No.: (212) 558-3588

If to PIC:

Phoenix Investment Counsel, Inc.

One American Row

P.O. Box 5056

Hartford, CT 06182-5056

Attention: General Counsel

Facsimile No.: (860) 403-5566

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With a copy to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Attn: Robert D. Goldbaum, Esq.

Facsimile No.: (212) 455-2502

Any party may change its address for the purpose of this Section 5.4 by giving the other party written notice of its new address in the manner set forth above.

5.5 Amendments; Waivers; Termination. (a) This Agreement may be amended or modified, and any of the terms, covenants, representations, warranties or conditions hereof may be waived, only by a written instrument executed by both of the parties hereto, or in the case of a waiver, by the party waiving compliance. Any waiver by any party of any condition, or of the breach of any provision, term, covenant, representation or warranty contained in this Agreement, in any one or more instances, shall not be deemed to be nor construed as a further or continuing waiver of any such condition, or of the breach of any other provision, term, covenant, representation or warranty of this Agreement.

(b) This Agreement shall terminate automatically in the event that the Transaction Agreement terminates for any reason without the Closing having occurred thereunder, and shall otherwise not be terminable except with the written consent of both PIC and HIM.

5.6 Entire Agreement. This Agreement, the Transaction Agreement and the other written agreements referenced herein and therein contain the entire understanding among the parties hereto with respect to the transactions contemplated hereby and supersede and replace all prior and contemporaneous agreements and understandings, oral or written, with regard to such transactions. All Exhibits and Schedules hereto and any documents and instruments delivered pursuant to any provision hereof are expressly made a part of this Agreement as fully as though completely set forth herein. Nothing in this Agreement or the Transaction Agreement is intended, nor shall anything herein or therein be construed or implied, to create a partnership, joint venture or other like relationship between PIC and HIM (or as among any of their respective Affiliates).

5.7 Section and Paragraph Headings. The section and paragraph headings in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

5.8 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which shall constitute the same instrument.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

HARRIS INVESTMENT MANAGEMENT, INC.

By:	/s/ PAUL V. REAGAN
Name: Paul V. Reagan
Title: GC

PHOENIX INVESTMENT COUNSEL, INC.

By:	/s/ DANIEL T. GERACI
Name:
Title: